EXECUTION VERSION

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT, dated as of December 22, 2017 (as amended, supplemented or otherwise modified from time to time, the “Agreement”), is entered into by and among:

(a)	Banro Corporation (“Banro”) and its undersigned direct and indirect subsidiaries (each, including Banro, a “Company Party” and collectively, the “Company”);

(b)	Baiyin International Investment Limited and affiliates thereof within the direct or indirect control of Baiyin Nonferrous Group Company, Limited (collectively, “Baiyin”);

(c)	Gramercy Funds Management LLC, as agent for and on behalf of the funds and accounts for which it acts as investment manager or advisor as identified on its signature page hereto (“Gramercy”); and

(d)

each of the other parties hereto (together with Baiyin and Gramercy, the “Consenting Parties” and each a “Consenting Party”) by executing a consent agreement in the form of Schedule “B”(a “Consent Agreement”).

RECITALS

WHEREAS, the Consenting Parties include, inter alia (i) holders of the Notes (ii) lenders under the Gold Streams, (iii) purchasers under the Gold Forwards, (iv) the lender under the Dore Loan, and/or (v) holders of common shares of Banro (the “Common Shares”);

AND WHEREAS, the Company, the Consenting Parties (together with the Company, each a “Party” and collectively, the “Parties”) and their respective advisors have engaged in good-faith negotiations regarding a comprehensive restructuring of certain financial obligations of the Company (the “Recapitalization”), pursuant to which, among other things, (i) the Notes, the Namoya II Forward and the Dore Loan (the “Affected Parity Lien Debt” and the claims and other obligations arising thereunder, the “Parity Lien Debt Claims”) would be exchanged for new equity to be issued by Banro (the “New Common Shares”), (ii) the terms of the Namoya Forward, the Twangiza Forward and the Twangiza 2017 Forward (the “Affected Priority Lien Debt” and the claims and other obligations arising thereunder, the “Priority Lien Debt Claims”) would be amended to provide for, among other things, extended delivery schedules, and (iii) the terms of the Gold Streams would be amended, all as set forth in the restructuring term sheet (the “Restructuring Term Sheet”) attached as Schedule “C” hereto;

AND WHEREAS, the Consenting Parties have entered into this Agreement in support of a transaction involving the Company (the “Transaction”), which Transaction shall either be (i) a transaction (an “Alternative Transaction”) identified pursuant to a Sales and Investment Solicitation Process (the “SISP”) in the form attached as Schedule “D” hereto, and to be conducted by the Company in accordance with the terms thereof and hereof and the Restructuring Term Sheet, that constitutes an Acceptable Alternative Transaction (as defined below), or (ii) the Recapitalization;

AND WHEREAS, the Parties intend to implement the Transaction through proceedings (the “CCAA Proceedings”) commenced by the Company under the Companies’ Creditors Arrangement Act (the “CCAA”) in the Ontario Superior Court of Justice (Commercial List) (the “Court”) in accordance with the terms and conditions set forth in this Agreement and pursuant to, (i) with respect to the Acceptable Alternative Transaction, Court-approval as part of proceedings or, (ii) with respect to the Recapitalization, a plan of arrangement or compromise (as it may be amended from time to time in accordance with its terms and this Agreement, the “Plan”) to be filed in respect of the CCAA Proceedings;

EXECUTION VERSION

AND WHEREAS, Baiyin and Gramercy have agreed to provide debtor-in-possession interim financing to the Company pursuant to the Interim Financing Facility (as defined below), on the terms and conditions described in the interim financing term sheet (the “Interim Financing Term Sheet”) attached as an exhibit to the Restructuring Term Sheet;

AND WHEREAS, each Party and its respective counsel and other advisors have reviewed or have had the opportunity to review the Restructuring Term Sheet, Interim Financing Term Sheet and this Agreement and each Party has agreed to the terms and conditions set forth in the Restructuring Term Sheet, Interim Financing Term Sheet and this Agreement;

AND WHEREAS, capitalized terms used but not otherwise defined in the main text of this Agreement have the meanings ascribed to such terms in Schedule “A”.

NOW THEREFORE, the Parties hereby agree as follows:

1.	Terms of the Recapitalization

The terms of the Recapitalization as agreed among the Parties and to be implemented in accordance with the terms of this Agreement (the “Recapitalization Terms”) are set forth in the Restructuring Term Sheet, which is incorporated herein and made part of this Agreement. In the case of a conflict between the provisions contained in the text of this Agreement, the Restructuring Term Sheet and Interim Financing Term Sheet, the terms of this Agreement shall govern. In the case of a conflict between the provisions contained in the text of this Agreement and the Plan, the terms of the Plan shall govern.

2.	Obligations

The obligations of the Parties under this Agreement shall be conditional upon Baiyin having received all regulatory approvals by January 19, 2018, or such other day as may be agreed to with the Company and the Requisite Consenting Parties, in connection with the transactions contemplated by this Agreement that it requires from any legislative, executive, judicial or administrative body, agency or person having or purporting to have jurisdiction in the People’s Republic of China or subdivision thereof (the “PRC Approvals”). Baiyin shall provide notice to the Company and each of the other Consenting Parties promptly upon obtaining the PRC Approvals.

3.	Representations and Warranties of the Consenting Parties

Each Consenting Party hereby represents and warrants, severally and not jointly, to the Company and each other Consenting Party (and acknowledges that the Company and each other Consenting Party is relying upon such representations and warranties) that:

EXECUTION VERSION

(a)

It is, as at the date of this Agreement, the sole legal and beneficial holder of (or has sole voting and investment discretion, including discretionary authority to manage or administer funds and vote or direct the voting with respect to) the principal amount(s) and/or number, as applicable, of Parity Lien Debt Claims and Priority Lien Debt Claims set forth on its signature page hereto (its “Relevant Debt”);

(b)	It along with any related person, affiliate, related group or person under common control with such Consenting Party together do not own or control more than 50% of Banro’s voting Common Shares;

(c)

This Agreement has been duly executed and delivered by it, and, assuming the due authorization, execution and delivery by the other Parties, this Agreement constitutes a legal, valid and binding obligation of such Consenting Party, enforceable against such Consenting Party in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(d)

It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder and consummate the transactions contemplated hereby;

(e)

It is a sophisticated party with sufficient knowledge and experience to properly evaluate the terms and conditions of this Agreement; it has conducted its own analysis and made its own decision to enter in this Agreement and has obtained such independent advice in this regard as it deemed appropriate; and it has not relied on the analysis or decision of any Person other than its own independent advisors;

(f)

The execution and delivery of this Agreement by it and the completion by it of its obligations hereunder and the consummation of the transactions contemplated herein do not and will not violate or conflict with any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Consenting Party or any of its properties or assets (subject to obtaining all requisite approvals contemplated by this Agreement);

(g)

Except as contemplated by this Agreement, it has not deposited any of its Relevant Debt into a voting trust, or granted (or permitted to be granted) any proxies or powers of attorney or attorney in fact, or entered into a voting agreement, understanding or arrangement, or granted (or permitted to be granted) any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a voting trust or other agreement, with respect to the voting of its Relevant Debt where such trust, grant, agreement, understanding, arrangement, right or privilege would in any manner restrict the ability of the Consenting Party to comply with its obligations under this Agreement, or the ability of any holder of the Relevant Debt to exercise all ownership rights thereto; and

(h)

To the best of its knowledge, there is not now pending or threatened against it or any of its properties, nor has it received notice in respect of, any claim, potential claim, litigation, action, suit, arbitration, investigation or other proceeding before any Governmental Entity that, individually or in the aggregate, would reasonably be expected to materially impede its ability to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.

EXECUTION VERSION

4.	Representations and Warranties of the Company

Each Company Party hereby jointly and severally represents and warrants to each Consenting Party, (and each Company Party acknowledges that each Consenting Party is relying upon such representations and warranties) that:

(a)

To the best of its knowledge and based on the Recapitalization Terms, no stakeholder, regulatory or Court approvals, consents, waivers or filings are required to be obtained by any Company Party in respect of the Recapitalization other than (i) Court approval of the Plan, (ii) requisite approval of the creditors of the Plan at the Creditors’ Meeting (as defined below), (iii) any approvals required in connection with Banro’s application to cease to be a reporting issuer in Canada or to be delisted from any applicable stock exchange, or (iv) any approvals required in connection with the continuance of Banro from Canada and its domestication in the Cayman Islands or such other jurisdiction acceptable to the Requisite Consenting Parties;

(b)

This Agreement has been duly executed and delivered by it, and, assuming the due authorization, execution and delivery by each of the other Parties, this Agreement constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(c)

It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary corporate power and authority to conduct its business as currently being conducted, and to execute and deliver this Agreement and to perform its obligations hereunder and consummate the transactions contemplated hereby and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing its dissolution or winding up;

(d)

The execution and delivery of this Agreement by it and the completion by it of its obligations hereunder and the consummation of the transactions contemplated hereby do not and will not violate or conflict with (i) any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to it or any of its properties or assets, (ii) its articles, bylaws and constating documents, or (iii) subject to any default that may be stayed by the Court in the CCAA Proceedings, any Material Contract to which it is a party except where such violation or conflict would not reasonably be expected to cause a Material Adverse Change;

(e)	It attorns to the jurisdiction of the Court with respect to all matters relating to the Transaction, the CCAA Proceedings and this Agreement;

(f)

Except as disclosed in the Information or as otherwise disclosed in the Disclosure Letter, there is no proceeding, claim or investigation pending or threatened against it or any of its properties or assets, nor has it received notice in respect of, any claim, potential claim, litigation, action, suit, arbitration, investigation or other proceeding before any Governmental Entity that, individually or in the aggregate, would reasonably be expected to cause a Material Adverse Change;

EXECUTION VERSION

(g)

Except as disclosed in the Information or as otherwise disclosed in the Disclosure Letter, it does not have any Material Liabilities as of the date of this Agreement except (i) Liabilities which are reflected and properly reserved against in the Financial Statements or (ii) Liabilities incurred in the ordinary course of business and consistent with past practice since June 30, 2017;

(h)

Except as disclosed in the Information or as otherwise disclosed in the Disclosure Letter or contemplated by this Agreement and the transactions contemplated hereby, there has not been since June 30, 2017, (i) any Material Adverse Change, (ii) any Material transaction to which the Company is a party outside the ordinary course of business, or (iii) any Material change in the capital or outstanding Liabilities of the Company;

(i)

Other than the other Company Parties and as disclosed in the Disclosure Letter, Banro has no direct or indirect affiliates or subsidiaries nor any investment in any Person or any agreement, option or commitment to acquire any such investment. All of the issued and outstanding common shares in the capital of each such subsidiary have been duly authorized and validly issued, are fully paid and are, except as set forth in the Disclosure Letter, directly or indirectly beneficially owned by Banro, free and clear of any liens or other encumbrances (other than under the Amended and Restated Collateral Trust Agreement). None of the outstanding shares of the capital stock of any such subsidiary was issued in violation of the pre-emptive or similar rights of any security holder of such subsidiary. There exist no options, warrants, purchase rights, or other contracts or commitments that could require Banro to sell, transfer or otherwise dispose of any capital stock of any subsidiary;

(j)

Except as disclosed in the Information, other than the cease trade order dated November 20, 2017 or the delisting review letter received from the TSX dated November 27, 2017, no order halting or suspending trading in securities of Banro or prohibiting the sale of such securities has been issued to and is outstanding against Banro, and to the knowledge of Banro and the directors and officers of Banro, as applicable, and except as may be related to matters disclosed in the Information or as otherwise disclosed in the Disclosure Letter, no investigations or proceedings for such purpose are pending or threatened as of the date of this Agreement;

(k)

Its Material assets and property have been operated, prior to the date of this Agreement, in a manner consistent with customary industry practices in the jurisdictions in which they are located, except as otherwise disclosed in the Disclosure Letter;

(l)

Except as disclosed in the Information, it has conducted its business in substantial compliance with all Laws and it has not received any notice to the effect that, nor has it otherwise been advised that, it is not in substantial compliance with such Laws, except where such non-compliance would not reasonably be expected to result in a Material Adverse Change;

EXECUTION VERSION

(m)

Except as disclosed in the Information, it has obtained all permits, licenses and other authorizations which are required under all Environmental Laws and, as of the date of this Agreement, it is in substantial compliance with all Environmental Laws and all terms and conditions of all such permits, licenses and authorizations, except where absence of such permits, licenses or other authorizations or such non-compliance would not reasonably be expected to result in a Material Adverse Change;

(n)

It has filed all tax returns which were required to be filed as of the date hereof, has paid or made provision for payment (in accordance with GAAP) of all Taxes which are due and payable as of the date hereof, and has provided adequate reserves (in accordance with GAAP) for the payment of any Tax, the payment of which is being contested as of the date hereof, except to the extent that any failure to make any such filing, payment, provision or reserves would not reasonably be expected to result in a Material Adverse Change. Adequate provision has been made in the Financial Statements issued by Banro on or after June 30, 2017, for all Taxes for any period for which Tax returns are not yet required to be filed by a Company Party or for which Taxes are not yet due and payable. Each Company Party has withheld or collected any Taxes that are required by applicable Law to be withheld or collected and has paid or remitted, on a timely basis, the full amount of any Taxes that have been withheld or collected, and are due, to the applicable Governmental Entities;

(o)

Except as disclosed in the Information or as otherwise disclosed in the Disclosure Letter, from June 30, 2017, there has not been any resignation or termination of any of its officers or directors, or any increase in the rate of compensation payable or to become payable by it to any of its officers or directors (other than standard increases in connection with general, regularly-scheduled reviews consistent with past practice), including the making of any loan to, or the payment, grant or accrual of any Bonus Payment to, any such Person;

(p)

Except as disclosed in the Information or as otherwise disclosed in the Disclosure Letter, there have been no Material changes to the compensation for the top five highest paid employees of the Company from their compensation as disclosed in the Information and the Company has not agreed to any key employee retention plans in respect to such employees, or agreed to, or become obligated to pay any, Bonus Payments to such employees, except in accordance with the terms of existing bonus, incentive or retention plans or arrangements;

(q)

Except as disclosed in the Information or as otherwise disclosed in the Disclosure Letter, since January 1, 2017, Banro has complied with its public reporting obligations under Securities Laws, and all documents filed with the relevant securities regulators by Banro, at the time filed, (i) complied with all applicable Securities Laws and (ii) did not contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(r)

Except as a result of the execution of this Agreement and the Transaction, there is no material change, as defined in applicable Securities Laws, relating to the Company, or any change in any material fact, as defined in applicable Securities Laws, relating to the Company, which has not been fully disclosed in accordance with the requirements of Applicable Securities Laws and the rules and regulations of applicable stock exchanges. The Company has not filed any material change reports on a confidential basis which remain confidential;

EXECUTION VERSION

(s)

The Financial Statements issued by Banro on or after January 1, 2017 fairly reflect in all material respects as of the dates thereof, the consolidated financial condition of the Company and the results of its operations for the periods covered thereby and have been prepared in accordance with GAAP and, since January 1, 2017, except as set forth in the Information or as otherwise disclosed in the Disclosure Letter, there has been no Material Adverse Change in the consolidated financial condition of the Company or its properties, assets, condition or undertakings;

(t)

All of the Material Contracts entered into prior to the date hereof are valid, binding and enforceable in accordance with their terms against it, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors or general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity); and except as disclosed in the Information or as otherwise disclosed in the Disclosure Letter, there is no existing (or threatened in writing) breach, default or dispute with respect to, nor has any event or circumstance occurred as of the date hereof which, but for the passage of time or the giving of notice, or both, would constitute a breach or default by the Company under, any of the Material Contracts that would reasonably be expected to result in a Material Adverse Change;

(u)

As of the date of this Agreement there are no Material undisclosed potential secured, unsecured, contingent or other claims against the Company except as disclosed in the Information or as otherwise disclosed in the Disclosure Letter;

(v)

Except as set forth in the Information or in the Disclosure Letter, it does not have any Indebtedness and has not directly or indirectly created, incurred, assumed, permitted or suffered to exist any Security Interest, royalty or other encumbrance against of its assets; and

(w)

Other than in the ordinary course of business, it has not approved, entered into any agreement in respect of, and has no knowledge of the purchase of any Material property or any interest therein or the sale, transfer or other disposition of any Material property or any interest therein currently owned, directly or indirectly, by the Company, whether by asset sale, transfer of shares, or otherwise.

5.	Acknowledgments, Covenants and Agreements of the Consenting Parties

Subject to, and in consideration of, the matters set forth in Section 6 below, each Consenting Party hereby acknowledges, covenants and agrees on a several, and not joint or joint and several basis, to the Company and to each other Consenting Party:

(a)

to take all commercially reasonable actions that are reasonably necessary or appropriate to consummate the Transaction in accordance with the terms and conditions set forth in this Agreement and the SISP, and in respect of the Recapitalization, this Agreement, the Restructuring Term Sheet and the SISP;

EXECUTION VERSION

(b)	to not acquire and to ensure any related person, affiliate, related group or person under common control together do not acquire ownership or control of more than 50% of Banro’s voting Common Shares;

(c)

to tender or vote (or cause to be tendered or voted) all of its Relevant Debt to accept the Plan, if applicable, by taking such actions as are necessary to accept the Plan on a timely basis following the commencement of any solicitation in accordance with this Agreement and the CCAA and its actual receipt of solicitation materials that have been approved by the Court;

(d)

to support the approval of the Acceptable Alternative Transaction, and if no such transaction is identified pursuant to the SISP, the approval of the Plan by the Court on terms consistent with this Agreement, as promptly as practicable, through its legal advisors or otherwise;

(e)	not to take any action, or omit to take any action, that would have the effect of delaying, challenging, frustrating or hindering the approval or consummation of the Transaction;

(f)

provided that the Company is performing all of its material obligations under and in accordance with this Agreement, not to (i) seek the removal of any director of Banro pursuant to section 11.5(1) of the CCAA or otherwise, (ii) bring any motion which, if granted, would suspend or narrow the powers of any director of Banro (provided that nothing herein shall restrict the right of the Consenting Parties to bring a motion for the expansion of powers of the CCAA monitor or the appointment of a chief restructuring officer, should the circumstances reasonably require any such action), and (iii) support any other person in taking any of the actions described above;

(g)

not to, directly or indirectly, sell, assign, lend, pledge, hypothecate (except with respect to security generally applying to its investments which does not adversely affect such Consenting Party’s ability to perform its obligations under this Agreement) or otherwise transfer any of its Relevant Debt or any interest therein (or permit any of the foregoing with respect to any of its Relevant Debt), or relinquish or restrict the Consenting Party’s right to vote any of its Relevant Debt (including without limitation by way of a voting trust or grant of proxy or power of attorney or other appointment of an attorney or attorney-in-fact), or enter into any agreement, arrangement or understanding in connection therewith, except that: the Consenting Party may transfer some or all of its Relevant Debt to (A) any other fund managed by the Consenting Party for which the Consenting Party has sole voting and investment discretion, including sole discretionary authority to manage or administer funds and continues to exercise sole investment and voting authority with respect to the transferred Relevant Debt (other than Persons referred to in Section 18(a)(i)), (B) any other Consenting Party, or (C) any other Person provided such Person agrees to be bound by the terms of this Agreement with respect to the transferred Relevant Debt that is subject to such transfer and any other Relevant Debt held by it and, contemporaneously with the transfer, delivers an executed Consent Agreement. Each Consenting Party hereby agrees to provide the Company with written notice and, if applicable, a fully executed copy of the Consent Agreement, within five Business Days following any transfer to a transferee described in (B) or (C) of this Section 5(g);

EXECUTION VERSION

(h)

to execute any and all documents and perform (or cause its agents and advisors to perform) any and all commercially reasonable acts required by this Agreement (it being understood and agreed that the Recapitalization Terms are deemed to be commercially reasonably for the purposes of this Agreement) in order to satisfy its obligations hereunder and in respect of the Transaction;

(i)

subject at all times to Section 9,to the existence and factual details of this Agreement being set out in any public disclosure, including, without limitation, press releases and court materials, produced by the Company at the discretion of the Company in connection with the Transaction, the CCAA Proceedings and the Plan (subject in each case to prior approval thereof by the Requisite Consenting Parties, acting reasonably, and to the extent required in accordance with the provisions of this Agreement); and

(j)

not to accelerate or enforce, or take any action or initiate any proceeding to accelerate or enforce, the payment or repayment of any of its Relevant Debt, and not to support any other holder of any of the Affected Parity Lien Debt in taking any of the actions described above.

6.	Acknowledgements, Agreements, Covenants and Consents of the Company

(a)	Subject to the terms and conditions hereof, each and every Company Party consents and agrees to the terms of, and the transactions contemplated by, this Agreement and the Plan.

(b)

Upon execution of this Agreement, Banro will, in a timely manner, cause to be issued a press release in the form attached as Schedule "E" hereto and file a copy of this Agreement (provided that the signature pages of the Consenting Parties shall be redacted, and subject to the other redactions as may be required by Section 9of this Agreement) with the System for Electronic Document Analysis and Retrieval.

(c)

The Company shall provide the Requisite Consenting Party Advisors and the Requisite Consenting Parties with reasonable access to the books and records of the Company and reasonable access to the respective management and advisors of the Company Parties, in each case for the purposes of evaluating the Company’s business plans and participating in the plan process with respect to the Transaction.

(d)

Except as may be otherwise permitted under this Agreement, the Company shall take all actions reasonably necessary or appropriate to consummate the Transaction in accordance with the SISP. In the event that an Acceptable Alternative Transaction has not been identified pursuant to the SISP, the Company agrees that it shall proceed with the implementation of the Recapitalization pursuant to the Plan as contemplated by the SISP.

EXECUTION VERSION

(e)

The Company Parties shall not take any action, or omit to take any action, with the intent of, or which could reasonably be expected to have the effect of, delaying, challenging, frustrating or hindering the consummation of the Transaction.

(f)

The Company shall provide draft copies of all motions, applications and other documents with respect to the Transaction and the CCAA Proceedings that the Company intends to file with the Court to the Requisite Consenting Party Advisors at least two Business Days prior to the date when the Company intends to file or otherwise disseminate such documents (or, where circumstances make it impracticable to allow for two Business Days’ review, with as much opportunity for review and comment as is practically possible in the circumstances), and all such filings shall be acceptable to the Requisite Consenting Parties, acting reasonably and in a manner consistent with the terms of this Agreement. For greater certainty, the Initial Order, the Order approving the SISP, any further orders approving the Interim Financing Facility and related Court- ordered charge, any order approving an Acceptable Alternative Transaction, as applicable, the Meeting Order and/or any other order of the Court concerning or related to the Transaction shall be submitted to the Court in a form mutually agreed by the Company and the Requisite Consenting Parties, acting reasonably and in a manner consistent with the terms of this Agreement, and each such document shall be subject to any amendments that are required by the Court, provided that any such amendments are acceptable to the Company and the Requisite Consenting Parties, acting reasonably and in a manner consistent with the terms of this Agreement.

(g)

The Company’s application for any final approval or sanction order in respect of the Transaction (the “Transaction Approval Order”) shall include a request for a provision in the Transaction Approval Order under the CCAA providing for the release of each Consenting Party, CCAA Applicants and their respective present and former shareholders, members, partners, officers, directors, employees, auditors, financial advisors, legal counsel and agents from any and all demands, claims, liabilities, causes of action, debts, accounts, covenants, damages, executions and other recoveries based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Effective Time, relating to, arising out of or in connection with the Notes, the Common Shares, the Transaction, the commencement of the CCAA Proceedings, the Plan, the Interim Financing and Interim Financing Term Sheet, each as applicable, and this Agreement; provided that nothing herein or in any such release shall release or discharge any of the CCAA Applicants or the Consenting Parties if it is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed gross negligence, fraud or wilful misconduct.

(h)

Each of the Company Parties covenants and agrees to be liable to and to indemnify and save harmless each of the Consenting Parties, together with their respective subsidiaries and affiliates and their respective present and former shareholders, members, partners, officers, directors, employees, auditors, financial advisors, legal counsel and agents (each an “Indemnified Party” and, collectively, the “Indemnified Parties”) from and against any and all liabilities, claims, actions, proceedings, losses, costs, damages and expenses of any kind, including, without limitation, the reasonable costs of defending against any of the foregoing, to which any Indemnified Party may become subject or may suffer or incur in any way in relation to or arising from the Recapitalization or this Agreement, regardless of whether or not any such claim is ultimately successful, and in respect of any good faith judgment or settlement which is made in respect of any such claim in accordance with the terms hereof, provided however that the Company Parties shall not be liable to or obligated to indemnify an Indemnified Party if the claim against the Indemnified Party is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from the negligence or wilful misconduct of the Indemnified Party. If any matter or thing contemplated in the preceding sentence (any such matter or thing being a “Claim”) is asserted against any Indemnified Party or if any potential Claim contemplated hereby comes to the knowledge of any Indemnified Party, the Indemnified Party shall notify the Company as soon as reasonably possible of the nature and particulars of such Claim (provided that any failure to so notify the Company shall not affect the Company’s liability hereunder except to the extent that the Company is prejudiced thereby and then only to the extent of any such prejudice) and the Company shall, subject as hereinafter provided, be entitled (but not required) to assume at its expense the defence of any suit brought to enforce such Claim; provided that the defence of such Claim shall be conducted through legal counsel reasonably acceptable to the Indemnified Party and that no admission of liability or settlement in respect of any such Claim may be made by the Company (other than a settlement that (i) includes a full and unconditional release of the Indemnified Party without any admission or attribution of fault or liability on their part and (ii) does not require any Indemnified Party to pay any amount or agree to any ongoing covenants) or the Indemnified Party without, in each case, the prior written consent of the other, such consent not to be unreasonably withheld. In respect of any Claim, the Indemnified Party shall have the right to retain separate or additional counsel to act on its behalf in the defence thereof, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless (i) the Company fails to assume and diligently and actively prosecute the defence of the Claim on behalf of the Indemnified Party within ten Business Days after the Company has received notice of the Claim, (ii) the Company and the Indemnified Party shall have mutually agreed to the retention of the separate or additional counsel, or (iii) the named parties to the Claim (including any added third or impleaded party) include both the Indemnified Party and the Company, and the Indemnified Party shall have been advised by its counsel that representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them, in which case the Company shall not have the right to assume the exclusive defence of the Claim and the Company shall be liable to pay the reasonable fees and expenses of the separate or additional counsel for the Indemnified Party.

EXECUTION VERSION

(i)

The Company shall not, without the prior consent of the Requisite Consenting Parties, amend, modify, replace, terminate, repudiate, disclaim or waive any rights under or in respect of its Material Contracts.

(j)

The Company shall provide draft copies of all press releases, disclosure documents, definitive agreements and Meeting Materials with respect to the Transaction and the CCAA Proceedings to the Requisite Consenting Party Advisors for review and comment, and all such documents shall be acceptable to the Requisite Consenting Parties, acting reasonably and in a manner consistent with the terms of this Agreement.

EXECUTION VERSION

(k)

Subject to Court approval of the Interim Financing Term Sheet and related budget and the advance of funds under the Interim Financing Facility, the Company shall reimburse the Requisite Consenting Parties in their capacities as significant pre-filing creditors up to and including the date of the Initial Order (as defined below) for all fees, disbursements and out-of-pocket expenses incurred by the each of the Requisite Consenting Parties in connection with the negotiation and development of the Transaction and the CCAA Proceedings, including, without limitation, the reasonable and documented fees and expenses of the Requisite Consenting Party Advisors, in each case within seven days of receipt by the Company of an invoice in respect of such fees and expenses, in each case pursuant and in accordance with the terms of the Interim Financing Term Sheet.

(l)

The Company shall not pay, and shall not enter into an agreement or arrangement with any party that contemplates paying, a success fee or transaction fee in connection with the Transaction without the consent of the Requisite Consenting Parties.

(m)

The Company shall not materially increase compensation or severance entitlements or other benefits payable to directors, officers or employees, enter into any key employee retention plans subsequent to the date hereof or make any Bonus Payments whatsoever without the prior written consent of the Requisite Consenting Parties.

(n)

Except with the consent of the Requisite Consenting Parties and/or in connection with a Court-approved Transaction, or as contemplated by this Agreement, the Company shall not transfer, lease, license or otherwise dispose of all or any part of its property, assets or undertakings outside the ordinary course.

(o)

Except with the consent of the Requisite Consenting Parties and/or in connection with a Court-approved Transaction, or as contemplated by this Agreement and the transactions contemplated hereby, none of the Company Parties shall amalgamate, consolidate with or merge into, or sell all or substantially all of its assets to, another entity, or change the nature of its business or its corporate or capital structure, or issue any Common Shares or other securities.

(p)

Banro shall, on its own behalf and on behalf of the other Company Parties, promptly (and in any event within one Business Day) notify the Requisite Consenting Parties if there have been any changes, events or circumstances which could adversely affect the business, operations or condition (financial or otherwise) of the Company or any of its affiliates or subsidiaries such that the Company may not be able to perform its material obligations in accordance with the terms of this Agreement.

(q)

Except with the consent of the Requisite Consenting Parties, as contemplated by this Agreement and the transactions contemplated hereby, or as provided for in the Initial Order or further order of the Court, the Company shall not: (i) prepay, redeem prior to maturity, defease, repurchase or make other prepayments in respect of any non- revolving indebtedness; (ii) make any other payments or pay any fees of any kind in respect of any non-revolving indebtedness for borrowed money including, without limitation, any consent, waiver or default fee; (iii) directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any indebtedness of any kind whatsoever (except for indebtedness that is incurred in the ordinary course of business and that is not Material); or (iv) create, incur, assume or otherwise cause or suffer to exist or become effective any new lien, charge, mortgage, hypothec or security interest of any kind whatsoever on, over or against any of its assets or property (except for any lien, charge, hypothec or security interest incurred in the ordinary course of business and that is not Material).

EXECUTION VERSION

(r)

Except with the consent of the Requisite Consenting Parties, as contemplated by this Agreement and the transactions contemplated hereby, or on further order of the Court, the Company shall not: (i) amend its articles, notice of articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of a Company Party, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of a Company Party’s securities owned by any person or the securities of any subsidiary other than, in the case of any subsidiary wholly-owned by Banro, any dividends payable to the Company; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares or securities of a Company Party, or any options, warrants, securities or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of a Company Party; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of a Company Party; (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of a Company Party; or (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP.

(s)

The Company shall maintain and shall continue to maintain appropriate insurance coverage in amounts and on terms that are customary in the industry of the Company and in accordance with past practices.

(t)

Banro shall ensure that the materials (the “Meeting Materials”) to be distributed in connection with the approval of the Plan at the meeting of the Company’s creditors (the “Creditors’ Meeting”), if applicable, provide the creditors with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Creditors’ Meeting.

(u)

Except as contemplated by this Agreement and the transactions contemplated hereby, each of the Company Parties shall operate its business in the ordinary course of business, having regard to the Company’s financial condition.

(v)

The Company has not violated and will not violate, and has not taken and will not take any act in furtherance of violating, directly or indirectly, any provision of the U.S. Foreign Corrupt Practices Act of 1977 (as amended) or any other anti-corruption or anti- bribery laws or regulations applicable to the Company.

EXECUTION VERSION

7.	Negotiation of Documents

(a)

The Company Parties and the Consenting Parties shall independently cooperate with each other and shall independently coordinate their activities (to the extent practicable and reasonable) in respect of (i) the timely satisfaction of conditions with respect to the effectiveness of the Transaction, (ii) all matters concerning the implementation of the Transaction, and (iii) the pursuit and support of the Transaction and the satisfaction of each Party’s own obligations hereunder. Furthermore, subject to the terms hereof, the Company and each of the Consenting Parties shall take such commercially reasonable actions as may be necessary to carry out the purposes and intent of this Agreement, including making and filing any required regulatory filings (provided that, subject to Court approval of the Interim Financing Term Sheet and related budget and the advance of funds under the Interim Financing Facility, the Company shall reimburse the Requisite Consenting Parties for fees, disbursements and out-of-pocket expenses (including legal and professional fees and expenses on a full indemnity basis) incurred by each of the Requisite Consenting Parties in connection with the negotiation and development of the Transaction and these CCAA Proceedings, in each case whether before or after the date of this Agreement and irrespective of whether or not the Transaction is implemented) in each case pursuant to and in accordance with the terms of the Interim Financing Term Sheet.

(b)

Each of the Company and each of the Consenting Parties hereby covenants and agrees (i) to use its commercially reasonable efforts to negotiate the Definitive Documents, and (ii) subject to any applicable Court approvals, to execute (to the extent it is a party thereto) and otherwise perform its obligations under such documents.

8.	Conditions to the Transaction

(a)

The Transaction shall be subject to the satisfaction of the following conditions prior to or at the time the Transaction is implemented (the “Effective Time”), each of which is for the mutual benefit of the Company, on the one hand, and the Consenting Parties, on the other hand, and may be waived, in whole or in part, jointly by the Company and the Requisite Consenting Parties (provided that such conditions shall not be enforceable by the Company or the Consenting Parties, as the case may be, if any failure to satisfy such conditions results from an action, error or omission by or within the control of the Party seeking enforcement (or, in the case where the party seeking enforcement is one or more of the Consenting Parties, an action, error or omission by or within the control of the Consenting Party seeking enforcement)):

(i)	the Transaction Approval Order shall have been granted by the Court and shall be in full force and effect;

(ii)	the Implementation Date shall have occurred no later than the Outside Date;

(iii)	in the event the Recapitalization is to be implemented pursuant to the Plan, the Plan shall have been approved by the Court;

EXECUTION VERSION

(iv)

each of the Definitive Documents shall contain terms and conditions consistent in all respects with this Agreement and shall otherwise be acceptable to the Company and the Requisite Consenting Parties, each acting reasonably;

(v)

all required stakeholder, regulatory and Court approvals, consents, waivers and filings shall have been obtained or made, as applicable, on terms satisfactory to the Requisite Consenting Parties and the Company, each acting reasonably, and copies of any and all such approvals, consents and/or waivers shall have been provided to the Requisite Consenting Party Advisors;

(vi)

all filings under applicable Laws shall have been made and any regulatory consents or approvals that are required in connection with the Transaction shall have been obtained and, in the case of waiting or suspensory periods, such waiting or suspensory periods shall have expired or been terminated; and

(vii)

there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Transaction that restrains, impedes or prohibits (or if granted would reasonably be expected to restrain, impede or inhibit), the Transaction or any part thereof or requires or purports to require a variation of the Transaction.

(b)

The obligations of the Consenting Parties to complete the Recapitalization is subject to the satisfaction of the following conditions prior to or at the Effective Time, each of which is for the exclusive benefit of the Consenting Parties and may be waived, in whole or in part, by the Requisite Consenting Parties (provided that such conditions shall not be enforceable by the Consenting Parties if any failure to satisfy such conditions results from an action, error or omission by or within the control of the Consenting Party seeking enforcement):

(i)	there shall not have occurred any Material Adverse Change;

(ii)

all of the following shall have been acceptable to the Requisite Consenting Parties, acting reasonably and in a manner consistent with the terms of this Agreement, at the time of their filing or issuance: (i) all materials filed by the Company with the Court or any other court of competent jurisdiction in Canada or any other jurisdiction that relate to the Recapitalization; and (ii) the Definitive Documents;

(iii)	each other Requisite Consenting Party shall have performed all of its material obligations under and in accordance with this Agreement;

EXECUTION VERSION

(iv)

the Company shall have performed all of its material obligations under and in accordance with this Agreement and Banro, on its own behalf and on behalf of the other Company Parties, shall have confirmed as of the Implementation Date in writing (which may be through counsel) to the Requisite Consenting Parties that it believes it has performed its material obligations hereunder;

(v)

the representations and warranties of the Company set forth in this Agreement shall continue to be true and correct in all material respects (except to the extent such representations and warranties are by their terms given as of a specified date, in which case, such representations and warranties shall be true and correct in all respects as of such date), except as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Agreement and the Company shall have confirmed as of the Implementation Date in writing (which may be through counsel) to the Requisite Consenting Parties that it believes the representations and warranties remain true;

(vi)

the leases and the executory contracts and other contractual obligations of the CCAA Applicants and other unsecured claims against the CCAA Applicants shall be dealt with in a manner acceptable to the Company and Requisite Consenting Parties; and

(vii)

on the Implementation Date, the Requisite Consenting Parties shall have been reimbursed the reasonable fees and expenses, in accordance with the terms of this Agreement, incurred in connection with the Recapitalization, including, without limitation the reasonable fees and expenses of the Requisite Consenting Party Advisors (including an estimate of any fees and expenses expected to be incurred up to and following completion of the Transaction), provided the Requisite Consenting Parties shall have advised the Company of those expenses at least five Business Days prior to the Implementation Date.

(c)

The obligations of the Company to complete the Transaction is subject to the satisfaction of the following conditions prior to or at the Effective Time, each of which is for the exclusive benefit of the Company and may be waived, in whole or in part, by the Company (provided that such conditions shall not be enforceable by the Company if any failure to satisfy such conditions results from an action, error or omission by or within the control of the Company):

(i)

the Consenting Parties shall have complied in all material respects with each of their covenants in this Agreement and performed all of their material obligations under and in accordance with this Agreement and each of the Requisite Consenting Parties shall have confirmed as of the Implementation Date in writing (which may be through counsel and may include e-mail) to Banro that it believes it has performed its material obligations hereunder that are to be performed on or before the Implementation Date;

EXECUTION VERSION

(ii)

the representations and warranties of the Consenting Parties set forth in this Agreement shall be true and correct in all material respects as of the Implementation Date with the same force and effect as if made at and as of such time, except that representations and warranties that are given as of a specified date shall be true and correct as of such date and except as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Agreement;

(iii)

the leases and executory contracts and other contractual obligations of the CCAA Applicants and other unsecured claims against the CCAA Applicants shall be dealt with in a manner consistent with the Restructuring Term Sheet;

(iv)

on the Implementation Date, Cassels shall have been reimbursed its reasonable fees and expenses, incurred in connection with the Transaction (including an estimate of any fees and expenses expected to be incurred up to and following completion of the Transaction), provided Cassels shall have advised the Company of those expenses at least five Business Days prior to the Implementation Date; and

(v)	on the Implementation Date, all accrued, unpaid and reasonable fees and expenses of the directors of the Company shall have been paid in full.

9.	Public Disclosure

(a)

No press release or other public disclosure concerning the Transaction contemplated herein shall be made by the Company without previously consulting with the Requisite Consenting Party Advisors, except as, and only to the extent that, the disclosure is required (as determined by the Company on the basis of the advice of its outside legal counsel) by applicable Law, in connection with the CCAA Proceedings or by the rules of any stock exchange on which the Company’s securities are listed or traded, by any other regulatory authority having jurisdiction over the Company, or by any court of competent jurisdiction; provided, however, that the Company shall, to the extent legally permitted, provide the Requisite Consenting Parties (through the Requisite Consenting Party Advisors) with a copy of such disclosure in advance of any release and, to the extent practicable under the circumstances, an opportunity to consult with the Company as to the contents thereof and to provide comments thereon.

(b)

Notwithstanding the foregoing, no information with respect to the principal amount or number of, as applicable, Relevant Debt held or managed by any individual Consenting Party shall be disclosed by the Company and no information with respect to the identity of a Consenting Party shall be disclosed by the Company, except as may be required by applicable Law or by the rules of any stock exchange on which any of the Company’s securities are listed or traded, by any other regulatory authority having jurisdiction over the Company, or by any court of competent jurisdiction; provided however, that the aggregate amount of any class of Relevant Debt held by the Consenting Parties collectively may be disclosed.

EXECUTION VERSION

(c)

Each Consenting Party agrees that prior to making any public announcement or statement or issuing any press release or any other public disclosure with respect to this Agreement, the Transaction, the Plan or any negotiations, terms or other facts with respect thereto, it shall, to the extent practicable under the circumstances, provide the other Parties with a copy of such disclosure in advance of any release and an opportunity to consult as to the contents thereof and to provide comments thereon.

10.	Further Assurances

Each Party shall do all such things in its control, take all such actions as are commercially reasonable, deliver to the other Parties such further information and documents and execute and deliver to the other Parties such further instruments and agreements as another Party shall reasonably request to consummate or confirm the transactions provided for in this Agreement, to accomplish the purpose of this Agreement or to assure the other Party the benefits of this Agreement.

11.	Approval, Consent, Waiver, Amendment of or by Consenting Parties and the Company

Except as may be otherwise specifically provided for under this Agreement, where this Agreement provides that a matter shall have been approved, agreed to, consented to, waived or amended by the Requisite Consenting Parties, or that a matter must be satisfactory or acceptable to the Requisite Consenting Parties, such approval, agreement, consent, waiver, amendment, satisfaction, acceptance or other action shall be effective or shall have been obtained or satisfied, as the case may be, for the purposes of this Agreement where each of the Requisite Consenting Parties, shall have confirmed their approval, consent, waiver, amendment, satisfaction or acceptance, as the case may be, to the Company or to their respective Requisite Consenting Party Advisor, in which case such Requisite Consenting Party Advisor shall communicate any such approval, agreement, consent, waiver, amendment, satisfaction, acceptance, or other action to the Company for purposes of this Agreement and the terms and conditions hereof. The Company shall be entitled to rely on any such confirmation of approval, agreement, consent, waiver, amendment, satisfaction, acceptance, or other action communicated to the Company by such Requisite Consenting Party Advisor without any obligation to inquire into Requisite Consenting Party Advisor’s authority to do so on behalf of the Requisite Consenting Parties and such communication shall be effective for all purposes of this Agreement and the terms and conditions hereof.

Where this Agreement provides that a matter shall have been approved, agreed to, consented to, waived or amended by the Company or Company Parties, or that a matter must be satisfactory or acceptable to the Company or Company Parties, such approval, agreement, consent, waiver, amendment, satisfaction, acceptance or other action shall be determined by the Special Committee (as defined herein) and shall be effective or shall have been obtained or satisfied, as the case may be, for the purposes of this Agreement where the Special Committee, shall have confirmed its approval, consent, waiver, amendment, satisfaction or acceptance, as the case may be, through Cassels. The Consenting Parties shall be entitled to rely on any such confirmation of approval, agreement, consent, waiver, amendment, satisfaction, acceptance, or other action communicated by Cassels without any obligation to inquire into Cassels’ authority to do so on behalf of the Company and Company Parties and such communication shall be effective for all purposes of this Agreement and the terms and conditions hereof.

EXECUTION VERSION

12.	Consenting Party Termination Events

This Agreement may be terminated with respect to the obligations of each Consenting Party by the delivery to the Company of a written notice in accordance with Section 18(n) hereof by any such Consenting Party in the exercise of its sole discretion, upon the occurrence and, if applicable, continuation of any of the following events:

(a)

the Milestones set forth in the Interim Financing Term Sheet have not been met or waived in accordance with the terms thereof, or the Implementation Date has not occurred on or before the Outside Date;

(b)	the occurrence of any Event of Default that has not been waived under the Interim Financing Term Sheet as defined therein;

(c)	the occurrence of a Material Adverse Change;

(d)

any Company Party takes any action inconsistent with this Agreement or fails to comply with, or defaults in the performance or observance of, any material term, condition, covenant or agreement set forth in this Agreement, which, if capable of being cured, is not cured within ten (10) Business Days after the receipt of written notice of such failure or default and provided that, for greater certainty, no cure period shall apply with respect to any termination pursuant to Sections 12(a), (c), (h), and (l);

(e)	any representation, warranty or acknowledgement of any of the Company Parties made in this Agreement shall prove untrue in any material respect as of the date when made;

(f)

the issuance of any final decision, order or decree by a Governmental Entity, in consequence of or in connection with the Recapitalization, which restrains or impedes in any material respect or prohibits the Recapitalization or any material part thereof or requires or purports to require a material variation of the Recapitalization;

(g)

any Company Party takes any action inconsistent with this Agreement or fails to comply with, or defaults in the performance or observance of, any material term, condition, covenant or agreement set forth in this Agreement, which, if capable of being cured, is not cured within ten (10) Business Days after the receipt of written notice of such failure or default;

(h)

the CCAA Proceedings are dismissed or a receiver, interim receiver, receiver and manager, trustee in bankruptcy, liquidator or administrator is appointed in respect of Banro, unless such event occurs with the prior written consent of the Requisite Consenting Parties;

(i)

the Court denies approval of the Transaction Approval Order or, if the Court enters the Transaction Approval Order, the Transaction Approval Order is subsequently reversed, vacated or otherwise materially modified in a manner inconsistent with this Agreement, the Plan, the Restructuring Term Sheet and the Transaction, if such modification is not acceptable to the Consenting Party, acting in a manner consistent with the terms of this Agreement;

EXECUTION VERSION

(j)

the amendment, modification or filing of a pleading by the Company seeking to amend or modify the Recapitalization Terms or the Plan, or any material document or order relating thereto, if such amendment or modification is not acceptable to the Requisite Consenting Parties, acting in a manner consistent with the terms of this Agreement;

(k)

if this Agreement is amended, modified or supplemented or any matter herein is approved, consented to or waived such that the Outside Date is extended, or the effect of any such amendment materially adversely changes the fundamental terms of the Transaction as they relate to that Consenting Party, in each case without such Consenting Party’s consent; or

(l)

the conditions set forth in Section 8 are not satisfied or waived by the Outside Date or the Requisite Consenting Parties determine that there is no reasonable prospect that the conditions set forth in Section 8 will be satisfied or waived by the Outside Date.

13.	Company Termination Events

This Agreement may be terminated by the delivery to the Consenting Parties (with a copy to the Requisite Consenting Party Advisors) of a written notice in accordance with Section 18(n) by the Company, in the exercise of its sole discretion, upon the occurrence and continuation of any of the following events:

(a)

the Milestones set forth in the Interim Financing Term Sheet have not been met or waived, or the Implementation Date has not occurred on or before the Outside Date, unless the failure to meet the foregoing timelines is caused solely by the direct action or omission to take any action by the Company;

(b)

any Consenting Party takes any action inconsistent with this Agreement or fails to comply with, or defaults in the performance or observance of, any material term, condition, covenant or agreement set forth in this Agreement, which, if capable of being cured, is not cured within ten (10) Business Days after the receipt of written notice of such failure or default and provided that, for greater certainty, no cure period shall apply with respect to any termination pursuant to Sections 12(a), or 12(h);

(c)	any representation, warranty or acknowledgement of any of the Consenting Parties made in this Agreement shall prove untrue in any material respect as of the date when made;

(d)

the issuance of any final decision, order or decree by a Governmental Entity, in consequence of or in connection with the Recapitalization, which restrains or impedes in any material respect or prohibits the Recapitalization or any material part thereof or requires or purports to require a material variation of the Recapitalization;

(e)

the CCAA Proceedings are dismissed or a receiver, interim receiver, receiver and manager, trustee in bankruptcy, liquidator or administrator is appointed in respect of Banro, unless such event occurs with the prior written consent of the Company and Requisite Consenting Parties;

EXECUTION VERSION

(f)

the Court denies approval of the Transaction Approval Order or, if the Court enters the Transaction Approval Order, if the Transaction Approval Order is subsequently reversed, vacated or otherwise materially modified in a manner inconsistent with this Agreement, and to the extent such orders relate to the implementation of the Recapitalization, the Plan and the Restructuring Term Sheet if such modification is not acceptable to the Company and the Consenting Parties, acting in a manner consistent with the terms of this Agreement;

(g)

the amendment, modification or filing of a pleading by the Requisite Consenting Parties seeking to amend or modify the Recapitalization Terms or the Plan, or any material document or order relating thereto, if such amendment or modification is not acceptable to the Company, acting in a manner consistent with the terms of this Agreement;

(h)

if this Agreement is amended, modified or supplemented or any matter herein is approved, consented to or waived such that the Outside Date is extended, or the effect of any such amendment materially adversely changes the fundamental terms of the Transaction as they relate to the Company, in each case without the Company’s consent;

(i)

if either (i) Baiyin does not obtain the regulatory approvals required under item 18 of Section 7 of the Interim Financing Term Sheet by January 19, 2018, or such other day as may be agreed to with the Company and the Requisite Consenting Parties, or (ii) the Interim Lenders breach their funding obligations under the Interim Financing Facility in accordance with the terms of the Interim Financing Term Sheet; or

(j)	the conditions set forth in Section 8 are not satisfied or waived by the Outside Date.

14.	Mutual Termination, Partial Termination

(a)	This Agreement, and the obligations of all Parties hereunder, may be terminated by mutual agreement between (a) the Company and (b) the Requisite Consenting Parties.

(b)

This Agreement may be terminated as to a breaching Consenting Party (the “Breaching Party”) only, by delivery to such Breaching Party of a written notice in accordance with Section 18(n) by the Company or a non-breaching Consenting Party, in exercise of its sole discretion and provided that the Company or such non-breaching Consenting Party is not in default hereunder, upon the occurrence and continuation of any of the following events:

(i)

failure by the Breaching Party to comply in all material respects with, or default by the Breaching Party in the performance or observance of, any material term, condition, covenant or agreement set forth in this Agreement which is not cured within five Business Days after the receipt of written notice of such failure or default; or

(ii)	if any representation, warranty or other statement of the Breaching Party made or deemed to be made in this Agreement shall prove untrue in any material respect as of the date when made;

EXECUTION VERSION

and the Breaching Party shall, in accordance with Section 15, thereupon no longer be a Consenting Party.

15.	Effect of Termination

(a)

Upon termination of this Agreement pursuant to Section 12, Section 13 or Section 14(a) hereof, this Agreement shall be of no further force and effect and each Party shall automatically and simultaneously released from its commitments, undertakings, and agreements under or related to this Agreement, except for the rights, agreements, commitments and obligations under Sections 6(h), 6(k), 9(b), 15, 17, 18(j), 18(l), 18(p), 18(r) and 18(s), all of which shall survive the termination, and each Party shall have the rights and remedies that it would have had it not entered into this Agreement and shall be entitled to take all actions, whether with respect to the Transaction or otherwise, that it would have been entitled to take had it not entered into this Agreement.

(b)

Upon termination of this Agreement with respect to a Breaching Party under Section 14(b), this Agreement shall be of no further force or effect with respect to such Breaching Party and, subject to the right of the Company and any Consenting Party other than the Breaching Party to pursue any and all legal and equitable rights against Breaching Party in respect of the circumstances that resulted in them becoming Breaching Party, all rights, obligations, commitments, undertakings, and agreements under or related to this Agreement of or in respect of such Breaching Party shall be of further force or effect, except for the rights and obligations under Sections 9(b), 15, 17, 18(j), 18(l), 18(p), 18(r) and 18(s), all of which shall survive such termination.

(c)

Upon the occurrence of any termination of this Agreement, any and all consents tendered prior to such termination by (i) the Consenting Parties in the case termination pursuant to Section 12, Section 13 or Section 14(a) hereof, or (ii) the Breaching Party(s) in the case of a termination pursuant to Section 14(b), shall deemed, for all purposes, to be null and void from the first instance and shall not considered or otherwise used in any manner by the Parties in connection with the Transaction and this Agreement or otherwise.

16.	Termination Upon the Implementation Date

This Agreement shall terminate automatically without any further required action or notice on the Implementation Date (immediately following the Effective Time). For greater certainty, the representations, warranties and covenants herein shall not survive and shall be of no further force or effect from and after the Implementation Date, provided that the rights, agreements, commitments and obligations under Sections 6(h), 6(k), 9(b), 15, 17, 18(j), 18(l), 18(p), 18(r) and 18(s), shall survive the Implementation Date.

17.	Confidentiality

Each of the Parties agrees to use commercially reasonable efforts (which shall, in any event, be at least as great as the efforts used by such Party to maintain the confidentiality of its own confidential information) to maintain the confidentiality of the identity and holdings of the Consenting Parties; provided, however, that such information may be disclosed: (i) to the Parties respective directors, trustees, executives, officers, auditors, employees, financial and legal advisors, investment managers (and their affiliates) or other agents and legal advisors or other agents (collectively referred to herein as the “Representatives” and individually as a “Representative”), provided that each such Representative is informed of and complies with this confidentiality provision; (ii) to the Court or to a Governmental Entity in response to, and to the extent required by, any subpoena or order of the court or any other compulsory legal proceedings; and (iii) as may be required by applicable Law, the CCAA Proceedings or applicable rules of the TSX or NYSE or as required for a Party to obtain approvals required to be obtained by it in connection with the transactions contemplated by this Agreement. If any of the Parties or their Representatives receive a subpoena or other legal proceeding for such information, or determine, on the advice of outside legal counsel, that disclosure of such information is required by applicable Law or legal process, the Party shall where practical in the circumstances, provide the applicable Consenting Parties with prompt written notice and a copy of the subpoena or other applicable legal proceeding so that the applicable Consenting Parties may seek a protective order or other appropriate remedy or waiver of compliance with the provisions of this Agreement. Notwithstanding the provisions of this Section 17, the Company may disclose the existence of and nature of support evidenced by this Agreement in any public disclosure (including, without limitation, press releases and court materials) produced by the Company at the discretion of the Company, provided that all such disclosures are (a) made in accordance with Section 9(b) in the context of any such public disclosure, only the aggregate holdings of the Consenting Parties, taken together, may be disclosed (but not their individual holdings, provided that individual holdings may be disclosed to the TSX and/or NYSE on a confidential basis if required under the respective applicable rules of the TSX and/or NYSE), and (c) in the context of any public disclosure, the identity of the Consenting Parties and/or their investment management entities are not disclosed unless there is a binding legal and/or regulatory requirement to such disclosure.

EXECUTION VERSION

18.	Miscellaneous

(a)

Notwithstanding anything herein to the contrary, this Agreement applies only to each Consenting Party’s Relevant Debt and its legal and/or beneficial ownership of, or its investment and voting discretion over, the Relevant Debt and, without limiting the generality of the foregoing, shall not apply to:

(i)

any securities, loans or other obligations that may be held, acquired or sold by, or any activities, services or businesses conducted or provided by, any group or business unit within or affiliate of a Consenting Party (A) that has not been involved in the Transaction discussions and is not acting at the direction of, or with knowledge of the Company’s affairs provided by, any person involved in the Transaction discussions and (B) is on the other side of an information firewall with respect to the officers, partners and employees of such Consenting Party who have been working on the Transaction and is not acting at the direction of or with knowledge of the Company’s affairs provided by any officers, partners and employees of such Consenting Party who have been working on the Transaction;

EXECUTION VERSION

(ii)	any securities, loans or other obligations that may be beneficially owned by clients of a Consenting Party, including accounts or funds managed by the Consenting Party, that are not Relevant Debt; or

(iii)	any securities, loans or other obligations (including Relevant Debt) that may be beneficially owned by clients of a Consenting Party that are not managed or administered by the Consenting Party.

(b)

Subject to Section 18(a), nothing in this Agreement is intended to preclude a Consenting Party from engaging in any securities transactions, subject to the agreements set forth in Section 5(e) with respect to the Consenting Party’s Relevant Debt and compliance with applicable Securities Laws.

(c)

This Agreement shall in no way be construed to preclude any Consenting Party from acquiring additional securities of the Company, in each case subject to compliance with applicable Securities Laws, and provided that any additional Relevant Debt acquired by a Consenting Party shall be deemed to be subject to this Agreement.

(d)

At any time, a holder of Relevant Debt that is not a Consenting Party may become a Party to this Agreement by executing and delivering to the Company and the other Consenting Parties, with a copy to the Requisite Consenting Party Advisors, a Consent Agreement.

(e)	The headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement.

(f)	Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

(g)	Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful money of the United States of America.

(h)

This Agreement and any other agreements contemplated by or entered into pursuant to this Agreement constitute the entire agreement and supersedes all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter hereof.

(i)

The Company acknowledges and agrees that any waiver or consent that the Consenting Parties or the Requisite Consenting Parties may make on or after the date hereof has been made by the Consenting Parties or the Requisite Consenting Parties, as the case may be, in reliance upon, and in consideration for, the covenants, agreements, representations and warranties of the Company.

(j)	The agreements, representations and obligations of the Consenting Parties under this Agreement are, in all respects, several and not joint or joint and several.

(k)

Any person signing this Agreement in a representative capacity (i) represents and warrants that he/she is authorized to sign this Agreement on behalf of the Party he/she represents and that his/her signature upon this Agreement will bind the represented Party to the terms hereof, and (ii) acknowledges that the other Parties have relied upon such representation and warranty.

EXECUTION VERSION

(l)

No director, officer or employee of the Company Parties or any of their legal, financial or other advisors shall have any personal liability to any of the Consenting Parties under this Agreement or as a result of the execution or delivery of any officer’s certificate required by this Agreement. No director, officer or employee of any of the Consenting Parties or the Requisite Consenting Party Advisors shall have any personal liability to the Company or the other Consenting Parties or Requisite Consenting Parties under this Agreement.

(m)

Any date, time or period referred to in this Agreement shall be of the essence except to the extent to which the Parties agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

(n)

All notices, consents and other communications which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by PDF/email transmission, in each case addressed to the particular Party:

(i)	If to the Company, at:

Banro Corporation
First Canadian Place, Suite 7005
100 King St. W.
Toronto, Ontario, Canada M5X 1E3

Attention:	Rory Taylor, CFO
Email:	rtaylor@banro.com

With a required copy (which shall not be deemed notice) to:

Cassels Brock & Blackwell LLP
Suite 2100, Scotia Plaza
40 King St. W.
Toronto, Ontario, Canada M5H 3C2

Attention:	Ryan C. Jacobs / Jane Dietrich
Email:	rjacobs@casselsbrock.com/ jdietrich@casselsbrock.com

With a courtesy copy (which shall not be deemed notice) to the Monitor:

FTI Consulting Canada Inc.
79 Wellington Street West
Toronto Dominion Centre, Suite 2010, P.P. Box 104
Toronto, Ontario, Canada M5K 1G8
Attention: Nigel Meakin / Toni Vanderlaan

EXECUTION VERSION

Email: Nigel.Meakin@fticonsulting.com/
Toni.Vanderlaan@fticonsulting.com

And to:

McMillan LLP
181 Bay Street, Suite 4400
Toronto, Ontario, Canada M5J 2T3
Attention: Wael Rostom/ Caitlin Fell
Email: wael.rostom@mcmillan.ca/ caitlin.fell@mcmillan.ca

(ii)	If to Baiyin, at:

Resource FinanceWorks Limited
17/F Wilson House, 19-27 Wyndham Street
Central, Hong Kong

Attention:	Clement Kwong
Email:	clementkwong@resourcefinance.works

With a required copy (which shall not be deemed notice) to:

McCarthy Tétrault LLP
Suite 2400
745 Thurlow Street
Vancouver, British Columbia, Canada V6E 0C5

Attention:	Sean F. Collins / Roger Taplin
Email:	scollins@mccarthy.ca / rtaplin@mccarthy.ca

(iii)	If to Gramercy, at:

Gramercy Funds Management LLC
20 Dayton Avenue
Greenwich, CT 06830 U.S.A.

Attention:	Robert Rauch / Brian Nunes / Operations
Email:	rrauch@gramercy.com / bnunes@gramercy.com/
operations@gramercy.com

With a required copy (which shall not be deemed notice) to:

Goodmans LLP
Bay Adelaide Centre
333 Bay Street, Suite 3400
Toronto, Ontario, Canada M5H 2S7

EXECUTION VERSION

Attention:	Kari Mackay / Brendan O’Neill
Email:	kmackay@goodmans.ca/ boneill@goodmans.ca

(iv)	If to any other Consenting Party, at the address set forth on its signature page hereto or to the Consent Agreement, as applicable,

or at such other address of which any Party may, from time to time, advise the other Parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or transmission thereof.

(o)

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

(p)

The provisions of this Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Parties.

(q)

This Agreement is governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to principles of conflicts of law. Each Party submits to the jurisdiction of the courts of competent jurisdiction in the Province of Ontario in respect of any action or proceeding relating to this Agreement. Without limiting the foregoing, each Party attorns to the jurisdiction of the Court for the purposes of the Plan and the compromises and exchanges effected thereby. The Parties shall not raise any objection to the venue of any proceedings in any such court, including the objection that the proceedings have been brought in an inconvenient forum.

(r)

It is understood and agreed by the Parties that money damages would not be a sufficient remedy for any breach of this Agreement by any Party and each non-breaching Party shall be entitled to specific performance and injunctive or other equitable relief as a remedy of any such breach, including an order by a court of competent jurisdiction requiring any Party to comply promptly with any of its obligations hereunder.

(s)

The Parties waive any right to trial by jury in any proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, present or future, and whether sounding in contract, tort or otherwise. Any Party may file a copy of this provision with any court as written evidence of the knowing, voluntary and bargained for agreement among the Parties irrevocably to waive trial by jury, and that any proceeding whatsoever between them relating to this Agreement or any of the transactions contemplated by this Agreement shall instead be tried by a judge or judges sitting without a jury.

EXECUTION VERSION

(t)	Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties, and no other person or entity shall be a third-party beneficiary hereof.

(u)	This Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.

[Signature pages follow]

EXECUTION VERSION

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BANRO CORPORATION

Per:	"Rory James Taylor"
Name: Rory James Taylor
Title: Chief Financial Officer

BANRO GROUP (BARBADOS) LIMITED

Per:	"Stephen L. Greaves"
Name: Stephen L. Greaves
Title: Director

Witness	"Gillian M. H. Clarke"
Name: Gillian M.H. Clarke
Address: 19 Farringdon Close
Paradise Heights, St. Michael, Barbados
Occupation: Attorney-at-Law

NAMOYA (BARBADOS) LIMITED

Per:	"Stephen L. Greaves"
Name: Stephen L. Greaves
Title: Director

Witness	"Gillian M. H. Clarke"
Name: Gillian M. H. Clarke
Address: 19 Farringdon Close
Paradise Heights, St. Michael, Barbados
Occupation: Attorney-at-Law

[Signature page to Support Agreement]

EXECUTION VERSION

TWANGIZA (BARBADOS) LIMITED

Per:	"Stephen L. Greaves"
Name: Stephen L. Greaves

Witness	"Gillian M.H. Clarke"

Name: Gillian M. H. Clarke
Address: 19 Farringdon Close
Paradise Heights, St. Michael, Barbados
Occupation: Attorney-at-Law

BANRO CONGO (BARBADOS) LIMITED
Per:	"Stephen L. Greaves"
Name: Stephen L. Greaves
Title: Director

Witness	"Gillian M. H. Clarke"
Name: Gillian M. H. Clarke
Address: 19 Farringdon Close
Paradise Heights, St. Michael, Barbados
Occupation: Attorney-at-Law

LUGUSHWA (BARBADOS) LIMITED
Per:	"Stephen L. Greaves"
Name: Stephen L. Greaves
Title: Director

Witness	"Gillian M. H. Clarke"
Name: Gillian M. H. Clarke
Address: 19 Farringdon Close
Paradise Heights, St. Michael, Barbados
Occupation: Attorney-at-Law

[Signature page to Support Agreement]

EXECUTION VERSION

KAMITUGA (BARBADOS) LIMITED

Per:	"Stephen L. Greaves"
Name: Stephen L. Greaves
Title: Director

Witness	"Gillian M. H. Clarke"
Name: Gillian M. H. Clarke
Address: 19 Farringdon Close
Paradise Heights, St. Michael, Barbados
Occupation: Attorney-at-Law

TWANGIZA MINING S.A.
Per:	"Désiré Sangara"
Name: Désiré Sangara
Title: Chairman of the Board

NAMOYA MINING S.A.

Per:	"Désiré Sangara"
Name: "Désiré Sangara"
Title: Chairman of the Board

[Signature page to Support Agreement]

EXECUTION VERSION

Signature Page to Support Agreement

STRICTLY CONFIDENTIAL

[CONSENTING PARTY SIGNATURE PAGES
REDACTED

Per:
Name:
Title:

Relevant Security	Original Face Amount / Number of Securities Represented
Notes
Dore Loan
Namoya Forward
Namoya II Forward
Twangiza Forward
Twangiza 2017 Forward
Namoya Stream
Twangiza Stream

STRICTLY CONFIDENTIAL

[Signature page to Support Agreement]

EXECUTION VERSION

SCHEDULE “A”

DEFINITIONS

Definition	Section
“Affected Parity Lien Debt”	Recitals
“Affected Priority Lien Debt”	Recitals
“Agreement”	Preamble
“Alternative Transaction”	Recitals
“Banro”	Preamble
“Baiyin”	Preamble
“Breaching Party”	Section 14(b)
“CCAA”	Recitals
“CCAA Proceedings”	Recitals
“Claim”	Section 6(h)
“Common Shares”	Recitals
“Company”	Preamble
“Company Party(s)”	Preamble
“Consent Agreement”	Preamble
“Consenting Party” or “Consenting Parties”	Preamble
“Court”	Recitals
“Creditors’ Meeting”	Section 6(t)
“Effective Time”	Section 8(a)
“Gramercy”	Preamble
“Indemnified Party” or “Indemnified Parties”	Section 6(h)
“Interim Financing Term Sheet”	Recitals
“Meeting Materials”	Section 6(t)
“New Common Shares”	Recitals
“Parity Lien Debt Claims”	Recitals
“Party” or “Parties”	Recitals
“Plan”	Recitals
“PRC Approvals”	Section 2
“Priority Lien Debt Claims”	Recitals
“Recapitalization”	Recitals
“Recapitalization Terms”	Section 1
“Relevant Debt”	Section 3(a)
“Representative(s)”	Section 17
“Restructuring Term Sheet”	Recitals
“SISP”	Recitals
“Transaction”	Recitals
“Transaction Approval Order”	Section 6(g)

EXECUTION VERSION

In addition, the following terms used in this Agreement shall have the following meanings:

“Acceptable Alternative Transaction” means a Successful Bid as determined in accordance with the SISP, which, for greater certainty, must provide that the Qualified Consideration (as defined in the SISP) will be received by Banro at the closing of such Successful Bid.

“Amended and Restated Collateral Trust Agreement” means the Amended and Restated Collateral Trust Agreement, dated as of April 19, 2017, among Banro, the Collateral Agent, the U.S. Trustee and Equity Financial Trust Company.

“BGB” means Banro Group (Barbados) Limited.

“Bonus Payment(s)” means any and all bonus payments, retention payments, incentive compensation payments or other similar payments payable by the Company to any of the Company’s current or past directors, officers, employees or senior managers, including, without limitation, the use of any funds now held in trust or escrow for the purposes of any of the foregoing payments, in connection with the transactions contemplated by this Agreement or otherwise.

“Business Day” means each day, other than a Saturday or Sunday or a statutory or civic holiday, that banks are open for business in Toronto, Ontario, Canada.

“Canadian Securities Commissions” means, collectively, the applicable securities commissions or regulatory authorities in each of the provinces of Canada.

“Canadian Securities Laws” means, collectively, and, as the context may require, the applicable securities laws of each of the provinces of Canada, and the respective regulations and rules made under those securities laws together with all applicable published policy statements, instruments, blanket orders and rulings of the Canadian Securities Commissions and all discretionary orders or rulings, if any, of the Canadian Securities Commissions made in connection with the transactions contemplated by this Agreement together with applicable published policy statements of the Canadian Securities Administrators, as the context may require.

“Canadian Trustee” means TSX Trust Company in its capacity as Canadian trustee under the Note Indenture.

“Capital Lease” means, with respect to a Person, a lease or other arrangement in respect of real or personal property that is required to be classified and accounted for as a capital lease obligation on a balance sheet of the Person in accordance with GAAP.

“Capital Lease Obligation” means, with respect to a Person, the obligation of the Person to pay rent or other amounts under a Capital Lease and for the purposes of this definition, the amount of such obligation at any date shall be the capitalized amount of such obligation at such date as determined in accordance with GAAP.

EXECUTION VERSION

“Cassels” means Cassels Brock & Blackwell LLP, legal counsel to the CCAA Applicants and Company.

“CCAA Applicants” means Banro, BGB, TBL, NBL, Banro Congo (Barbados) Limited, Lugushwa (Barbados) Limited and Kamituga (Barbados) Limited.

“Collateral Agent” means TSX Trust Company in its capacity as collateral agent under the Note Indenture.

“Contingent Liabilities” means, with respect to a Person, any agreement, undertaking or arrangement by which the Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or other, to provide funds for payment, to supply funds to, or otherwise to invest in a debtor, or otherwise to assure a creditor against loss) the obligation, debt or other liability of any other Person or guarantees the payment of dividends or other distributions upon the shares (or other ownership interests) of any Person. The amount of any contingent liability will, subject to any limitation contained therein, be deemed to be the outstanding principal amount (or maximum principal amount, if larger) of the obligation, debt or other liability to which the contingent liability is related.

“Contract(s)” means all agreements, contracts, leases (whether for real or personal property), purchase orders, undertakings, covenants not to compete, employment agreements, confidentiality agreements, licenses, instruments, obligations and commitments to which a Person is a party or by which a Person or any of its assets are bound or affected, whether written or oral.

“Definitive Documents” means all definitive agreements, court materials and other material documents in connection with the Transaction and the CCAA Proceedings, including, without limitation, the Plan, the Initial Order, the Meeting Order, the SISP Approval Order, the Transaction Approval Order, all material applications, motions, pleadings, orders, rulings and other documents filed by the Company with the Court in respect of the Transaction or the Plan, the Meeting Materials and any other documentation required in connection with the amendments to the Affected Priority Lien Debt and any documentation required to effect the exchange of the Affected Parity Lien Debt Claims contemplated hereunder and any documentation required to give effect to the Transaction.

“Disclosure Letter” means a letter from the Company to the Requisite Consenting Party Advisors dated the date hereof, all or any portion of which the Requisite Consenting Party Advisors shall be entitled to share with the Requisite Consenting Parties which they represent.

“Dore Loan” means the loan made available to Twangiza under the Dore Loan Agreement.

“Dore Loan Agreement” means the letter agreement dated July 15, 2016 among Baiyin International Investment Ltd and Twangiza (as amended or restated from time to time) pursuant to which Baiyin International Investment Ltd agreed to advance a $10 million loan to Twangiza, as amended.

“Environmental Laws” means all Laws regarding the environment or pursuant to which Environmental Liabilities would arise or have arisen, including relating to the Release or threatened Release of any contaminant or the generation, use, storage or transportation of any contaminant.

EXECUTION VERSION

“Environmental Liabilities” means any and all Liabilities for any Release, any environmental damage, any contamination or any other environmental problem caused to any Person, property or the environment as a result of any Release or the condition of any property or asset, whether or not caused by a breach of applicable Laws, including, without limitation, all Liabilities arising from or related to: any surface, underground, air, groundwater, or surface water contamination; the abandonment or plugging of any well; restorations and reclamations; the removal of or failure to remove any foundations, structures or equipment; the cleaning up or reclamation of storage sites; any Release; violation of pollution standards; and personal injury (including sickness, disease or death) and property damage arising from the foregoing.

“Financial Instrument Obligations” means, with respect to any Person, obligations arising under: (i) interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is interest rates or the price, value or amount payable thereunder is dependent or based upon interest rates or fluctuations in interest rates in effect from time to time (but excluding non-speculative conventional floating rate Indebtedness); (ii) currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates in effect from time to time; and (iii) any agreement for the making or taking of any commodity (including but not limited to platinum, gold, silver, copper, nickel, cobalt, coal, natural gas, oil and electricity), swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is any commodity or the price, value or amount payable thereunder is dependent or based upon the price or fluctuations in the price of any commodity; or any other similar transaction, including any option to enter into any of the foregoing, or any combination of the foregoing, in each case to the extent of the net amount due or accruing due by the Person under the obligations determined by marking the obligations to market in accordance with their terms.

“Financial Statements” means (i) the audited consolidated statement of financial position of Banro as at December 31, 2016 and the related audited consolidated statement of comprehensive (loss)/income, changes in equity and cash flow for the fiscal year then ended, together with the report thereon of independent auditors, and (ii) the unaudited quarterly consolidated financial statements of Banro for the three and six month periods ended June 30, 2017, each prepared in accordance with GAAP consistently applied throughout the periods covered, and except that the unaudited quarterly consolidated statements are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws to be included in the unaudited statements.

“GAAP” means generally accepted accounting principles (including IFRS) as applied in the relevant jurisdiction.

EXECUTION VERSION

“Gold Forwards” means, collectively, the Namoya Forward, the Namoya II Forward, the Twangiza Forward and the Twangiza 2017 Forward.

“Gold Streams” means, collectively, the Namoya Stream and the Twangiza Stream.

“Goodmans” means Goodmans LLP, legal counsel to Gramercy.

“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power and, where applicable, include the Canadian Securities Commissions or similar regulatory bodies of another jurisdiction.

“IFRS” means the International Financial Reporting Standards.

“Implementation Date” means the date on which the Transaction is implemented.

“Indebtedness” means, with respect to a Person, without duplication:

(i)

all obligations of the Person for borrowed money, including debentures, notes or similar instruments and other financial instruments and obligations with respect to bankers’ acceptances and contingent reimbursement obligations relating to letters of credit;

(ii)	all Financial Instrument Obligations of the Person;

(iii)	all Capital Lease Obligations and Purchase Money Obligations of the Person;

(iv)	all Indebtedness of any other Person secured by a Security Interest on any asset of the Person;

(v)	all obligations to repurchase or redeem any common shares or any other securities of such Person; and

(vi)	all Contingent Liabilities of the Person with respect to obligations of another Person if such obligations are of the type referred to in paragraphs (i) to (v) above.

“Information” means information set forth or incorporated in Banro’s public disclosure documents filed with the applicable Canadian securities regulators under Securities Laws, as applicable, since January 1, 2017 and prior to the execution and delivery of this Agreement.

“Initial Order” means the initial order granted by the Court commencing the CCAA Proceedings, in the form attached hereto as Schedule “F”.

EXECUTION VERSION

“Interim Financing Facility” means the senior secured super priority (debtor-in-possession), interim, non-revolving credit facility up to a maximum amount of US$[20,000,000], subject to the terms and conditions set out in the Interim Financing Term Sheet.

“Interim Financing Obligations” means the obligations owing by Gramercy and Baiyin as the Interim Lenders pursuant to the Interim Financing Facility and includes, without limitation, all principal, interest, fees and all costs and expenses of the Interim Lenders as set out in the Interim Financing Term Sheet.

“Interim Lenders” means the lenders under the Interim Financing Facility.

“Law” or “Laws” means any law, statute, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States, the Democratic Republic of the Congo, or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity. “Liability” or “Liabilities” means any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guarantee or endorsement of or by any Person of any type, whether accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, known or unknown.

“Material” means, in relation to any asset, fact, circumstance, change, effect, matter, action, condition, event, occurrence or development: (i) material (or reasonably expected to be material), individually or in the aggregate with other such facts, circumstances, changes, effects, matters, actions, conditions, events, occurrences or developments, to the business, affairs, results of operations, prospects or financial condition of the Company or to the ability of the Company to complete the transactions contemplated by this Agreement in the time and manner provided, or (ii) reasonably expected to have, individually or in the aggregate with other such facts, circumstances, changes, effects, matters, actions, conditions, events, occurrences or developments, a significant effect on the market price or value of securities of the Company.

“Material Adverse Change” means any change, condition, event or occurrence (including, without limitation, a change in commodity or metals prices), which, when considered individually or together with all other changes, conditions, events or occurrences, could reasonably be expected to have a material adverse effect (or a series of adverse effects, none of which is material in and of itself but which, cumulatively, result in a material adverse effect) on: (i) the condition (financial or otherwise), business, performance, prospects, operation, assets or property of the Company (including a material adverse qualification (other than a ‘going concern’ qualification resulting from the CCAA Proceedings) to any of the financial statements of the Company; a material adverse misstatement of the financial statements of the Company; or if after the date of this Agreement, it is determined by the Company, its auditors or accountants that a restatement of the Company’s financial statements is or is likely to be necessary or there is a material adverse restatement of the Company’s financial statements); (ii) the ability of the Company to carry on its business as presently conducted; (iii) the ability of the Company or Consenting Parties to timely and fully perform any of their obligations under this Agreement; or (iv) the validity or enforceability of this Agreement.

EXECUTION VERSION

“Material Contract” means each Contract and other instrument or document (including any amendment to any of the foregoing) of the Company:

(vii)	with any director, officer or affiliate of the Company;

(viii)

that in any way purports to materially restrict the business activity of the Company or to limit the freedom of the Company to engage in any line of business or to compete with any Person or in any geographic area or to hire or retain any Person;

(ix)

that could reasonably be expected to have a material effect on the business, affairs, condition, capitalization, properties, assets, liabilities, prospects, operations or financial performance of the Company, or on the Recapitalization; and

(x)	any other Contract, if a breach of such Contract could reasonably be expected to result in a Material Adverse Change.

“McCarthy Tétrault” means McCarthy Tétrault LLP, legal counsel to Baiyin.

“Meeting Order” means the order of the Court authorizing the CCAA Applicants to call and hold the Creditors’ Meeting for the purposes of considering and voting on the Plan.

“Namoya” means Namoya Mining S.A.

“Namoya Forward” means the Gold Purchase and Sale Agreement dated April 19, 2017 among Gramercy Funds Management LLC or its designate, Resource FinanceWorks Limited or its designate, the Company and Namoya (as amended or restated from time to time).

“Namoya II Forward” means the Gold Purchase and Sale Agreement dated July 12, 2017 among Gramercy Funds Management LLC or its designate, Baiyin International Investment Ltd, Banro and Namoya (as amended or restated from time to time).

“Namoya Stream” means the Gold Purchase and Sale Agreement dated February 27, 2015 among Namoya GSA Holdings, Banro and Namoya (as amended or restated from time to time).

“NBL” means Namoya (Barbados) Limited.

“Note Indenture” means the indenture dated April 19, 2017 among the Company, Banro Congo Mining S.A., Kamituga Mining S.A., Lugushwa Mining S.A., Namoya Mining S.A., Twangiza Mining S.A., Banro Group (Barbados) Limited, Banro Congo (Barbados) Limited, Kamituga (Barbados) Limited, Lugushwa (Barbados) Limited, Namoya (Barbados) Limited, Twangiza (Barbados) Limited, the Trustees and the Collateral Agent.

“Notes” means the 10.00% secured notes of Banro due March 1, 2021 issued under the Note Indenture.

“NYSE” means NYSE American.

EXECUTION VERSION

“Outside Date” means April 30, 2018, or such other date as the Requisite Consenting Parties and the Company may agree.

“Person” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body.

“Purchase Money Obligation” means, with respect to a Person, indebtedness of the Person issued, incurred or assumed to finance all or part of the purchase price of any asset or property acquired by such Person.

“PPSA” means the Personal Property Security Act (Ontario).

“Release” means any presence, release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, leeching or migration of any element or compound in or into the indoor or outdoor environment (including the abandonment or disposal of any barrels, tanks, containers or receptacles containing any contaminant), or in, into or out of any vessel or facility, including the movement of any contaminant through the air, soil, subsoil, surface, water, groundwater, rock formation or otherwise which is or may be (under any circumstances, whether or not they have not occurred).

“Requisite Consenting Parties” means, collectively, Gramercy and Baiyin.

“Requisite Consenting Party Advisors” means, collectively, Goodmans and McCarthy Tétrault.

“Securities Laws” means, collectively, Canadian Securities Laws and U.S. Securities Laws.

“Security Interest” means any security interest, assignment by way of security, mortgage, charge (whether fixed or floating), hypothec, deposit arrangement, pledge, lien, encumbrance, preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing and any other “Security Interest” as defined in section 1(1) of the PPSA).

“SISP Approval Order” means the order of the Court approving the SISP, in the form attached hereto as Schedule “G”.

“Special Committee” means the Special Committee of the Board of Directors of Banro comprised entirely of independent directors of Banro.

“Successful Bid” has the meaning given to it in the SISP.

“Tax” means all present and future taxes, rates, levies, imposts, assessments, dues, government fees, stamp taxes, deductions, charges or withholdings, and all liabilities with respect thereto, and any interest, additions to tax and penalties imposed with respect thereto, excluding, with respect to a lender, taxes imposed on its income or capital and franchise taxes imposed on it by any taxation authority.

EXECUTION VERSION

“TBL” means Twangiza (Barbados) Limited.

“Trustees” means, collectively, the Canadian Trustee and the U.S. Trustee.

“TSX” means Toronto Stock Exchange.

“Twangiza” means Twangiza Mining S.A.

“Twangiza Forward” means the Amended and Restated Gold Purchase and Sale Agreement Tranche 2/3 dated September 17, 2015 among Twangiza GFSA Holdings, the Company and Twangiza (as amended by amending agreement dated as of January 28, 2016 and as further amended or restated from time to time).

“Twangiza 2017 Forward” means the Gold Purchase and Sale Agreement dated July 12, 2017 among Baiyin International Investment Ltd, Banro and Twangiza (as amended or restated from time to time).

“Twangiza Stream Agreement” means the Gold Purchase and Sale Agreement dated December 31, 2015 among RFW Banro Investments Limited, Banro and Twangiza (as amended or restated from time to time).

“U.S. Securities Act” means the United States Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder, or any successor statute.

“U.S. Securities Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations promulgated thereunder, or any successor statute.

“U.S. Securities Commission” means the United States Securities and Exchange Commission.

“U.S. Securities Laws” means, collectively, the U.S. Securities Act, the U.S. Securities Exchange Act and the rules and regulations of the U.S. Securities Commission.

“U.S. Trustee” means The Bank of New York Mellon in its capacity as U.S. trustee under the Note Indenture.

EXECUTION VERSION

SCHEDULE “B”

FORM OF CONSENT AGREEMENT

This Consent Agreement is made as of the date below (the “Consent Agreement”) by the undersigned (the “Consenting Party”) in connection with the support agreement dated December , 2017 (the “Support Agreement”) among Banro Corporation and certain of its subsidiaries and the Consenting Parties party thereto. Capitalized terms used herein have the meanings assigned in the Support Agreement unless otherwise defined herein.

RECITALS:

A.	Section 18(d) of the Support Agreement allows holders of Relevant Securities to become a party thereto by executing a Consent Agreement.

B.

Section 5(e) of the Support Agreement requires that, contemporaneously with a transfer of any Relevant Debt by a Consenting Party to a transferee who is not also already a Consenting Party, such transferee shall execute and deliver this Consent Agreement.

C.

The Consenting Party wishes to be bound by the terms of the Support Agreement pursuant to Section 18(d) or 5(e) of the Support Agreement on the terms and subject to the conditions set forth in this Consent Agreement.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Consenting Party agrees as follows:

1.

The Consenting Party hereby agrees to be fully bound as a Consenting Party under the Support Agreement in respect of the Relevant Debt that are identified on the signature page hereto, and hereby represents and warrants that the Relevant Debt set out on the signature page constitute all of the Relevant Debt that are legally or beneficially owned by such Consenting Party or which such Consenting Party has the sole power to vote or dispose of.

2.

The Consenting Party hereby represents and warrants to each of the other Parties that the representations and warranties set forth in Section 2 of the Support Agreement are true and correct with respect to such Consenting Party as if given on the date hereof.

3.	Except as expressly modified hereby, the Support Agreement shall remain in full force and effect, in accordance with its terms.

4.

This Consent Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of the Canada applicable therein, without regard to principles of conflicts of law.

5.	This Consent Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.

[Remainder of this page intentionally left blank; next page is signature page]

EXECUTION VERSION

Signature Page to Consent Agreement

STRICTLY CONFIDENTIAL

[CONSENTING PARTY’S	[CONSENTING PARTY’S NAME]
ADDRESS]

Per:
Name:
Title:

Relevant Security	Original Face Amount / Number of Securities Represented
Notes
Dore Loan
Namoya Forward
Namoya II Forward
Twangiza Forward
Twangiza 2017 Forward
Namoya Stream
Twangiza Stream

EXECUTION VERSION

SCHEDULE “C”

RECAPITALIZATION TERM SHEET

[Attached]

EXECUTION VERSION

Banro Corporation
Restructuring Term Sheet

The following represents indicative terms and conditions for a restructuring of the financial obligations of Banro Corporation (collectively, the “Recapitalization”) and does not represent a legally binding commitment on any of the parties referenced herein. This term sheet does not purport to summarize all of the terms, conditions, representations, warranties and other provisions with respect to the transactions referred to herein, which transactions will be entered into on the basis of mutually satisfactory definitive documentation after, among other things, receipt of necessary internal and external approvals. This term sheet is for discussion purposes only and is delivered on a without prejudice basis subject to all applicable rules of settlement discussion privilege.

Summary of Recapitalization

It is anticipated that the Recapitalization of Banro Corporation (“Banro” or the “Debtor”) will be implemented through a pre-arranged restructuring under the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36 (the “CCAA”). The Recapitalization would treat debt claims in the DRC as strategic and they would not be impaired. Priority Lien Debt claims under and as defined in the Amended & Restated Collateral Trust Agreement dated April 18, 2017 (the “CTA”) would remain unimpaired although the forward sale delivery schedules under the three priority GFSA contracts would each be deferred/extended with no deliveries until July 2019 in order to improve the financial flexibility of the Debtor. The Stream Agreements, which are direct obligations of the DRC entities, would be consensually amended to provide cash flow relief to the Debtor until the date on which a certain minimum production level is achieved. 75% of the other Parity Lien Debt claims would be equitized pro-rata to their claim amounts and receive 100% of the common shares of reorganized Banro (subject to subsequent dilution on account of the Stream Equity Warrants (as outlined below)) pursuant to a CCAA plan of compromise or arrangement (the “CCAA Plan”). The remaining 25% of the Parity Lien Debt would constitute a deficiency claim and be compromised in the Unsecured Claims Class (as defined herein). Certain unsecured claims against Banro only (and not as against any of its subsidiaries in the DRC) would be compromised for nominal consideration pursuant to the CCAA Plan, and all legacy equity and claims associated with legacy equity will be extinguished for no consideration pursuant to the CCAA Plan. Baiyin and Gramercy would provide a DIP facility for working capital during the terms of the CCAA proceedings. It is anticipated that the CCAA filing would be made by the end of December 2017 and be completed during March 2018, provided that there is no Qualified Alternative Transaction that is identified pursuant to the SISP (as defined herein).

Treatment of Strategic Debt Claims

Local DRC Bank Debt:	To be serviced as scheduled; unaffected by CCAA Plan.
DRC Strategic Vendor Payables:	Payment plans to be scheduled with a priority payment focus; unaffected by CCAA Plan.
DRC Non-Strategic Vendor Payables:	Payment plans to be scheduled with a secondary payment focus or discounted proposals to be considered; unaffected by CCAA Plan.

Treatment of Priority (First) Lien Debt Claims and Equipment Lien Claims

Priority Lien Debt:	•

Amended and Restated Gold Purchase and Sale Agreement Tranche 2/3 dated September 17, 2015 among Twangiza GFSA Holdings, Banro and Twangiza Mining S.A. (as amended or restated from time to time) (the “Twangiza Forward I Agreement”): US$4,492,200 (US$10.5 million prepayment);

•

Gold Purchase and Sale Agreement dated April 19, 2017 among Gramercy Funds Management LLC or its designate, Resource FinanceWorks Limited or its designate, Banro and Namoya Mining S.A. (as amended or restated from time to time) (the “Namoya Forward I Agreement”): US$42 million (US$45.0 million prepayment); and

•

Purchase and Sale Agreement dated July 12, 2017 (as amended or restated from time to time) among Baiyin International and Twangiza Mining S.A. (the “Twangiza Forward II Agreement”): US$6.0 million (US$6.0 million prepayment)

(collectively, the “Unaffected Priority Lien Debt”).

EXECUTION VERSION

Treatment of Twangiza Forward I Agreement:	Gold deliveries had been contractually deferred through December 31, 2017, with the original delivery adjusted to provide a 19.5% IRR through the amended final delivery date of August 31, 2018.

The delivery schedule will be further amended to (i) extend the current deferral period termination date from December 31, 2017 to June 30, 2019 and (ii) extend the final delivery date to February 29, 2020 and (iii) revise the number of ounces deliverable each month starting July 1, 2019 for 8 months from 697.640 ounces to 673.484 ounces to earn a 19.5% IRR through the revised final delivery date.

Treatment of Namoya Forward I Agreement:	Gold deliveries had been contractually deferred through December 31, 2017, with the original delivery adjusted to provide a 15% IRR through the initial final delivery date of June 30, 2020.

The delivery schedule will be further amended to (i) extend the current deferral period termination date from December 31, 2017 to June 30, 2019, and (ii) extend the final delivery date to April 30, 2022 and (iii) revise the number of ounces deliverable each month starting July 1, 2019 for 34 months to earn a 15% IRR through the revised final delivery date.

Each of Gramercy’s and RFW’s monthly delivery schedule to be amended from 719.452 ounces to 929.807 ounces.
Treatment of Twangiza Forward II Agreement:

Gold deliveries in connection with equipment lien financing had been contractually deferred through December 31, 2017, with the original delivery adjusted to maintain a 15% IRR through the final delivery date of August 31, 2018.

The delivery schedule will be further amended to (i) extend the current deferral period termination date from December 31, 2017 to June 30, 2019, and (ii) extend the final delivery date to February 29, 2020 and (iii) revise the number of ounces deliverable each month starting July 1, 2019 for 8 months from 792.132 ounces to 945.937 ounces, to maintain a 15% IRR through the revised final delivery date

Early Termination:

The Namoya Forward I Agreement and the Twangiza Forward II Agreement shall be amended to include a provision for the early repayment at the option of Banro at any time after the completion of the CCAA Plan at a 15% IRR calculated per the XIRR function on Excel from the initial funding date to the repayment date.

The calculation of the Twangiza Forward I Agreement shall be amended to include a provision for the early repayment at the option of Banro at any time after the completion of the CCAA Plan at a 19.5% IRR based on the delivery of equivalent ounces calculated at $1,100 per ounce, calculated per the XIRR function on Excel from the initial funding date to the repayment date.

EXECUTION VERSION

Treatment of Stream Agreements

Stream Agreements:	•

Gold Purchase and Sale Agreement dated December 31, 2015 among RFW Banro Investments Limited, Banro and Twangiza Mining S.A. (as amended or restated from time to time) (the “Twangiza Stream Agreement”): US$47.8 million (US$67.5 million initial deposit)

•

Gold Purchase and Sale Agreement dated February 27, 2015 among Namoya GSA Holdings, Banro and Namoya Mining S.A. (as amended or restated from time to time) (the “Namoya Stream Agreement”): US$34.7 million (US$50.0 million initial deposit); and

(collectively, the “Stream Agreements”).
Treatment of Stream Agreements

The Stream Agreements would not be affected under the CCAA Plan. However, the holders of the Stream Agreements would agree to modify the terms to increase the Ongoing Price from US$150 per ounce to LBMA PM Gold Price for each Stream Agreement’s respective claim on the first 200,000 ounces of production delivered at each mine from January 1, 2018 (being equal to 22,200 ounces for Twangiza and 16,660 ounces for Namoya and totaling US$42.56 million of cash flow relief at $1,250/oz. spot), after which the Gold Transfer Price will revert to US$150 per ounce. As consideration for the treatment and amendment of the Stream Agreements contemplated herein, each purchaser under each Stream Agreement (each, a “Purchaser”) will receive the Stream Equity Warrants outlined below on implementation of the CCAA Plan.

In addition, ounces deliverable through December 2017 will be deferred and spread out over 12 months once the entitlements for 200,000 ounces of production from January 1, 2018 have been delivered. Ounces deferred will be entitled to an additional delivery of 12.325% for Twangiza stream and 14.808% for the Namoya stream (the Entitlement Percentage); and Banro will adjust ounces deliverable to ensure that each stream holder receives the production-weighted average LBMA PM gold price for each deferral during the deferral period.

Stream Equity Warrants - Twangiza

On implementation of the CCAA Plan, the Purchaser for the Twangiza Stream Agreement will receive penny warrants exercisable into an equity stake of up to 4.553% of the Banro common equity subject to the following conditions.

The equity stake of the warrant cannot exceed 4.553% of the Banro common equity. However, if at the time that the warrant vests, the aggregate value of cash flow relief achieved by Banro is less than $24.2 million, the equity stake will be reduced pro rata. The aggregate value of cash flow relief will be equal to the number of ounces delivered pursuant to the stream agreement commencing January 1, 2018 until the warrant vests multiplied by the difference between (a) the LBMA PM gold price fix on each delivery date, less (b) $150 per delivered ounce.

The warrants will vest on the earlier of:

i.

the Purchaser for the Twangiza Stream Agreement receiving 22,000 ounces of payable gold from the first 200,000 ounces of production delivered at the Twangiza mine pursuant to the stream claim commencing January 1, 2018;

		ii.	completion of the Exit Transaction; and
		iii.	termination of the stream pursuant to Banro’s termination option.
Stream Equity Warrants - Namoya

On implementation of the CCAA Plan, the Purchaser for the Namoya Stream Agreement will receive penny warrants exercisable into an equity stake of up to 3.447% of the Banro common equity subject to the following conditions.

EXECUTION VERSION

The equity stake of the warrant cannot exceed 3.447% of the Banro common equity. However, if at the time that the warrant vests, the aggregate value of cash flow relief achieved by Banro is less than $18.326 million, the equity stake will be reduced pro rata. The aggregate value of cash flow relief will be equal to the number of ounces delivered pursuant to the stream agreement commencing January 1, 2018 until the warrant vests multiplied by the difference between (a) the LBMA PM gold price fix on each delivery date, less (b) $150 per delivered ounce.

The warrants will vest on the earlier of:

i.

the Purchaser for the Namoya Stream Agreement receiving 16,660 ounces of payable gold from the first 200,000 ounces of production delivered at the Namoya mine pursuant to the stream claim commencing January 1, 2018;

	ii.	completion of the Exit Transaction; and
	iii.	termination of the stream pursuant to Banro’s termination option.
Call Option:

Each holder of a Stream Agreement would agree to allow Banro to buy out the Stream Agreement at any time up until December 31, 2021 at a price equal to the amount required to give each holder a 15% IRR from the Initial Deposit calculated using the XIRR function on Excel. In order to exercise the option, Banro must choose to buy out both the Stream Agreements simultaneously.

Treatment of Affected Parity (Second) Lien Debt Claims

Affected Parity Lien Debt:	• 10% Senior Secured Notes due 2021 (the “Senior Secured Notes”): US$197.5 million;
Letter agreement dated July 15, 2016 among Baiyin International Investment Ltd and Twangiza Mining S.A.) (the “Dore Loan”): US$10.0 million; and
•

Purchase and Sale Agreement dated July 12, 2017 among Namoya Gold Forward Holdings II LLC, Baiyin International and Namoya Mining S.A. (the “Namoya Forward II Agreement”): US$20.0 million (US$20.0 million prepayment)(the “Secured Amount”)

(collectively, the “Affected Parity Lien Debt”).
Claim Values of Affected Parity Lien Debt:

The claim value of the parity Senior Secured Notes and Dore Loan will be recognized at par plus accrued interest through the filing date, being approximately US$203,506,170 and US$10,247,120, respectively.

The claim value of the parity Namoya Forward II Agreement will be recognized at the Secured Amount, being US$20,000,000.
Treatment of Affected Parity Lien Debt:

The restructuring contemplates an equitization of 75% of all Affected Parity Lien Debt claims pursuant to the CCAA Plan, pro-rata with their claim value as set forth or calculated above, into 100% of the new equity to be issued by Banro (“New Equity”) (subject to subsequent dilution on account of the Stream Equity Warrants). The balance of 25% of the Affected Parity Lien Debt claims shall participate in and be compromised with the Affected Banro Unsecured Claim class. For purposes of tax planning only, Baiyin and Gramercy reserve the right to have the new equity be delivered in the form of shares of Banro Group (Barbados) Limited, instead of Banro Corporation; and if that determination is made, Banro Group (Barbados) Limited would become the sole owner of Banro Corporation pursuant to the implementation steps of the CCAA Plan.

For illustration purposes, based upon relative holdings of debt, it is anticipated that post-restructuring and before any additional post- implementation equity raise, Baiyin would hold approximately 34.07% of the New Equity, Gramercy would hold approximately 40.28% of the New Equity, and third parties would hold approximately 25.65% of the New Equity (subject to dilution for third parties down to 23.6% of the New Equity in the event that the Stream Equity Warrants are exercised at full value).

For purposes of the CCAA Plan, all holders of Affected Parity Lien Debt (including, but not limited to, Baiyin and Gramercy) will vote in the same class under the CCAA Plan.

EXECUTION VERSION

Treatment of Unsecured Claims, Equity Interests and Equity Claims

Affected Unsecured Claims:	• Certain general unsecured claims against Banro Corporation (but not its subsidiaries) outside of the DRC to be identified by Baiyin and Gramercy (the “Affected Banro Unsecured Claims”); and

• Current equity and equity-linked claims

(collectively, the “Affected Junior Claims”).
Treatment of Banro Contracts:	Baiyin and Gramercy shall have a consent right with respect to which contracts the Debtor elects to disclaim.
Treatment of Affected Junior Claims:

Baiyin and Gramercy shall provide Banro with a list of Affected Banro Unsecured Claims to be affected by the CCAA Plan (the “Affected Claims List”), and a claims process will be conducted on negative notice to determine the quantum of all such claims (the “Claims Process”). For greater certainty, any holders of unsecured claims that do not receive notice pursuant to the Claims Process that their claims shall be affected by the CCAA Plan shall remain unaffected. Baiyin and Gramercy shall provide the Affected Claims List to Banro two days in advance of the hearing for entry of the order establishing the Claims Process.

All holders of Affected Banro Unsecured Claims will be given notice of the CCAA Plan and shall vote in a separate class under the CCAA Plan, together with a deficiency claim of the holders of the Parity Lien Debt (including Baiyin and Gramercy) equal in the aggregate to 25% of the aggregate claim amount of the Parity Lien Debt as set forth herein (the “Deficiency Claim Amount”).

The CCAA Plan will provide for a $10,000 distribution pro rata among the holders of Affected Banro Unsecured Claims and the holders of the Parity Lien Debt in respect of, and to the extent of, their Deficiency Claim Amount.

All current equity and all other equity related instruments and claims will be compromised under the CCAA Plan for no consideration.

The treatment of any and all other Affected Junior Claims shall otherwise be acceptable to Baiyin and Gramercy.

For the avoidance of doubt, to the extent that the holder of an Affected Banro Unsecured Claim has a claim against any entity other than Banro Corporation in respect of that same claim, the CCAA Plan shall have no effect on that claim as against that other entity. For the avoidance of doubt, this clause does not apply to any guarantees of the Parity Lien Debt, which shall be compromised by the CCAA Plan as against all guarantors thereof.

EXECUTION VERSION

Other CCAA Plan Provisions	The CCAA Plan shall provide for the payment in cash:

i.

for each creditor holding an Affected Banro Unsecured Claim that is an employee or former employee who was terminated in the CCAA proceedings, the amount equal to the payment that such employee would have received pursuant to the Wage Earner Protection Program Act if Banro were to be bankrupt;

	ii.	of 100% of any amounts referenced in sections 6(3), 6(5) and 6(6) of the CCAA; and
	iii.	of any amounts secured by the charges granted in the CCAA proceedings to the extent such amounts have not been paid or released.

The foregoing amounts shall be paid by Banro through a draw under the DIP Facility or otherwise prior to implementation of the CCAA Plan.

New Equity Considerations

Listing:

It is not anticipated that Banro would remain listed on either the New York or Toronto stock exchanges, or that it would seek a listing on any other Exchanges, on the completion of the CCAA proceedings. In conjunction with the Recapitalization transaction, the Debtor will file an application to cease to be a reporting issuer in Canada, to be effective upon the implementation of the Recapitalization transaction.

Jurisdiction:

In connection with the Recapitalization transaction, it is anticipated that Banro would be redomiciled or reincorporated in accordance with the laws of the Cayman Islands or another jurisdiction acceptable to Gramercy and Baiyin, taking into account, among other factors, tax and treaty-based international investment protection. The transactions contemplated herein will be completed in a tax efficient manner, acceptable to Baiyin, Gramercy, and Banro, acting reasonably.

Exit Provisions:

Depending on the listing limitations, there would be a dual path exit provision. The first would be a Banro-level go-to-market clause, requiring a market-based M&A solicitation or equity public offering initiated prior to July 1, 2019. The second path would be the agreement that, if any shareholder holding more than 30% of the shares of Banro objected to Banro pursuing or completing such go-to-market exercise, such shareholder would agree to make an offer to buy-out the other shareholders at a Fair Market Value on or before December 31, 2019. See Appendix 1.

Drag and Tag Rights:

All shareholders have tag-along rights on transfers of more than 20% of the outstanding shares, save for reorganization between affiliated parties within the same shareholder group. Shareholders have 10 days to decide whether they will participate in any tag-along sale. Shareholders have the right to sell their pro-rata share of the shares proposed to be sold.

One or more shareholders owning 66-2/3% or more of the outstanding shares in the aggregate can drag all other shareholders in a sale of Banro. All dragged shareholders must sell their proportional share of shares to the buyer and otherwise support the transaction. Banro has a proxy to enforce other shareholders’ compliance with the drag-along obligations.

Transfers:

Transfers of shares generally permissible by all shareholders, subject to rights of first offer, tag-along rights and customary conditions (i.e. compliance with law, no registration/prospectus required, transferee joining shareholders agreement). ROFO on any transfer of shares whereby an offer is first made to sell all such shares to all 20%+ shareholders first (on a proportionate basis).

EXECUTION VERSION

Pre-emptive Rights:

Pre-emptive rights apply to all shareholders on equity issuances (not debt); each of which has 20 days to decide to purchase their pro rata share of the proposed issuance. For any such rights offer, the purchase price must be supported by a third-party valuation prepared by an internationally recognized firm if required by any 20%+ shareholders. For any pre-emptive right not exercised in full, only any 20%+ shareholders will have the right to purchase the additional shares (on proportionate basis, including any such shares not purchased by a 20%+ shareholder). If issuance is not purchased in full by shareholders, Banro has 60 days to issue such securities to a third party.

Registration Rights:	Standard demand and piggy back registration rights for shareholders having at least 20% shareholding post-IPO in the event that reorganized Banro is listed.
Board:

The Board of reorganized Banro (the “New Board”) will be composed of five members, of which two nominees shall be named by Baiyin and two nominees shall be named by Gramercy, with the fifth board member to be chosen jointly by them. Banro will also create a compensation committee and an audit committee, and both Baiyin and Gramercy will have a seat and veto rights on both committees. In addition, both Baiyin and Gramercy shall have the right to nominate one or more observers to the New Board and any committees of the New Board. The Chairman of the New Board shall be agreed by both Baiyin and Gramercy. The New Board shall meet ordinarily at least once every month, in person or by telephone, and extraordinarily at any time in case a meeting of the New Board is so called. Each of Baiyin and Gramercy shall retain its right to representation on the New Board as long as the Shareholders’ Agreement remains in effect (per the terms set forth in Appendix 2).

Governance Rights:

Certain governance rights through a Shareholders’ Agreement or Banro’s constating documents, as applicable, would be included for material investments, financings, related party transactions, etc. All shareholders would benefit from the exit provisions afforded under the Shareholders’ Agreement or constating documents, as applicable. The Shareholders’ Agreement and other governance rights arising from Banro’s constating documents referred to in this section will be terminated upon the completion of the go-to-market exercise (“Exit Transaction”), whether it results in a sale of the equity or assets of Banro or a public offering of its equity. See Appendix 2.

Information Rights:

All shareholders are entitled to receive (i) audited annual financial statements within 120 days of the end of each fiscal year, (ii) unaudited quarterly financial statements within 45 days of the end of each fiscal quarter.

Additional information rights are set out in Appendix 2.

EXECUTION VERSION

DIP Facility

DIP Facility:

Upon the filing of the CCAA, Baiyin and Gramercy (the “Lenders”) will provide a DIP facility (the “DIP Facility”) to the Debtor of up to US$20 million with an effective all-in 12% p.a. interest rate, supported by a priming lien, maturing within one year of the filing. The DIP Facility shall be on standard terms and conditions consistent with other facilities of this nature, including milestones for the progression of the CCAA case acceptable to Baiyin and Gramercy; and will be funded equally. Drawdowns under the DIP Facility and their uses would be subject to the approval of the Lenders pursuant to an agreed-upon DIP budget (the “DIP Budget”).

Use of Proceeds:	Working capital or remedial capital expenditures, as approved by the Lenders. A DIP budget acceptable to the Lenders shall be established.
Repayment/Refinancing:

Upon exit from the CCAA, the DIP Facility will be refinanced by conversion into a new secured term loan (the “New Secured Term Loan”). The New Secured Term Loan will have an interest rate of 10% p.a. and maturity date of December 31, 2019. The New Secured Term Loan will be secured by priority liens on the same basis as, and ranking pari passu with, the Unaffected Priority Lien Debt, and will be enhanced by penny warrants for 2% of the fully-diluted shares of reorganized Banro. The New Secured Term Loan will be mandatorily repayable upon settlement of the Exit Transaction (as defined in Appendix 1).

Other Considerations

Implementation:

The Recapitalization will be implemented through a pre-arranged plan of arrangement proceeding under the CCAA. Banro and its Barbados subsidiaries will be applicants in the CCAA proceedings, and Banro’s subsidiary guarantors shall benefit from the CCAA stay of proceedings and shall be affected by the Plan, which will release such subsidiary guarantors from their guarantees and other obligations in respect of the Affected Parity Lien Debt.

Support Agreement:

A support agreement in respect of the Recapitalization transaction containing terms and conditions acceptable to Banro, Gramercy and Baiyin will be entered into with Banro by Gramercy and Baiyin, and such other holders of Parity Lien Debt who sign such joinder to the support agreement (the “Support Agreement”). All material consent rights under the Support Agreement will be provided to Baiyin and Gramercy only, and not any joining party. The Support Agreement shall contain standard terms and conditions for a restructuring transaction of this nature, including obligations to support the Recapitalization transaction and not to take any action that is adverse to or would otherwise hinder the completion of the Recapitalization transaction, as well as milestones for the completion of the Recapitalization transaction and conditions to the implementation of the Recapitalization transaction (the “Milestones”).

Releases:

The CCAA Plan shall include releases to be effective as of the effective date (the “Releases”) which shall, at a minimum, provide that each of Banro, the Lenders, the parties that enter into the Support Agreement, and each of their current and former directors, officers, managers, partners, shareholders, employees, advisors, legal counsel and agents, including the respective advisors to Gramercy and Baiyin (collectively, the “Released Parties”), shall be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations and claims of any kind or nature whatsoever (other than liabilities or claims attributable, directly or indirectly, to any of such Released Parties’ gross negligence, fraud or willful misconduct as determined by the final, non-applicable judgment of a court of competent jurisdiction) arising on or prior to the implementation date of the Recapitalization transaction in connection with the Priority Lien Debt, the Parity Lien Debt, the current equity of the Company, the Recapitalization transaction, the CCAA Plan or proceedings commenced under the CCAA, the actions or transactions contemplated herein, the business and affairs of Banro prior to the effective date, or any other actions or matters related directly or indirectly to the foregoing, including any claims that may be made against the Released Parties where by law such Released Parties may be liable in their capacity as directors of the Company or any of its subsidiaries that are CCAA applicants, provided that the Released Parties shall not be released from (i) any claims referenced in section 19(2) of the CCAA, (ii) any claims based on fraud or willful misconduct or (iii) in respect of any of their respective obligations under the Recapitalization transaction, the CCAA Plan or the CCAA proceedings or any document or order ancillary to any of the foregoing. To the extent that any claims as against the directors and officers of Banro cannot be released under the CCAA based on statutory limitations set out in the CCAA (such as claims under section 5.1(2) of the CCAA), any and all such claims (other than claims for fraud) shall be channeled pursuant to the terms of the CCAA Plan and the sanction order approving same to the directors and officers insurance policies currently in place.

The Debtor shall conduct a standard claims process to call for and quantify claims as against the directors and officers of Banro.

EXECUTION VERSION

SISP:

As part of the CCAA proceedings, Banro will conduct a Sales and Investment Solicitation Process (a “SISP”) on terms and conditions acceptable to Banro, Baiyin and Gramercy, pursuant to which any interested parties will be afforded the opportunity to acquire Banro pursuant to a “Successful Bid”, meaning an alternative transaction to the Recapitalization which (i) is on terms that Banro, in its business judgment and in consultation with the Monitor and the Lenders, determines is superior to the terms of the Recapitalization, and (ii) indefeasibly repays in full in immediately available funds (x) all of the outstanding DIP obligations, and (y) at least 75% of the principal amount of each of the obligations that form part of the Affected Parity Lien Debt, and (z) 100% of the Unaffected Priority Lien Debt, and (iv) treats each of the Stream Agreements on the same terms as the Recapitalization or indefeasibly repays in full all amounts due under the Stream Agreements.

Meeting Order	It is agreed that the Meeting Order to be presented to the CCAA court will be presented by the Debtor for approval by the CCAA Court on the following basis:

	•	all holders of Affected Parity Lien Debt will vote together in a single class;
	•	all holders of Affected Parity Lien Debt will be entitled to vote 75% of the full amount of their respective claims in the amounts specified herein and above; and
•

each holder of Affected Parity Lien Debt will be entitled to vote the full amount of its respective portion of the Deficiency Claim Amount in the class established in respect of the Affected Banro Unsecured Claims.

Legal Relationship:

Neither Baiyin nor Gramercy shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other party or to bind the other party to any contract, agreement or undertaking with any third party, in each case, without such other party’s prior written consent, other than certain Exit Provision obligations. Under no circumstances shall the Shareholders’ Agreement or constating documents, as applicable, be deemed or construed to (1) create or imply a partnership or joint venture between the parties or an employer/employee or agency relationship, or (2) enlarge the fiduciary duties and responsibilities, if any, of the parties or any of their respective affiliates.

EXECUTION VERSION

Headquarters:

It is contemplated that Banro will establish its corporate headquarters in a jurisdiction satisfactory to Baiyin and Gramercy, while initially maintaining an administrative office in Toronto for its financial and legal staff. It would maintain its Bukavu office as the local DRC headquarters.

Fees and Expenses:	The Debtor will pay all reasonable fees and expenses of the advisors to Baiyin and Gramercy that are directly related to the Recapitalization in accordance with the DIP Budget.

The Debtor will pay all reasonable fees and expenses of the Monitor, and the legal advisors to the Monitor and the Debtor, in accordance with the DIP Budget.
Definitive Documentation:

The parties will work in good faith to negotiate, execute and deliver definitive documentation necessary to implement the Recapitalization transaction in accordance with the terms set out in this term sheet and in form and substance acceptable to the Debtor, Gramercy and Baiyin, acting reasonably.

Selection of CCAA Monitor:	FTI Consulting Canada Inc. shall be the proposed Monitor in the CCAA proceedings.

EXECUTION VERSION

Appendix 1: Exit Provisions

On or before July 1, 2019, Banro shall have taken all the necessary measures (at Banro’s expense) to initiate the sale of the equity of the Company to a third party or parties (the “Exit Transaction”) either by (a) initiating the sale of Banro to a strategic buyer by engaging a qualified M&A banker (which shall be one of the banks listed below in the third paragraph) and conducting a transparent and competitive auction for the sale of both of Baiyin and Gramercy’s interests in Banro, together with the other remaining minority equity interests, or (b) conducting an initial public offering of no less than a 30% interest in Banro’s equity post-offering through a qualified underwriter (which shall be one of the banks listed below in the third paragraph), pursuant to customary documentation and market practice for such offerings, and as directed by Baiyin and Gramercy in the event that they agree on which path Banro should pursue as between options (a) and (b) above. Neither Baiyin nor Gramercy shall do anything to delay or obstruct the Exit Transaction (except to the extent that the Fair Market Value process described below is engaged), shall make best efforts to accommodate the Exit Transaction process, and will agree to abide with the results if either process results in a successful sale or placement. For avoidance of doubt, either Baiyin or Gramercy may participate in the auction. Banro shall make best efforts to complete the Exit Transaction by December 31, 2019, unless such date is extended with the consent of Baiyin and Gramercy, and any other 20%+ shareholder.

In the event that a shareholder holding more than 30% of the shares of Banro objects to Banro pursuing such go-to-market clause, or in completing either option under the Exit Transaction, such shareholder shall make an irrevocable offer to buy-out the other shareholders at a Fair Market Value. Any such pre-emption should be completed on or before December 31, 2019.

The Fair Market Value shall be calculated by two of the following banks using the methodology described below:

•	Bank of Montreal
•	Bank of Nova Scotia
•	Barclays
•	BofA Merrill Lynch
•	Canadian Imperial Bank of Commerce
•	Citigroup
•	Credit Suisse
•	Deutsche Bank
•	Duff & Phelps
•	Goldman Sachs
•	Houlihan Lokey
•	JP Morgan
•	Macquarie
•	Moelis
•	Morgan Stanley
•	Rothschilds
•	Royal Bank of Canada
•	Standard Bank
•	Toronto Dominion Bank
•	UBS

Each of Baiyin and Gramercy shall appoint one of the two banks and shall ensure that each bank has access to such books, records and information in Banro’s possession or control as they may reasonably request for the purpose of making their calculation of Fair Market Value (the “Initial Values”), with the exception of valuation material prepared by the other bank. The Fair Market Value shall be the simple average of the Initial Values, provided that such average is no more than 10% above or below either of such valuations. In the event that such average is more than 10% above or below either of the two valuations, the Fair Market Value shall be the simple average of (i) a valuation prepared by a third bank jointly appointed by the foregoing two banks and using the methodology described below and (ii) the Initial Value that is closest to the calculation of Fair Market Value prepared by such third bank.

Fees and expenses of the banks doing such valuations shall be paid by Banro.

EXECUTION VERSION

Each bank shall determine the amount (which cannot be less than zero) which is the cash purchase price that a knowledgeable party would pay for the relevant Banro shares in an arm's length transaction, and such determination shall be prepared using a valuation methodology based on the present pre tax US Dollar discounted value, taking into account all factors it considers relevant, including the following:

1.	current and projected demand and supply conditions in the global gold market;
2.

appropriate price projections for refined gold based on the average of recently published prices for refined gold issued by not less than six reputable third party consultants, analysts and financial institutions selected by the bank, other than the highest and lowest prices (which shall be excluded from such calculation);

3.	country and political risk;
4.	social and political environment;
5.	tenure security;
6.	technical risk;
7.	expected production;
8.

quantum and nature of mineral reserves and mineral resources, as well as continued resource potential that could be reasonably expected based on actual exploration results on the Banro properties completed up to the time the bank is completing their valuation;

9.	the current life of mine plan in relation to the relevant Banro properties;
10.	likely timing and scale of developments and/or expansion and/or reductions;
11.	projected capital and operating costs, to the extent affecting development or production;
12.	reclamation and environmental liabilities to the extent greater than established sinking funds which may affect the extent and/or continuation of production;
13.	other liabilities which may affect the extent and/or continuation of production;
14.	regulatory considerations (including environmental and tax) to the extent affecting development or production;
15.	appropriate foreign exchange projections issued by reputable third party consultants, analyst and financial institutions;
16.	an appropriate discount rate generally used by financial professionals in respect of the precious metals industry, using mid-period discounting and taking into account all relevant risks;
17.	relevant comparable multiples in precedent transactions (price to net asset value, price to cash flow and/or any other conventional multiples used in the industry at the time);
18.	control premium; and
19.	any other material factors which the bank believes that it should consider.

EXECUTION VERSION

Appendix 2: Minority Governance Rights

Certain governance rights will be established through a Shareholders’ Agreement or Banro’s constating documents, as applicable. The Shareholders’ Agreement or other governance rights arising from Banro’s constating documents referred to in this section will be terminated upon the completion of the go-to-market exercise (“Exit Transaction”), whether it results in a sale of the equity or assets of Banro or a public offering of its equity. For so long as Baiyin or Gramercy has representation on the New Board, Banro and each of its key subsidiaries shall not take the following actions without the affirmative vote of at least one member representing Baiyin and at least one member representing Gramercy:

1.	Any change in Banro’s articles or by-laws, or any other action, that may alter or change the rights, privileges or preferences of the New Shares;
2.	Changing the nature of the business of Banro;
3.

Approval of certain senior officers of the company, including the Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer, with any initial changes to be agreed no later than one year prior to the commencement of the Exit Transaction.

4.	Approval of acquisitions, mergers, consolidation, issuance/sale of shares or Banro’s assets or similar transaction and investments in share participations or equivalents;
5.	Establishment of any partnership, joint venture or similar alliance with a third party, except in the ordinary course of business;
6.	Authorizing or issuing any equity security and/or convertible debt instruments;
7.	Any redemption or repurchase of shares by Banro;
8.	Any reduction or increase in Banro’s capital, including the authorized capital;
9.	The transfer of shares such that the effective holdings of any one shareholder/related group were to exceed 66.67%;
10.	Liquidation or dissolution of Banro or any of its key subsidiaries;
11.	Transfer of shares or any other securities of key subsidiaries to any other person;
12.

Entering into any related party transaction or business arrangement in excess of US$25,000 with a company or other legal entity in which an officer, New Board member, executive, or principal shareholder of Banro has a financial interest;

13.	Approval and/or amendment of the annual budget and/or business plan (the “Budget”);
14.	Nomination, change or removal of the independent auditor or any material change in the accounting policies, practices or principles;
15.	The establishment, any amendment or cancellation of any equity-linked, stock option program or share buy- back program or any similar instruments;
16.

Material change of any employee compensation or benefit plan by Banro or its subsidiaries, including bonus plans, profit sharing arrangements and equity-linked incentive compensation programs, except those already in place in Banro or approved by the Compensation Committee;

17.	Approval of capital expenditure individually or in aggregate to an amount exceeding a 10% increase in the level previously approved in the Budget;
18.	Change in the dividend policy, declaration or distribution of dividends, other than those required by law;
19.	Any increase or decrease in the authorized number of members of the New Board;
20.	Settlement of any litigation in excess of US$25,000 except as contemplated in the Budget or which threatens the operations of Banro;
21.

Incurrence of any indebtedness except as contemplated in the annual Budget; notwithstanding the foregoing, if potential cumulative indebtedness to be incurred in excess of the budget is within US$3million, it may be approved solely by majority vote of the New Board;

22.

Making material loans or other extensions of credit to any third party, guaranteeing indebtedness not related to the direct operations of Banro, and establishing any liens on Banro’s assets, except in ordinary course of business and when certain equipment is being given as a guarantee of the financing specifically obtained for its acquisition; and

23.	Any other material action which is out of the ordinary course of business.

For avoidance of doubt and notwithstanding any of the abovementioned, Baiyin and Gramercy agree that any refinancing of existing debt of Banro on materially superior terms shall be a majority decision of the New Board, provided that either of Baiyin and/or Gramercy shall have the equal right to provide or share such financing on the proposed superior terms, or to take up the right of the other if either party does not provide such financing. “Materially superior terms” means being a facility or loan agreement that contains or provides terms or conditions as to rates or fees, tenor, affirmative or negative covenants, security, representations and warranties or events of default that would be materially more favorable to Banro than the provisions in or under the existing debt (i.e. rates or fees lower, tenor and average life longer, covenants looser, and collateral weaker).

EXECUTION VERSION

Moreover, Baiyin and Gramercy agree that the financing of certain agreed remedial capex projects of Banro (the “Agreed Remedial Capex Projects”) and funding of up to an additional US$20 million for working capital purposes in 2018 shall be a majority decision of the New Board, subject to review and completion of feasibility studies on the Agreed Remedial Capex Projects. Such financing shall be done with a maturity of December 31, 2019 and an interest rate of no more than 12% p.a., and be supported by a first priority lien on the same basis as, and ranking pari passu with, the Priority Lien Debt. Either of Baiyin and/or Gramercy shall have the equal right to provide or share such financing on the proposed terms, or to take up the right of the other if either party does not provide such financing.

The Agreed Remedial Capex Projects shall include: Twangiza primary crusher, stockpile, mill and thickener to treat transition/fresh ore arising up to a rate of 35ktpm (US$6.5 million, approximate budget ±15%), Namoya CIL project with a separate crushing and feeding system (US$17 million), Namoya tertiary crusher (US$1 million), construction of the N2 alternate supply road (US$4.5 million), security upgrades (US$2 million), mobile mining equipment (US$14 million), exploration drilling to define additional reserves and resources (US$10 million).

For so long as Baiyin and/or Gramercy holds any equity interest in Banro, Banro will deliver to Baiyin and/or Gramercy: (i) audited annual financial statements within 120 days of the end of each fiscal year, (ii) unaudited quarterly financial statements within 45 days of the end of each fiscal quarter, (iii) monthly financial statements within 15 days of the end of month, (iv) capital or operating annual budget within 45 days, (v) minutes of all New Board meetings and materials submitted to the New Board, (vi) technical reports prepared by an independent Qualified Person in compliance with NI 43-101 annually or delivery of a certificate of the independent Qualified Person that the reports are current, (vii) if the Company is not then subject to the ESTMA, delivery of a report in compliance therewith, and (viii) any other information Baiyin and/or Gramercy reasonably requests (such as a 13-week rolling budget, resource model updates, or mine plan updates). Baiyin and Gramercy shall also have all information and inspection rights as set forth in Section 6.5 of the Gold Purchase and Sale Agreement dated as of Feb 27, 2015 among Namoya Mining SA, Banro Corporation and Namoya GSA Holdings, as amended by the side letter dated as of July 12, 2017.

Banro shall maintain appropriate internal control procedures typical of a public company, including an effective anti-corruption compliance program and an employee dedicated to compliance (which may be the chief legal officer). Baiyin and Gramercy shall upon request receive copies of all management letters of accountants, notification of material litigation and copies of all filings made with governmental regulatory authorities. Baiyin and Gramercy shall also be entitled to customary inspection and visitation rights, including the right to discuss Banro’s affairs directly with its independent auditors. For so long as Baiyin and/or Gramercy holds any equity interest in Banro, (i) Banro will operate in compliance with applicable laws and regulations, including the Mining Convention and related agreements and with laws, permits and acceptable practices typical in the North American mining industry and (ii) Banro and anyone acting on behalf of Banro will comply with the U.S. Foreign Corrupt Practices Act and any other anti-corruption laws or regulations applicable to Banro.

The Shareholders’ Agreement will be governed by the laws of a jurisdiction acceptable to Baiyin and Gramercy.

EXECUTION VERSION

SCHEDULE “D”

SALE AND INVESTMENT SOLICITATION PROCESS

[Attached]

EXECUTION VERSION

Procedures for the Sale and Investment Solicitation Process

1.     On December 22, 2017, Banro Corporation (“Banro”) and its direct and indirect subsidiaries, Banro Group (Barbados) Limited (“BGB”), Banro Congo (Barbados) Limited, Namoya (Barbados) Limited, Lugushwa (Barbados) Limited, Twangiza (Barbados) Limited, and Kamituga (Barbados) Limited (collectively, with Banro and BGB, the “Applicants”) obtained an initial order (the “Initial Order”) under the Companies' Creditors Arrangement Act (“CCAA”) from the Ontario Superior Court of Justice (Commercial List) (the “Court”).

2.     The Initial Order authorizes and approves the Applicants entering into an Interim Financing Term Sheet dated as of December 21, 2017 (the “DIP Term Sheet”) for the provision of a senior secured super priority (debtor-in-possession), interim, non-revolving credit facility (the “DIP Facility”) from Gramercy and Baiyin (together with and any permitted assignees, the “DIP Lender”). A copy of the DIP Term Sheet is attached at Exhibit “N” to the Affidavit of Rory James Taylor sworn on December 22, 2017 (the “Taylor Affidavit”) a copy of which is available at www.cfcanada/fticonsulting.com/banro (the “Case Website”).

3.    The DIP Term Sheet contemplates Banro completing the Sale and Investment Solicitation Process (“SISP”) set forth herein.

4.     The purpose of the SISP is to solicit proposals for an Alternative Transaction that may constitute a Successful Bid and where no Successful Bid is obtained, to provide for the completion of the Recapitalization (each as defined below).

5.     Set forth below are the procedures (the “SISP Procedures”) to be followed with respect to the SISP and, if applicable, following determination of a Successful Bid, to complete the transaction contemplated thereby.

Defined Terms

6.     All capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Initial Order. In addition, capitalized terms used in these SISP Procedures shall have the meanings set out in Appendix “A”.

Solicitation Process and Timeline

7.     The SISP Procedures set forth herein describe the manner in which prospective bidders may gain access to or continue to have access to due diligence materials concerning the Banro Group, their businesses and operations (the “Business”) and their assets, undertakings and properties (collectively, the “Property”), the manner in which a bid becomes a Qualified Alternative Transaction Bid, the receipt and negotiation of bids received, the ultimate selection of a Successful Bid, if any, and the approval thereof by the Court.

8.     Banro shall implement these SISP Procedures with the assistance and supervision of the Monitor and, where specified, in consultation with the DIP Lender. In the event that there is disagreement as to the interpretation or application of these SISP Procedures, the Court will have jurisdiction to hear and resolve any such dispute.

9.     The following table sets out the key milestones under this SISP, subject to extension by Banro pursuant to and in accordance with these SISP Procedures:

EXECUTION VERSION

Milestone	Deadline
Commencement of SISP	January 22, 2018
LOI Bid Deadline	March 2, 2018
Bid Deadline	April 9, 2018

Solicitation of Interest

10.    As soon as reasonably practicable, and in no event later than January 22, 2018, Banro and the Monitor shall (a) prepare a list of potential bidders, including strategic and financial parties, that may be interested in submitting an Alternative Transaction (a “Potential Bidder”); (b) prepare a summary teaser describing the opportunity to participate in the SISP and an overview of the SISP Procedures (the “Teaser Letter”); (c) prepare a confidential information memorandum (“CIM”) with respect to the opportunity, if appropriate; and (d) establish a data room (the “Data Room”) of due diligence materials (the CIM and the materials in the Data Room collectively being the “Diligence Materials”) that Banro and the Monitor believe may be useful for Potential Bidders. At the same time, Banro shall issue a press release setting out relevant information regarding the SISP with Canada Newswire and such other major news-outlets for dissemination in Canada, major financial centres in the United States and such other international locations as the Monitor and Banro may determine to be reasonably appropriate.

11.    As soon as reasonably practicable, the Monitor shall contact the Potential Bidders to introduce the opportunity, provide copy of the Teaser Letter to any Potential Bidder that requests a copy thereof and shall post a copy of the SISP and the Teaser Letter on the Case Website.

Due Diligence Access

12.    In order to participate in the SISP and be granted access to the Diligence Materials by a Potential Bidder must deliver to Banro with a copy to the Monitor, at the addresses specified in Appendix “B” hereto (including by email): (i) an executed confidentiality agreement in form and substance satisfactory to Banro and the Monitor (“Confidentiality Agreement”), and (ii) an executed acknowledgement of these SISP Procedures, in form and substance satisfactory to Banro and the Monitor (“SISP Acknowledgement”).

13.    All Potential Bidders that have provided an executed a Confidentiality Agreement and an executed SISP Acknowledgment shall be deemed to be a qualified phase 1 bidder (a “Qualified Phase 1 Bidder”) and will be promptly notified of such classification by the Monitor. Qualified Phase 1 Bidders shall be provided with a copy of the CIM, if applicable, and access to the Data Room. Banro and the Monitor make no representation or warranty as to the accuracy or completeness of the information contained in the Teaser Letter or the Diligence Materials, except to the extent expressly provided in any definitive sale or investment agreement executed and delivered by Banro (a “Definitive Agreement”).

14.    Banro, in consultation with the Monitor, reserves the right to withhold any Diligence Materials that Banro determines, in its sole discretion, is business sensitive or otherwise not appropriate for disclosure to a Potential Bidder who is a competitor or customer of any member of the Banro Group or is affiliates with any competitor or customer of any member of the Banro Group.

15.    In respect of information requests or any other matters concerning a possible Alternative Transaction and this SISP, Potential Bidders and/or Qualified Bidders must only communicate with Banro and the Monitor or with such other individual or individuals as Banro, in consultation with the Monitor, may authorize in writing. Without the prior written consent of Banro, in consultation with the Monitor, no Prospective Bidders and/or Qualified Bidders or representatives thereof may initiate or cause to be initiated or maintain any communication with a member of any government, government representative, director, agent, employee, affiliate, creditor, shareholder, customer or supplier of the Banro Group concerning Banro or its Business, assets, operations, prospects or finances, or any matters relating to a possible Alternative Transaction.

EXECUTION VERSION

LOI Submissions

16.    Each Qualified Phase 1 Bidder wishing to be eligible to submit an Alternative Transaction Bid shall submit a non-binding letter of intent (each, a “LOI”) to Banro with a copy to the Monitor at the addresses specified in Appendix “B” hereto (including by email) so as to be received by them no later than 12:00 p.m. (Eastern Standard Time) on March 2, 2018, or such later date or time as may be agreed by Banro and the Monitor with the consent of the DIP Lender (the “LOI Deadline”).

17.    Each LOI shall include the following information on the Qualified Bidder’s proposed Alternative Transaction: (a) the amount of, and details regarding the form of, consideration for the Alternative Transaction in U.S. Dollars; (b) a specific indication of the expected structure of the Alternative Transaction and the financing needed to consummate the Alternative Transaction; (c) the key terms and provisions to be included in any order of the Court approving the Alternative Transaction; (d) an outline of any additional Diligence Materials or due diligence required to be conducted in order to submit an Alternative Transaction Bid; (e) preliminary evidence satisfactory to Banro and the Monitor of such person’s financial wherewithal to consummate an Alternative Transaction; (f) any other terms or conditions that the Qualified Bidder considers material; (g) specific information as to how the Qualified Bidder intends to satisfy the requirements for a Qualified Alternative Transaction Bid set forth in paragraph 24 hereof, and (h) any other information that may be requested by the Company or the Monitor, after consultation with the DIP Lender, prior to the LOI Deadline.

18.    Without limiting the foregoing, each LOI shall also include:

(a)	in the case of a Sale Transaction, identification of the shares owned by any one or more of the Applicants proposed to be acquired and any liabilities of the Applicants proposed to be assumed; or

(b)

in the case of a Plan Transaction, details regarding the proposed equity and debt structure of the Banro Group following completion of the proposed transaction, the direct or indirect investment target and the aggregate amount of equity and debt investment (including the sources of such capital, the underlying assumptions regarding the pro forma capital structure, as well as anticipated tranches of debt, debt service fees, interest and amortization) to be made in the Banro Group, the debt, equity or other securities, if any, proposed to be allocated to any secured or unsecured creditors of the Applicants, the terms of repayment of the DIP Obligations, the Priority Claims, the Affected Parity Lien Debt and whether and what portion, if any, of the secured and unsecured creditors of the Applicants will be paid in cash or other consideration.

19.    A LOI also must also fully disclose the identity of each person (including any person that controls such person) that will be directly or indirectly sponsoring, participating in or financing the Alternative Transaction and the complete terms of any such sponsorship, participation or financing.

EXECUTION VERSION

Assessment of LOIs

20.    Banro or the Monitor shall provide to the DIP Lender copies of all the LOIs received, provided that both Gramercy and Baiyin (in their capacity as DIP Lenders and sponsors of the Recapitalization) each confirm to Banro and the Monitor in writing that they shall not submit any other proposal other than the Recapitalization Transaction and shall not amend the terms of the Recapitalization Transaction to provide greater consideration or value than what is currently provided for therein (a “Conforming DIP Lender”).

21.    Banro, in consultation with the Monitor and the Conforming DIP Lender, shall review each LOI received by the LOI Deadline. Banro shall determine in its business judgment, with the assistance of the Monitor, if each LOI could form the basis of a Qualified Alternative Transaction Bid. If Banro, with the assistance of the Monitor and after consultation with the Conforming DIP Lender, determines that an LOI could not form the basis of a Qualified Alternative Transaction Bid, Banro and the Monitor may refuse to provide any further Diligence Materials to the Qualified Phase 1 Bidder and such Qualified Phase 1 Bidder shall not be eligible to submit an Alternative Transaction Bid. If Banro, with the consent of the Monitor or further Order of the Court and after consultation with the Conforming DIP Lender, determines that none of the LOIs received could form the basis of a Qualified Alternative Transaction Bid, Banro shall give notice to Qualified Phase 1 Bidders that this SISP is terminated and that Banro will proceed to complete the Recapitalization.

22.    If Banro, with the assistance of the Monitor and after consultation with the DIP Lender, determines that a LOI could form the basis of a Qualified Alternative Transaction Bid, the Monitor shall inform the Qualified Phase 1 Bidder that submitted such LOI of Banro’s determination and each such Qualified Phase 1 Bidder shall be entitled to submit an Alternative Transaction Bid in accordance with these SISP Procedures. If the Conforming DIP Lender, acting reasonably, advises Banro and the Monitor that it does not agree that any of the LOIs received could form the basis of a Qualified Alternative Transaction Bid, Banro may either (i) with the consent of the Monitor, elect to terminate this SISP (and provide notice thereof to Qualified Bidders) and proceed to complete the Recapitalization, or (ii) seek further direction from the Court.

Alternative Transaction Bids

23.    A Qualified Bidder that is determined in accordance with paragraph 22 hereof to be eligible to submit an Alternative Transaction Bid (a “Qualified Bidder”) may deliver written copies of a binding offer or proposal for an Alternative Transaction (an “Alternative Transaction Bid”) to Banro with a copy to the Monitor at the addresses specified in Appendix “B” hereto (including by email) so as to be received by them no later than 12:00 p.m. (Eastern Standard Time) on April 9, 2018, or such other later date or time as may be agreed by Banro and the Monitor with the consent of the DIP Lenders (the “Bid Deadline”).

24.    An Alternative Transaction Bid will be deemed to be  “Qualified Alternative Transaction Bid” only if the Alternative Transaction Bid complies with all of the following:

(a)	it includes:

(i)

in the case of a Sale Transaction, an executed Definitive Agreement, including all exhibits and schedules contemplated thereby (other than exhibits and schedules that by their nature must be prepared by Banro), together with a blackline against the draft form of Definitive Agreement which shall be prepared by Banro with the assistance of the Monitor and posted in the Data Room, describing the terms and conditions of the proposed transaction, including identification of the shares owned by any one or more of the Applicants proposed to be acquired and any liabilities proposed to be assumed, the purchase price for such shares expressed in U.S. Dollars (the “Purchase Price”), and the structure and financing of the proposed transaction; or

EXECUTION VERSION

(ii)

in the case of a Plan Transaction, an executed Definitive Agreement, including all exhibits and schedules contemplated thereby (other than exhibits and schedules that by their nature must be prepared by Banro), together with a blackline against the draft form of Definitive Agreement which shall be prepared by Banro with the assistance of the Monitor and posted in the Data Room, describing the terms and conditions of the proposed transaction, including details regarding the proposed equity and debt structure of the Banro Group following completion of the proposed transaction, the direct or indirect investment target and the aggregate amount of equity and debt investment (including the sources of such capital, the underlying assumptions regarding the pro forma capital structure, as well as anticipated tranches of debt, debt service fees, interest and amortization) to be made in the Banro Group, the debt, equity or other securities, if any, proposed to be allocated to any secured or unsecured creditors of the company, the terms of repayment of the DIP Obligations, the Priority Claims, the Note Obligations and the Affected parity Lien Debt, and whether and what portion, if any, of the other secured and unsecured creditors of the Applicants will be paid in cash;

(b)	clearly demonstrates that the Qualified Consideration will be received by Banro at closing without any deduction, set-off or other adjustment.

(c)

it fully discloses the identity of each person (including any person that controls such person) that will be directly or indirectly sponsoring or participating in the Alternative Transaction Bid and the complete terms of any such sponsorship or participation;

(d)

it fully discloses any regulatory and third-party approvals required to consummate the Alternative Transaction Bid and the time period within which the Qualified Bidder expects to receive such regulatory and third-party approvals, and those actions that the Qualified Bidder will take to ensure receipt of such approvals as promptly as possible;

(e)	it does not include any request for or entitlement to any break or termination fee, expense reimbursement or similar type of payment;

(f)

it includes “ letter stating that the offer is irrevocable until the earlier of (i) the approval of the Recapitalization or a Successful Bid by the Court and (ii) thirty (30) calendar days following the Bid Deadline (the “Irrevocable Bid Date”), provided that if such bidder’s Alternative Transaction Bid is selected as a Successful Bid, its bid shall remain irrevocable until the closing of the transaction;

(g)

it includes written evidence, in form and substance reasonably satisfactory to Banro and the Monitor, of a firm commitment for all required financing, or other evidence of the financial ability to consummate the proposed transaction, that will allow Banro and the Monitor, in consultation with the Conforming DIP Lender, to make “ reasonable determination as to the Qualified Bidder's financial and other capabilities to consummate the transaction contemplated by the Alternative Transaction Bid;

EXECUTION VERSION

(h)	it is not conditioned on (i) the outcome of unperformed due diligence and/or (ii) obtaining financing;

(i)

it includes an acknowledgement and representation that the Qualified Bidder: (i) has relied solely upon its own independent review, investigation and/or inspection of any documents and/or the Property to be acquired and liabilities to be assumed in making its bid; and (ii) did not rely upon any written or oral statements, representations, promises, warranties or guaranties whatsoever, whether express or implied (by operation of law or otherwise), regarding the Business, the Property to be acquired or liabilities to be assumed or the completeness of any information provided in connection therewith, except as expressly provided in a Definitive Agreement;

(j)

it includes evidence, in form and substance reasonably satisfactory to Banro and the Monitor, of authorization and approval from the Qualified Bidder's board of directors (or comparable governing body) with respect to the submission, execution, delivery and closing of the transaction contemplated by the bid, and identifies any anticipated shareholder, regulatory or other approvals outstanding, and the anticipated time frame and any anticipated impediments for obtaining such approvals;

(k)

it is accompanied by a refundable deposit (the “Deposit”) in the form of a wire transfer (to a bank account specified by the Monitor payable to the order of the Monitor, in trust, in an amount equal to 5% of the cash consideration in the Alternative Transaction Bid which Deposit is to be held and dealt with in accordance with these SISP Procedures;

(l)	it includes a commitment to close the transactions contemplated by the Alternative Transaction Bid by no later than April 30, 2018 (the “Outside Date”);

(m)	it contains such other information as may reasonably be requested by Banro or the Monitor, in consultation with the Conforming DIP Lender; and

(n)	it is received by the Bid Deadline.

Review of Alternative Transaction Bid(s)

25.    Following the Bid Deadline, Banro or the Monitor shall distribute copies of the Alternative Transaction Bids received to the Conforming DIP Lender. Banro and the Monitor, in consultation with the Conforming DIP Lender, will assess the Alternative Transaction Bids received by the Bid Deadline and determine whether such bids constitute Qualified Alternative Transaction Bids. Banro, in consultation with the Monitor and the DIP Lender, may waive compliance with any one or more of the requirements specified herein other than the requirement set forth in sections 24(b) and 24(k), and deem such non-compliant bids to be Qualified Alternative Transaction Bids.

26.    Banro, in consultation with the Monitor and the Conforming DIP Lender, also reserves the right to take one or more of the following steps: (i) identify the highest or otherwise most favourable Qualified Alternative Transaction Bid(s) (the “Successful Bid”); (ii) request that certain Qualified Bidders who have submitted Qualified Alternative Transaction Bids revisit their proposals in the event that multiple Qualified Alternative Transaction Bids are competitive, or (iii) commence an auction process with respect to multiple Qualified Alternative Transaction Bids to identify a Successful Bid, pursuant to procedures approved by Banro and the Monitor, with the consent of the Conforming DIP Lender or further Order of the Court, that shall be distributed to Qualified Bidders selected by Banro, with the consent of the Monitor, to participate in such auction at least five (5) Business Days in advance of the proposed start time for the auction.

EXECUTION VERSION

27.    For greater certainty, Banro, in consultation with the Monitor and the Conforming DIP Lender, may select more than one Qualified Alternative Transaction Bid as a Successful Bid to the extent that, based on the nature of such Qualified Alternative Transaction Bids, multiple Qualified Alternative Transaction Bids when take together will constitute the highest or otherwise most favourable Qualified Alternative Transaction Bid.

28.    In the event that Banro, in consultation with the Monitor and the Conforming DIP Lender determines that no Qualified Alternative Transaction Bids are received or Banro determines in its business judgment not to select a Successful Bid, Banro shall give notice to Qualified Bidders that this SISP is terminated and Banro will proceed to complete the Recapitalization.

29.    If Banro selects a Successful Bid, Banro, with the assistance of the Monitor, shall then proceed to negotiate and settle the terms and conditions of a Definitive Agreement in respect of a Successful Bid, all of which shall be conditional upon Court approval.

30.    Once a Definitive Agreement has been negotiated and settled in respect of a Successful Bid, the person(s) who made the Successful Bid shall be the “Successful Bidder” hereunder.

Court Approval

31.    Banro shall apply to the Court (the “Approval Motion”) for an order approving a Successful Bid and authorizing Banro (and/or any applicable member of the Banro Group) to enter into a Definitive Agreement with the Successful Bidder and any and all necessary further instruments and agreements with respect to the Successful Bid, as well as an order, in the case of a Sale Transaction, vesting title to purchased property in the name of the Successful Bidder.

32.    The Approval Motion shall take place on or before April 27, 2018, but may be adjourned or postponed by Banro, with the consent of the Successful Bidder, the Monitor and the DIP Lender, to a later date as agreed between those parties.

33.    All Qualified Alternative Transaction Bids (other than a Successful Bid) shall be deemed rejected on and as of the Irrevocable Bid Date.

34.    Banro shall implement the Successful Bid or the Recapitalization, as applicable, by no later than the Outside Date or such other date as Banro, the Monitor and the DIP Lender may agree.

Deposits

35.    All Deposits shall be retained by the Monitor and deposited in a trust account. If there is a Successful Bid, the Deposit paid by the Successful Bidder whose bid is approved at the Approval Motion shall be applied to the Purchase Price to be paid or investment amount to be made by the Successful Bidder upon closing of the approved transaction and will be non-refundable. The Deposits of Qualified Bidders not selected as a Successful Bidder shall be returned to such bidders within five (5) Business Days of the date upon the earlier of the Irrevocable Bid Date or (ii) the date that this SISP is terminated.

EXECUTION VERSION

Approvals

36.    For greater certainty, the approvals required pursuant to the terms hereof are in addition to, and not in substitution for, any other approvals required by the CCAA, or any other statute or as otherwise required at law in order to implement or complete a Successful Bid.

No Amendment

37.    There shall be no amendments to this SISP, including for greater certainty the process and procedures set out herein, without the consent of Banro, the Monitor and the DIP Lender or further Order of the Court.

“As Is, Where Is”

38.    Any Alternative Transaction will be on an “as is, where is” basis and without surviving representations or warranties of any kind, nature, or description by any member of the Banro Group or the Monitor or any of their employees, agents or estates, except to the extent expressly provided under a Definitive Agreement with a Successful Bidder executed and delivered by Banro and/or any member of the Banro Group.

Free Of Any And All Claims And Interests

39.    In the event of a sale of the some or all of the shares owned by one or more of the Applicants, to the extent permitted by law, all of the rights, title and interests of the applicable Applicants in and to such shares to be acquired will be sold free and clear of all pledges, liens, security interests, encumbrances, claims, charges, options and interests on or against such shares (collectively, the “Claims and Interests”) pursuant to a Court order made under section 36(6) of the CCAA, such Claims and Interests to attach to the net proceeds of the sale of such shares (without prejudice to any claims or causes of action regarding the priority, validity or enforceability thereof), except to the extent otherwise set forth in a Definitive Agreement with a Successful Bidder.

No Obligation to Conclude a Transaction

40.    Banro has no obligation to agree to conclude an Alternative Transaction arising out of the SISP, and it reserves the right and unfettered discretion to reject any offer or other proposal made in connection with the SISP. In addition, at any time during these SISP Procedures, Banro, with the consent of the Monitor and the DIP Lender, or further Order of the Court may determine to terminate these SISP Procedures, and shall provide notice of such a decision to any Qualified Bidders.

Further Orders

41.    At any time during the SISP, Banro and/or the Monitor may apply to the Court, following consultation with the DIP Lenders, for advice and directions with respect to the discharge of its powers and duties hereunder.

EXECUTION VERSION

Banro Authority

42.    Where under these SISP Procedures, a decision, determination, approval, consent, waiver or agreement is required from Banro, or that a matter must be satisfactory or acceptable to Banro, such decision, determination, approval, consent, waiver, agreement, satisfaction, acceptance or other action shall be determined by the Special Committee and shall be effective or shall have been obtained or satisfied, as the case may be, for the purposes of this SISP where the Special Committee, shall have confirmed its decision, determination, approval, consent, waiver, agreement, satisfaction, acceptance or other action, as the case may be, through Cassels. Any person shall be entitled to rely on any such decision, determination, approval, consent, waiver, agreement, satisfaction, acceptance or other action communicated by Cassels without any obligation to inquire into Cassels’ authority to do so on behalf of the Banro and such communication shall be effective for all purposes of this SISP and the SISP Procedures.

EXECUTION VERSION

Appendix “A”
Definitions

“Affected Parity Lien Debt” has the meaning given to such term in the Restructuring Term Sheet.

“Alternative Transaction” means either a Plan Transaction (other than the Recapitalization) or a Sale Transaction.

“Alternative Transaction Bid”  has the meaning given to such term in paragraph 23 hereof.

“Applicants”  has the meaning given to such term in paragraph 1 hereof.

“Approval Motion”  has the meaning given to such term in paragraph 31 hereof.

“Baiyin” means Baiyin International Limited and affiliates thereof within the direct or indirect control of Baiyin Nonferrous Group Company, Limited.

“Banro” has the meaning given to such term in paragraph 1 hereof.

“Banro Group” means, collectively, the Applicants and their direct and indirect subsidiaries as more particularly described in the Taylor Affidavit.

“BGB”  has the meaning given to such term in paragraph 1 hereof.

“Business Day” means a day, other than a Saturday, Sunday, or a day on which banks in Toronto, Ontario are authorized or obligated by applicable law to close or otherwise are generally closed.

“Bid Deadline”  has the meaning given to such term in paragraph 23 hereof.

“Business” has the meaning given to such term in paragraph 7 hereof.

“Case Website”  has the meaning given to such term in paragraph 2 hereof.

“Cassels” means Cassels Brock & Blackwell LLP, legal counsel to the Applicants.

“CCAA”  has the meaning given to such term in paragraph 1 hereof.

“CIM”  has the meaning given to such term in paragraph 10 hereof.

“Claims and Interests”  has the meaning given to such term in paragraph 39 hereof.

“Confidentiality Agreement”  has the meaning given to such term in paragraph 12 hereof.

“Conforming DIP Lender”  has the meaning given to such term in paragraph 20 hereof.

EXECUTION VERSION

“Court”  has the meaning given to such term in paragraph 1 hereof.

“Data Room” has the meaning given to such term in paragraph 10 hereof.

“Definitive Agreement”  has the meaning given to such term in paragraph 13 hereof.

“Deposit”  has the meaning given to such term in paragraph 24(k) hereof.

“Diligence Materials”  has the meaning given to such term in paragraph 10 hereof.

“DIP Facility”  has the meaning given to such term in paragraph 2 hereof.

“DIP Lender”  has the meaning given to such term in paragraph 2 hereof.

“DIP Obligations” means the aggregate of all amounts owing under the DIP Term Sheet.

“DIP Term Sheet”  has the meaning given to such term in paragraph 2 hereof.

“Dore Loan” means the loan advanced under that letter agreement dated July 15, 2016 among Baiyin International Investment Ltd. and Twangiza Mining S.A. (as amended or restated from time to time).

“Dore Obligations” means the aggregate of all amounts owing under the Dore Loan.

“Gramercy” means Gramercy Funds Management LLC, as agent for and on behalf of certain of the funds and accounts for whom it acts as investment manager or advisor.

“Initial Order”  has the meaning given to such term in paragraph 1 hereof.

“Irrevocable Bid Date”  has the meaning given to such term in paragraph 24(f) hereof.

“Monitor” means FTI Consulting Canada Inc., in its capacity as Court-appointed monitor pursuant to the Initial Order, and not in its personal or corporate capacity.

“Note Indenture” means the New Senior Secured Note Indenture dated as of March 19, 2017;

“Notes”  means the 10.00% senior secured notes due March 1, 2021 issued pursuant to the Note Indenture.

“Note Obligations” means the aggregate of all amounts owing under the Notes.

“Plan Transaction” means a restructuring, refinancing, recapitalization, workout or plan of compromise or arrangement or reorganization of, or in respect of, all or part of the Banro Group.

“Potential Bidder” has the meaning given to such term in paragraph 10 hereof.

“Priority Claims” mean all claims ranking in priority to: (i) the DIP Obligations; or (ii) the Affected Parity Lien Debt.

“Property”  has the meaning given to such term in paragraph 7 hereof.

EXECUTION VERSION

“Purchase Price” has the meaning given to such term in paragraph 24(a) hereof.

“Qualified Alternative Transaction Bid” has the meaning given to such term in paragraph 24 hereof.

“Qualified Bidder” has the meaning given to such term in paragraph 23 hereof.

“Qualified Consideration” means (i) cash consideration sufficient to indefeasibly repay all DIP Obligations; plus (ii) cash consideration sufficient to indefeasibly pay all Priority Claims; plus (iii) cash consideration sufficient to indefeasibly repay not less than 75% of the aggregate principal amount outstanding under the Affected Parity Lien Debt; plus (iv) cash consideration sufficient to indefeasibly repay all amounts due under the Stream Agreements or treatment of the Stream Agreements on the same terms as the Recapitalization.

“Qualified Phase 1 Bidder” has the meaning given to such term in paragraph 13 hereof.

“Recapitalization” means a recapitalization and restructuring of the Banro Group proposed by Baiyin and Gramercy in accordance with the terms and conditions set out in the Restructuring Term Sheet, to be consummated in the event that a Successful Bid is not obtained.

“Restructuring Term Sheet” means the term sheet attached hereto at Exhibit “•” to the Taylor Affidavit.

“Sale Transaction” means a sale of the common shares of certain members of the Banro Group that are held by Banro and/or BGB.

“SISP” has the meaning given to such term in paragraph 3 hereof.

“SISP Acknowledgement” has the meaning given to such term in paragraph 12 hereof.

“SISP Approval Order” means the Order of the Court approving these SISP Procedures.

“SISP Procedures” has the meaning given to such term in paragraph 5 hereof.

“Special Committee” means the Special Committee of the Board of Directors of Banro comprised entirely of independent directors of Banro.

“Stream Agreements” has the meaning given to such term in the Restructuring Term Sheet.

“Successful Bid” has the meaning given to such term in paragraph 27 hereof.

“Successful Bidder” has the meaning given to such term in paragraph 30 hereof.

“Taylor Affidavit” has the meaning given to such term in paragraph 2 hereof.

“Teaser Letter” has the meaning given to such term in paragraph 10 hereof.

EXECUTION VERSION

Appendix “B”
Addresses for Notices

If to Banro:

Banro Corporation
1 First Canadian Place
100 King St. West, Suite 7005
Toronto, Ontario M5X 1E3
Attention: Rory Taylor
Email: RTaylor@banro.com

With a copy to:

Cassels Brock & Blackwell LLP
Scotia Plaza
40 King Street West, Suite 2100
Toronto, Ontario M5H 3C2
Attention: Ryan C. Jacobs / Jane Dietrich / Joseph Bellissimo
Email:rjacobs@casselsbrock.com/jdietrich@casselsbrock.com/jbellissimo@casselsbrock.com

If to the Monitor:

FTI Consulting Canada Inc.
TD Waterhouse Tower
79 Wellington Street West, Suite 2010
Toronto, Ontario M5K 1G8
Attention: Nigel Meakin and Toni Vanderlaan
Email: nigel.meakin@fticonsulting.com / toni.vanderlaan@fticonsulting.com

With a copy to:

McMillan LLP
Brookfield Place
181 Bay Street, Suite 4400
Toronto, Ontario M5J 2T3
Attention: Wael Rostom and Caitlin Fell
Email: wael.rostom@mcmillan.ca / caitlin.fell@mcmillan.ca

EXECUTION VERSION

SCHEDULE “E”

PRESS RELEASE

[Attached]

PRESS RELEASE

Banro Corporation announces support agreement for a recapitalization transaction with key stakeholders, commences restructuring proceedings and receives order permitting interim financing of up to
US$20 million

Toronto, Canada –December 22, 2017 – Banro Corporation ("Banro" or the "Company") (NYSE American - "BAA"; TSX - "BAA") announced today that the Company and its Barbados based subsidiaries have commenced restructuring proceedings under the Companies’ Creditors Arrangement Act (“CCAA”) pursuant to an initial order granted by the Ontario Superior Court of Justice (Commercial List) (the “Court”) on December 22, 2017 (the “Initial Order”). Pursuant to the Initial Order, the Company has obtained protection from its creditors under the CCAA for an initial period expiring January 19, 2018, and approval of interim financing of up to US$20 million. The Company also announced that it has entered into a support agreement (the “Support Agreement”) with major stakeholders representing in excess of 74% of claims for the support of a recapitalization plan (the “Recapitalization Plan”) to be implemented by the end of March or mid-April 2018, in the event that a superior transaction is not identified and implemented under a CCAA court-approved sales and investment solicitation process (the “SISP”) anticipated to commence on or around January 22, 2018.

The key features of the Recapitalization Plan pursuant to the Support Agreement include: (i) an exchange of certain parity lien debt, including the amounts owing under the US$197.5 million 10.00% secured notes due March 1, 2021, the Company’s US$10 million dore loan and the US$20 million gold forward sale agreement for production at the Company’s Namoya mine, for all of the equity of restructured Banro (subject to dilution on account of certain equity warrants to be issued as discussed below); (ii) consensual amendment of priority lien debt and streaming obligations held by Baiyin International Investment Ltd (“Baiyin”) and Gramercy Funds Management LLC (“Gramercy”) or related parties of those entities, including deferrals or partial forgiveness of certain obligations owing thereunder; (iii) compromising certain unsecured claims at Banro for nominal consideration; and (iv) a cancellation of all existing equity of Banro and any and all equity related claims. A copy of the Support Agreement (and detailed recapitalization term sheet) can be found on Banro’s SEDAR profile.

All debt and other obligations of Banro within the Democratic Republic of the Congo (the “DRC”) will be unaffected under the Recapitalization Plan. It is expected that the Company’s operations in the DRC will continue in the ordinary course of business and that obligations to DRC lenders, employees and key suppliers of goods and services, both during the CCAA proceedings and after the reorganization is completed, will continue to be met on an ongoing basis. To enable the Company to maintain normal business operations, the Initial Order provides a stay of certain creditor claims and the exercise of contractual rights arising out of the CCAA process.

The Company also announced that, in order to provide additional liquidity for the Company’s operations, the Company has agreed with certain affiliates of Baiyin and funds and accounts managed by Gramercy to continue to defer certain gold deliveries that would otherwise be due to Gramercy and such Baiyin affiliates (collectively, the “Gold Forward Deferrals”) under gold purchase and sale agreements until June 30, 2019. The amounts deferred are estimated to provide US$30.9 million of liquidity relief to the Company through mid-2019. In addition, the gold streaming agreements between Banro, Gramercy and Baiyin will be amended to modify the terms (collectively, the “Gold Stream Forgiveness”) to increase the proceeds to Banro from gold delivered under these agreements from US$150 per ounce to the then prevailing gold price for the first 200,000 ounces of production delivered at each mine from January 1, 2018 (equal to 22,000 ounces for Twangiza and 16,660 ounces for Namoya), in exchange for a maximum amount of 8% of the fully-diluted equity of reorganized Banro (depending on go-forward production levels and gold prices through the relevant period), effectively forgiving over an estimated US$42.5 million of obligatory deliveries through mid-2019, after which the proceeds to Banro from each delivery under the agreements will revert to US$150 per ounce. An additional amount of approximately US$8.9 million of stream deliveries previously deferred will be further deferred to late-2019. The Gold Forward Deferrals and Gold Stream Forgiveness will terminate if the CCAA proceedings terminate for any reason other than the implementation of the Recapitalization Plan.

The Company has also received commitments from Baiyin and Gramercy for up to US$20 million in interim financing to support its continued operations, which interim financing was approved by the Court in the Initial Order (the “DIP Facility”). Funding under the DIP Facility is subject to the satisfaction of a number of conditions precedent, including the receipt of approvals from the relevant subdivision of the Government of the People’s Republic of China, which is also a condition precedent to effectiveness of the Support Agreement. Subject to the satisfaction of these conditions precedent, the DIP Facility is expected to be available to the Company by the third week of January 2018 to provide liquidity to support the Company’s business during the CCAA proceedings.

Pursuant to the SISP process contemplated by the Support Agreement, if approved by the Court, interested parties will be given an opportunity to acquire the Company (i) for cash proceeds equal to the outstanding amount of the DIP Facility, the priority debt, 75% of the affected parity lien debt of Banro, and cash consideration sufficient to repay all amounts due under the stream agreements or treatment of the stream agreements on the same terms as the Recapitalization Plan, or (ii) on other terms superior to the Recapitalization Plan.

FTI Consulting Canada Inc. has been appointed Monitor (the “Monitor”) of the Company for the CCAA proceedings. While under CCAA protection, management of the Company will remain responsible for the day-to-day operations of the Company under the general oversight of the Monitor and supervision of the Court. At this time, there are no intended changes to the management team or the composition of the Board of Directors of the Company and the Company anticipates that such individuals will continue in their respective roles throughout the CCAA process.

A copy of the Support Agreement and Initial Order will be made available and details relating to this case may be accessed on the Monitor’s website at http://cfcanada.fticonsulting.com/banro. The Monitor has also established the following information hotline related to enquiries regarding the CCAA process, at 416-649-8131 or 1-888-425-0980.

Further news releases will be provided on an ongoing basis throughout the CCAA process as may be determined necessary.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza and Namoya mines, which began commercial production in September 2012 and January 2016 respectively. The Company’s longer-term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometres long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of the DRC. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the CCAA proceedings, the restructuring process and the ability of the Company to meet its obligations, the ability of the Company to implement financing or other appropriate strategic transactions as part of the ongoing process, the Company’s liquidity and ability to meet payment obligations and the timing of meeting such payment obligations, the Company’s intentions for the future of its business operations and long-term strategy, and the Company’s commitment to its employees and suppliers) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things the possibility that the Company will be unable to implement the restructuring or obtain advances under the interim financing due to the failure of one or more of the conditions precedent to be satisfied, or that the SISP will be unsuccessful. In addition, actual results or events could differ materially from current expectations due to instability in the eastern DRC where the Company’s mines are located; political developments in the DRC; uncertainties relating to the availability and costs of financing or other appropriate strategic transactions; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; changes in capital markets; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 2, 2017 filed on SEDAR at www.sedar.comand EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein. The forward-looking statements contained in this press release are expressly qualified by this cautionary note.

Enquiries for the Monitor may be directed to:

FTI Consulting Canada Inc., in its capacity as Monitor of Banro Corporation et al

Telephone:	+1 (416) 649-8131
Toll Free:	+1-888-425-0980
Email:	banro@fticonsulting.com
Web:	http://cfcanada.fticonsulting.com/banro

For further information, please visit our website at www.banro.com, or contact Investor Relations at:
+1 (416) 366-2221
+1-800-714-7938
info@banro.com.

EXECUTION VERSION

SCHEDULE “F”

INITIAL ORDER

[Attached]

Court File No.

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

THE HONOURABLE	)	FRIDAY, THE 22nd
)
MR. JUSTICE HAINEY	)	DAY OF DECEMBER, 2017

IN THE MATTER OF THE COMPANIES’ CREDITORS
ARRANGEMENT ACT, R.S.C. 1985, C. C-36, AS AMENDED

AND IN THE MATTER OF A PLAN OF COMPROMISE OR
ARRANGEMENT OF BANRO CORPORATION, BANRO GROUP
(BARBADOS) LIMITED, BANRO CONGO (BARBADOS)
LIMITED, NAMOYA (BARBADOS) LIMITED, LUGUSHWA
(BARBADOS) LIMITED, TWANGIZA (BARBADOS) LIMITED
AND KAMITUGA (BARBADOS) LIMITED

(the “Applicants”)

INITIAL ORDER

THIS APPLICATION, made by the Applicants, pursuant to the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36, as amended (the “CCAA”) was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the affidavit of Rory James Taylor sworn December 21, 2017 (the “Taylor Affidavit”) and the Exhibits thereto, the affidavit of Geoffrey Farr sworn December 22, 2017 (the “Farr Affidavit”), and the pre-filing report dated December 22, 2017 (the “Pre-Filing Report”) of FTI Consulting Canada Inc. (“FTI”) in its capacity as the proposed monitor of the Applicants, and on being advised that the secured creditors who are likely to be affected by the charges created herein were given notice, and on hearing the submissions of counsel for the Applicants, FTI, Gramercy Funds Management LLC (“Gramercy”) and Baiyin International Investment Ltd/Baiyin Nonferrous Group Company, Limited (“Baiyin”), no one appearing for any other party although duly served as appears from the affidavit of service of Benjamin Goodis sworn December 22, 2017 and on reading the consent of FTI to act as the Monitor,

SERVICE

1.     THIS COURT ORDERS that the time for service of the Notice of Application and the Application Record is hereby abridged and validated so that this Application is properly returnable today and hereby dispenses with further service thereof.

APPLICATION

2.     THIS COURT ORDERS AND DECLARES that the Applicants are each companies to which the CCAA applies.

PLAN OF ARRANGEMENT

3.     THIS COURT ORDERS that each of the Applicants shall have the authority to file and may, subject to further order of this Court, file with this Court a plan of compromise or arrangement (hereinafter referred to as the “Plan”).

POSSESSION OF PROPERTY AND OPERATIONS

4.     THIS COURT ORDERS that the Applicants shall remain in possession and control of their current and future assets, undertakings and properties of every nature and kind whatsoever, and wherever situate including all proceeds thereof (the “Property”). Subject to further Order of this Court, each of the Applicants shall continue to carry on business in a manner consistent with the preservation of its business (the “Business”) and Property. The Applicants are each authorized and empowered to continue to retain and employ the employees, consultants, agents, experts, accountants, counsel and such other persons (collectively “Assistants”) currently retained or employed by such Applicant, with liberty, subject to the terms of the DIP Term Sheet (as defined below), the Definitive Documents (as defined below), to retain such further Assistants as such Applicant deems reasonably necessary or desirable in the ordinary course of business or for the carrying out of the terms of this Order.

5.     THIS COURT ORDERS that the Applicants shall be entitled to continue to utilize the central cash management system currently in place as described in the Taylor Affidavit or, with the approval of the DIP Lender, replace it with another substantially similar central cash management system (the “Cash Management System”) and that any present or future bank providing the Cash Management System shall not be under any obligation whatsoever to inquire into the propriety, validity or legality of any transfer, payment, collection or other action taken under the Cash Management System, or as to the use or application by the Applicants of funds transferred, paid, collected or otherwise dealt with in the Cash Management System, shall be entitled to provide the Cash Management System without any liability in respect thereof to any Person (as hereinafter defined) other than the Applicants, pursuant to the terms of the documentation applicable to the Cash Management System, and shall be, in its capacity as provider of the Cash Management System, an unaffected creditor under the Plan with regard to any claims or expenses it may suffer or incur in connection with the provision of the Cash Management System.

6.     THIS COURT ORDERS that, subject to the terms of the DIP Term Sheet and the Definitive Documents, each of the Applicants shall be entitled but not required to pay the following expenses whether incurred prior to or after this Order:

(a)

all outstanding and future wages, salaries, employee and pension benefits, vacation pay and expenses payable on or after the date of this Order, in each case incurred in the ordinary course of business and consistent with existing compensation policies and arrangements (but not including termination or severance pay); and

(b)	the fees and disbursements of any Assistants retained or employed by such Applicant in respect of these proceedings, at their standard rates and charges.

7.     THIS COURT ORDERS that, except as otherwise provided to the contrary herein and subject to the terms of the DIP Term Sheet and the Definitive Documents, each of the Applicants shall be entitled but not required to pay all reasonable expenses incurred by such Applicant in carrying on the Business in the ordinary course after this Order, and in carrying out the provisions of this Order and any other Order of this Court, which expenses shall include, without limitation:

(a)

all expenses and capital expenditures reasonably necessary for the preservation of the Property or the Business including, without limitation, payments on account of insurance (including directors’ and officers’ insurance), maintenance and security services and payments to subsidiaries; and

(b)	payment for goods or services actually supplied to such Applicant following the date of this Order.

8.     THIS COURT ORDERS that each of the Applicants shall remit, in accordance with legal requirements, or pay:

(a)

any statutory deemed trust amounts in favour of the Crown in right of Canada or of any Province thereof or any other taxation authority which are required to be deducted from employees’ wages, including, without limitation, amounts in respect of (i) employment insurance, (ii) Canada Pension Plan, and (iii) income taxes;

(b)

all goods and services taxes, harmonized sales taxes or other applicable sales taxes (collectively, “Sales Taxes”) required to be remitted by such Applicant in connection with the sale of goods and services by such Applicant, but only where such Sales Taxes are accrued or collected after the date of this Order, or where such Sales Taxes were accrued or collected prior to the date of this Order but not required to be remitted until on or after the date of this Order, and

(c)

any amount payable to the Crown in right of Canada or of any Province thereof or any political subdivision thereof or any other taxation authority in respect of municipal realty, municipal business or other taxes, assessments or levies of any nature or kind which are entitled at law to be paid in priority to claims of secured creditors and which are attributable to or in respect of the carrying on of the Business by such Applicant.

9.     THIS COURT ORDERS that until a real property lease is disclaimed in accordance with the CCAA, each of the Applicants shall pay all amounts constituting rent or payable as rent under real property leases (including, for greater certainty, common area maintenance charges, utilities and realty taxes and any other amounts payable to the landlord under the lease) or as otherwise may be negotiated between such Applicant and the landlord from time to time (“Rent”), for the period commencing from and including the date of this Order, twice-monthly in equal payments on the first and fifteenth day of each month, in advance (but not in arrears). On the date of the first of such payments, any Rent relating to the period commencing from and including the date of this Order shall also be paid.

10.     THIS COURT ORDERS that, except as specifically permitted herein, in the DIP Term Sheet, or in the Definitive Documents, each of the Applicants are hereby directed, until further Order of this Court: (a) to make no payments of principal, interest thereon or otherwise on account of amounts owing by such Applicant to any of its creditors as of this date; (b) to grant no security interests, trust, liens, charges or encumbrances upon or in respect of any of its Property; and (c) to not grant credit or incur liabilities except in the ordinary course of the Business.

RESTRUCTURING

11.     THIS COURT ORDERS that each of the Applicants shall, subject to such requirements as are imposed by the CCAA and such covenants as may be contained in the DIP Term Sheet, the Definitive Documents, have the right to:

(a)

permanently or temporarily cease, downsize or shut down any of its business or operations, and to dispose of redundant or non-material assets not exceeding $100,000 in any one transaction or $1,000,000 in the aggregate;

(b)	terminate the employment of such of its employees or temporarily lay off such of their employees as such Applicant deems appropriate; and

(c)

pursue all avenues of refinancing, restructuring, selling and reorganizing the Business or Property, in whole or part, subject to prior approval of this Court being obtained before any material refinancing, sale or reorganization, all of the foregoing to permit each of the Applicants to proceed with an orderly restructuring of the Applicants and/or the Business (the “Restructuring”).

12.     THIS COURT ORDERS that each of the Applicants shall provide each of the relevant landlords with notice of such Applicant’s intention to remove any fixtures from any leased premises at least seven (7) days prior to the date of the intended removal. The relevant landlord shall be entitled to have a representative present in the leased premises to observe such removal and, if the landlord disputes such Applicant’s entitlement to remove any such fixture under the provisions of the lease, such fixture shall remain on the premises and shall be dealt with as agreed between any applicable secured creditors, such landlord and such Applicant, or by further Order of this Court upon application by the Applicants on at least two (2) days notice to such landlord and any such secured creditors. If the applicable Applicant disclaims the lease governing such leased premises in accordance with Section 32 of the CCAA, it shall not be required to pay Rent under such lease pending resolution of any such dispute (other than Rent payable for the notice period provided for in Section 32(5) of the CCAA), and the disclaimer of the lease shall be without prejudice to such Applicant’s claim to the fixtures in dispute.

13.     THIS COURT ORDERS that if a notice of disclaimer is delivered pursuant to Section 32 of the CCAA by either of the Applicants, then (a) during the notice period prior to the effective time of the disclaimer, the landlord may show the affected leased premises to prospective tenants during normal business hours, on giving the such Applicant and the Monitor 24 hours’ prior written notice, and (b) at the effective time of the disclaimer, the relevant landlord shall be entitled to take possession of any such leased premises without waiver of or prejudice to any claims or rights such landlord may have against such Applicant in respect of such lease or leased premises, provided that nothing herein shall relieve such landlord of its obligation to mitigate any damages claimed in connection therewith.

SUPPORT AGREEMENT

14.     THIS COURT ORDERS that each of the Applicants is authorized and empowered to take all steps and actions in respect of, and to comply with all of its obligations pursuant to, the Support Agreement among the Applicants, Gramercy, Baiyin and each of the other parties thereto dated December 22, 2017 (the “Support Agreement”), and that nothing in this Order shall be construed as waiving or modifying any of the rights, commitments or obligations of any of the Applicants under the Support Agreement, provided that nothing in this paragraph shall constitute approval of the Restructuring Term Sheet or the SISP as those terms are defined in the Support Agreement.

NO PROCEEDINGS AGAINST THE APPLICANTS, THE BUSINESS OR THE PROPERTY

15.     THIS COURT ORDERS that until and including January 19, 2018, or such later date as this Court may order (the “Stay Period”), no proceeding or enforcement process in any court or tribunal (each, a “Proceeding”) shall be commenced or continued against or in respect of either of the Applicants or the Monitor, or affecting the Business or the Property, except with the written consent of the Applicants and the Monitor, or with leave of this Court, and any and all Proceedings currently under way against or in respect of either of the Applicants or affecting the Business or the Property are hereby stayed and suspended pending further Order of this Court.

16.     THIS COURT ORDERS that, during the Stay Period, no Proceeding shall be commenced or continued against or in respect of the direct or indirect subsidiaries of the Applicants listed in Schedule “A” hereto (the “Non-Applicant Subsidiaries”), or affecting their respective current and future business (the “Subsidiary Businesses”) or assets, undertakings and property wherever situate (the “Subsidiary Property”), except with the written consent of the Applicants and the Monitor, or with leave of this Court, and any and all Proceedings currently under way against or in respect of any of the Non-Applicant Subsidiaries or affecting the Subsidiary Businesses or the Subsidiary Property are hereby stayed and suspended pending further Order of this Court.

NO EXERCISE OF RIGHTS OR REMEDIES

17.     THIS COURT ORDERS that during the Stay Period, all rights and remedies of any individual, firm, corporation, partnership, governmental body or agency, or any other entities (all of the foregoing, collectively being “Persons” and each being a “Person”) against or in respect of either of the Applicants or the Monitor, or affecting the Business or the Property, are hereby stayed and suspended, except with the written consent of the Applicants and the Monitor, or leave of this Court, provided that nothing in this Order shall (i) empower either of the Applicants to carry on any business which such Applicant is not lawfully entitled to carry on, (ii) affect such investigations, actions, suits or proceedings by a regulatory body as are permitted by Section 11.1 of the CCAA, (iii) prevent the filing of any registration to preserve or perfect a security interest, or (iv) prevent the registration of a claim for lien.

18.     THIS COURT ORDERS that during the Stay Period, all rights and remedies of any Persons against or in respect of any of the Non-Applicant Subsidiaries, or affecting the Subsidiary Businesses or the Subsidiary Property, are hereby stayed and suspended, except with the written consent of the Applicants and the Monitor, or leave of this Court, provided that nothing in this Order shall (i) empower any of the Non-Applicant Subsidiaries to carry on any business which such Non-Applicant Subsidiary is not lawfully entitled to carry on, (ii) affect such investigations, actions, suits or proceedings by a regulatory body as are permitted by Section 11.1 of the CCAA, (iii) prevent the filing of any registration to preserve or perfect a security interest, or (iv) prevent the registration of a claim for lien.

NO INTERFERENCE WITH RIGHTS

19.     THIS COURT ORDERS that during the Stay Period, no Person shall discontinue, fail to honour, alter, interfere with, repudiate, terminate or cease to perform any right, renewal right, contract, agreement, licence or permit in favour of or held by either of the Applicants or any Non-Applicant Subsidiary, except (i) with the written consent of the Applicants, the Monitor and the DIP Lender, (ii) termination of the Support Agreement in accordance with the terms thereof, or (iii) with leave of this Court. Without limiting the foregoing, no contract, agreement, licence or permit in favour of the relevant Applicant or Non-Applicant Subsidiary shall be or shall be deemed to be suspended, waived, and/or terminated as a result of this Order.

CONTINUATION OF SERVICES

20.     THIS COURT ORDERS that during the Stay Period, all Persons having oral or written agreements with either of the Applicants or any Non-Applicant Subsidiary or statutory or regulatory mandates for the supply of goods and/or services, including without limitation all computer software, communication and other data services, centralized banking services, payroll services, insurance, transportation services, utility or other services to the Business or either of the Applicants or any Non-Applicant Subsidiary, are hereby restrained until further Order of this Court from discontinuing, altering, interfering with or terminating the supply of such goods or services as may be required by such Applicant or Non-Applicant Subsidiary and that such Applicant or Non-Applicant Subsidiary shall be entitled to the continued use of their current premises, telephone numbers, facsimile numbers, internet addresses and domain names, provided in each case that the normal prices or charges for all such goods or services received after the date of this Order are paid by such Applicant or Non-Applicant Subsidiary in accordance with normal payment practices of such Applicant or Non-Applicant Subsidiary or such other practices as may be agreed upon by the supplier or service provider, such Applicant or Non-Applicant Subsidiary and the Monitor, or as may be ordered by this Court.

NON-DEROGATION OF RIGHTS

21.     THIS COURT ORDERS that, notwithstanding anything else in this Order, no Person shall be prohibited from requiring immediate payment for goods, services, use of lease or licensed property or other valuable consideration provided on or after the date of this Order, nor shall any Person be under any obligation on or after the date of this Order to advance or re-advance any monies or otherwise extend any credit to either of the Applicants. Nothing in this Order shall derogate from the rights conferred and obligations imposed by the CCAA.

PROCEEDINGS AGAINST DIRECTORS AND OFFICERS

22.     THIS COURT ORDERS that during the Stay Period, and except as permitted by subsection 11.03(2) of the CCAA, no Proceeding may be commenced or continued against any of the former, current or future directors or officers of either of the Applicants or any Non-Applicant Subsidiary with respect to any claim against the directors or officers that arose before the date hereof and that relates to any obligations of either of the Applicants or any Non-Applicant Subsidiary whereby the directors or officers are alleged under any law to be liable in their capacity as directors or officers of either of the Applicants or any Non-Applicant Subsidiary for the payment or performance of such obligations, until a compromise or arrangement in respect of the Applicants, if one is filed, is sanctioned by this Court or is refused by the creditors of the Applicants or this Court.

DIRECTORS’ AND OFFICERS’ INDEMNIFICATION AND CHARGE

23.     THIS COURT ORDERS that the Applicants shall indemnify their directors and officers against obligations and liabilities that they may incur as directors or officers of the Applicants after the commencement of the within proceedings, except to the extent that, with respect to any officer or director, the obligation or liability was incurred as a result of the director’s or officer’s gross negligence or wilful misconduct.

24.     THIS COURT ORDERS that the directors and officers of the Applicants shall be entitled to the benefit of and are hereby granted a charge on the Property, which charge shall not exceed an aggregate amount of USD$3,200,000 (the “Directors’ Charge”), as security for the indemnity provided in paragraph 22 of this Order. The Directors’ Charge shall have the priority set out in paragraphs 41 and 43 herein.

25.     THIS COURT ORDERS that, notwithstanding any language in any applicable insurance policy to the contrary, (a) no insurer shall be entitled to be subrogated to or claim the benefit of the Directors’ Charge, and (b) the Applicants’ directors and officers shall only be entitled to the benefit of the Directors’ Charge to the extent that they do not have coverage under any directors’ and officers’ insurance policy, or to the extent that such coverage is insufficient to pay amounts indemnified in accordance with paragraph 24 of this Order.

APPOINTMENT OF MONITOR

26.     THIS COURT ORDERS that FTI is hereby appointed pursuant to the CCAA as the Monitor, an officer of this Court, to monitor the business and financial affairs of the Applicants with the powers and obligations set out in the CCAA or set forth herein and that each of the Applicants and their shareholders, officers, directors, and Assistants shall advise the Monitor of all material steps taken by such Applicant pursuant to this Order, and shall co-operate fully with the Monitor in the exercise of its powers and discharge of its obligations and provide the Monitor with the assistance that is necessary to enable the Monitor to adequately carry out the Monitor’s functions.

27.     THIS COURT ORDERS that the Monitor, in addition to its prescribed rights and obligations under the CCAA, is hereby directed and empowered to:

(a)	monitor each of the Applicants’ receipts and disbursements;

(b)

report to this Court at such times and intervals as the Monitor may deem appropriate with respect to matters relating to the Property, the Business, and such other matters as may be relevant to the proceedings herein;

(c)

assist each of the Applicants, to the extent required by such Applicant, in their dissemination, to the DIP Lender and its counsel on a periodic basis of financial and other information as agreed to between the Applicants and the DIP Lender which may be used in these proceedings including reporting on a basis to be agreed with the DIP Lender;

(d)

advise the Applicants in their preparation of the Applicants’ cash flow statements and any reporting required by the DIP Lender pursuant to the Definitive Documents (as defined below), which information shall be reviewed with the Monitor and delivered to the DIP Lender and its counsel on a periodic basis, pursuant to and in accordance with the Definitive Documents;

(e)	advise the Applicants in their development of the Plan and any amendments to the Plan;

(f)	assist each of the Applicants, to the extent required by such Applicant, with the holding and administering of creditors’ or shareholders’ meetings for voting on the Plan;

(g)

have full and complete access to the Property, including the premises, books, records, data, including data in electronic form, and other financial documents of each of the Applicants, to the extent that is necessary to adequately assess such Applicant’s business and financial affairs or to perform its duties arising under this Order;

(h)

be at liberty to engage independent legal counsel or such other persons as the Monitor deems necessary or advisable respecting the exercise of its powers and performance of its obligations under this Order; and

(i)	perform such other duties as are required by this Order or by this Court from time to time.

28.     THIS COURT ORDERS that the Monitor shall not take possession of the Property and shall take no part whatsoever in the management or supervision of the management of the Business and shall not, by fulfilling its obligations hereunder, be deemed to have taken or maintained possession or control of the Business or Property, or any part thereof.

29.     THIS COURT ORDERS that nothing herein contained shall require the Monitor to occupy or to take control, care, charge, possession or management (separately and/or collectively, “Possession”) of any of the Property that might be environmentally contaminated, might be a pollutant or a contaminant, or might cause or contribute to a spill, discharge, release or deposit of a substance contrary to any federal, provincial or other law respecting the protection, conservation, enhancement, remediation or rehabilitation of the environment or relating to the disposal of waste or other contamination including, without limitation, the Canadian Environmental Protection Act, the Ontario Environmental Protection Act, the Ontario Water Resources Act, or the Ontario Occupational Health and Safety Act and regulations thereunder (the “Environmental Legislation”), provided however that nothing herein shall exempt the Monitor from any duty to report or make disclosure imposed by applicable Environmental Legislation. The Monitor shall not, as a result of this Order or anything done in pursuance of the Monitor’s duties and powers under this Order, be deemed to be in Possession of any of the Property within the meaning of any Environmental Legislation, unless it is actually in possession.

30.     THIS COURT ORDERS that that the Monitor shall provide any creditor of an Applicant and the DIP Lender with information provided by either of the Applicants in response to reasonable requests for information made in writing by such creditor addressed to the Monitor. The Monitor shall not have any responsibility or liability with respect to the information disseminated by it pursuant to this paragraph. In the case of information that the Monitor has been advised by either of the Applicants is confidential, the Monitor shall not provide such information to creditors unless otherwise directed by this Court or on such terms as the Monitor and such Applicant may agree.

31.     THIS COURT ORDERS that, in addition to the rights and protections afforded the Monitor under the CCAA or as an officer of this Court, the Monitor shall incur no liability or obligation as a result of its appointment or the carrying out of the provisions of this Order, save and except for any gross negligence or wilful misconduct on its part. Nothing in this Order shall derogate from the protections afforded the Monitor by the CCAA or any applicable legislation.

32.     THIS COURT ORDERS that the Monitor, counsel to the Monitor and counsel to the Applicants shall be paid their reasonable fees and disbursements incurred prior to or following the date hereof, in each case at their standard rates and charges, by the Applicants as part of the costs of these proceedings. The Applicants are hereby authorized and directed to pay the accounts of the Monitor, counsel for the Monitor and counsel for the Applicants on a weekly basis.

33.     THIS COURT ORDERS that the Monitor and its legal counsel shall pass their accounts from time to time, and for this purpose the accounts of the Monitor and its legal counsel are hereby referred to a judge of the Commercial List of the Ontario Superior Court of Justice.

34.     THIS COURT ORDERS that the Monitor, counsel to the Monitor, and the Applicants’ counsel shall be entitled to the benefit of and are hereby granted a charge (the “Administration Charge”) on the Property, which charge shall not exceed the amount of $1,500,000, as security for their professional fees and disbursements incurred at their respective standard rates and charges of the Monitor and such counsel, both before and after the making of this Order in respect of these proceedings. The Administration Charge shall have the priority set out in paragraphs 41 and 43 hereof.

DIP FINANCING

35.     THIS COURT ORDERS that the Applicants are hereby authorized and empowered to obtain and borrow or guarantee, as applicable, under a credit facility from certain funds and accounts managed or advised by Gramercy Funds Management and Baiyin International Limited and affiliates thereof within the direct or indirect control of Baiyin Nonferrous Group Company, Limited (in such capacities, collectively, the “DIP Lender”) in order to finance, in accordance with the DIP Term Sheet and the Definitive Documents, the Applicants’ working capital requirements, restructuring costs, and other general corporate purposes and capital expenditures, provided that borrowings under such credit facility shall not exceed $20,000,000 unless permitted by further Order of this Court.

36.     THIS COURT ORDERS THAT such credit facility shall be on the terms and subject to the conditions set forth in the Interim Financing Term Sheet between the Applicants and the DIP Lender dated as of December 22, 2017 (the “DIP Term Sheet”) appended as Exhibit N to the Taylor Affidavit, and the other Definitive Documents.

37.     THIS COURT ORDERS that the Applicants are hereby authorized and empowered to execute and deliver such credit agreements, mortgages, charges, hypothecs and security documents, guarantees and other definitive documents (collectively, and including any schedules (as amended and updated from time to time) thereto, the “Definitive Documents”), as are contemplated by the DIP Term Sheet or as may be reasonably required by the DIP Lender pursuant to the terms thereof, and the Applicants are hereby authorized and directed to pay and perform all of their indebtedness, interest, fees, liabilities and obligations to the DIP Lender under and pursuant to the DIP Term Sheet and the Definitive Documents as and when the same become due and are to be performed, notwithstanding any other provision of this Order.

38.     THIS COURT ORDERS that the DIP Lender shall be entitled to the benefit of and is hereby granted a charge (the “DIP Lender’s Charge”) on the Property, which DIP Lender’s Charge shall not secure an obligation that exists before this Order is made. The DIP Lender’s Charge shall have the priority set out in paragraphs 41 and 43 hereof.

39.     THIS COURT ORDERS that, notwithstanding any other provision of this Order:

(a)	the DIP Lender may take such steps from time to time as it may deem necessary or appropriate to file, register, record or perfect the DIP Lender’s Charge or any of the Definitive Documents;

(b)

upon the occurrence of an event of default under the DIP Term Sheet or the Definitive Documents, or the DIP Lender’s Charge, the DIP Lender may, subject to the provisions of the DIP Term Sheet and the Definitive Documents with respect to the giving of notice or otherwise, and in accordance with the DIP Term Sheet and the other related Definitive Documents and the DIP Lender’s Charge, cease making advances to the Applicants and make demand, accelerate payment and give other notices; provided that the DIP Lender must apply to this Court on three (3) days written notice (which may include the service of materials in connection with such an application to this Court) to the Applicants and the Monitor, to enforce against or exercise any other rights and remedies against the Applicants or the Property (including to set off and/or consolidate any amounts owing by the DIP Lender to the Applicants against the obligations of the Applicants to the DIP Lender under or pursuant to the DIP Term Sheet, Definitive Documents and the DIP Lender’s Charge) to appoint a receiver, receiver and manager or interim receiver, or for a bankruptcy order against the Applicants and for the appointment of a trustee in bankruptcy of the Applicants; and

(c)	the foregoing rights and remedies of the DIP Lender shall be enforceable against any trustee in bankruptcy, interim receiver, receiver or receiver and manager of the Applicants or the Property.

40.     THIS COURT ORDERS AND DECLARES that, unless otherwise agreed in writing by the DIP Lender, the DIP Lender shall be treated as unaffected in any plan of arrangement or compromise filed by the Applicants under the CCAA, or any proposal filed by the Applicants under the Bankruptcy and Insolvency Act of Canada (the “BIA”), with respect to any advances made under the DIP Term Sheet or the Definitive Documents.

VALIDITY AND PRIORITY OF CHARGES CREATED BY THIS ORDER

41.     THIS COURT ORDERS that the priorities of the Directors’ Charge, the Administration Charge and the DIP Lender’s Charge (the “Charges”), as among them, shall be as follows:

First – Administration Charge (to the maximum amount of $1,500,000);

Second – DIP Lender’s Charge; and

Third – Directors’ Charge (to the maximum amount of USD$3,200,000).

42.     THIS COURT ORDERS that the filing, registration or perfection of the Charges shall not be required, and that the Charges shall be valid and enforceable for all purposes, including as against any right, title or interest filed, registered, recorded or perfected subsequent to the Charges coming into existence, notwithstanding any such failure to file, register, record or perfect.

43.     THIS COURT ORDERS that each of the Charges shall constitute a charge on the Property and such Charges shall rank in priority to all other security interests, trusts, liens, charges and encumbrances, claims of secured creditors, statutory or otherwise (collectively, “Encumbrances”) in favour of any Person, except for Encumbrances the holders of which did not receive notice of the application for this order. The Applicants and the beneficiaries of the Charges are hereby granted leave to bring a motion at the Comeback Date (as defined below) to have the Charges rank ahead of all such Encumbrances, on notice to the holders thereof.

44.     THIS COURT ORDERS that except as otherwise expressly provided for herein, or as may be approved by this Court, neither of the Applicants shall grant any Encumbrances over any Property that rank in priority to, or pari passu with, any of the Charges, unless the Applicants also obtain the prior written consent of the Monitor, the DIP Lender and the beneficiaries of the Charges (as applicable), or further Order of this Court.

45.     THIS COURT ORDERS that the Charges, the DIP Term Sheet and the Definitive Documents shall not be rendered invalid or unenforceable and the rights and remedies of the chargees entitled to the benefit of the Charges (collectively, the “Chargees”) and/or the DIP Lender thereunder shall not otherwise be limited or impaired in any way by (a) the pendency of these proceedings and the declarations of insolvency made herein; (b) any application(s) for bankruptcy order(s) issued pursuant to BIA, or any bankruptcy order made pursuant to such applications; (c) the filing of any assignments for the general benefit of creditors made pursuant to the BIA; (d) the provisions of any federal or provincial statutes; or (e) any negative covenants, prohibitions or other similar provisions with respect to borrowings, incurring debt or the creation of Encumbrances, contained in any existing loan documents, lease, sublease, offer to lease or other agreement (collectively, an “Agreement”) which binds either of the Applicants, and notwithstanding any provision to the contrary in any Agreement:

(a)

neither the creation of the Charges nor the execution, delivery, perfection, registration or performance of the DIP Term Sheet or the Definitive Documents shall create or be deemed to constitute a breach by either of the Applicants of any Agreement to which such Applicant is a party;

(b)

none of the Chargees shall have any liability to any Person whatsoever as a result of any breach of any Agreement caused by or resulting from either of the Applicants entering into the DIP Term Sheet, the creation of the Charges, or the execution, delivery or performance of the Definitive Documents; and

(c)

the payments made by either of the Applicants pursuant to this Order, the DIP Term Sheet or the Definitive Documents, and the granting of the Charges, do not and will not constitute preferences, fraudulent conveyances, transfers at undervalue, oppressive conduct, or other challengeable or voidable transactions under any applicable law.

46.     THIS COURT ORDERS that any Charge created by this Order over leases of real property in Canada shall only be a Charge in the applicable Applicant’s interest in such real property leases.

SERVICE AND NOTICE

47.     THIS COURT ORDERS that the Monitor shall (i) without delay, publish in The Globe and Mail (National Edition) in Canada and Nation News in Barbados a notice containing the information prescribed under the CCAA, (ii) within five days after the date of this Order, (A) make this Order publicly available in the manner prescribed under the CCAA, (B) send, in the prescribed manner, a notice to every known creditor who has a claim against either of the Applicants of more than $1,000 (other than creditors who are natural persons), and (C) prepare a list showing the names and addresses of those creditors (other than creditors who are natural persons) and the estimated amounts of those claims, and make it publicly available in the prescribed manner, all in accordance with Section 23(1)(a) of the CCAA and the regulations made thereunder.

48.     THIS COURT ORDERS that the E-Service Protocol of the Commercial List (the “Protocol”) is approved and adopted by reference herein and, in this proceeding, the service of documents made in accordance with the Protocol (which can be found on the Commercial List website at http://www.ontariocourts.ca/scj/practice/practice-directions/toronto/e-service-protocol/) shall be valid and effective service. Subject to Rule 17.05 this Order shall constitute an order for substituted service pursuant to Rule 16.04 of the Rules of Civil Procedure. Subject to Rule 3.01(d) of the Rules of Civil Procedure and paragraph 21 of the Protocol, service of documents in accordance with the Protocol will be effective on transmission. This Court further orders that a Case Website (the “Case Website”) shall be established in accordance with the Protocol with the following URL: http://cfcanada/fticonsulting.com/banro.

49.     THIS COURT ORDERS that if the service or distribution of documents in accordance with the Protocol is not practicable, the Applicants and the Monitor are at liberty to serve or distribute this Order, any other materials and orders in these proceedings, any notices or other correspondence, by forwarding true copies thereof by prepaid ordinary mail, courier, personal delivery or facsimile transmission to the Applicants’ creditors or other interested parties at their respective addresses as last shown on the records of the Applicants and that any such service or distribution by courier, personal delivery or facsimile transmission shall be deemed to be received on the next business day following the date of forwarding thereof, or if sent by ordinary mail, on the third business day after mailing.

50.     THIS COURT ORDERS that the Applicants, the Monitor and their counsel are at liberty to serve or distribute this Order, any other materials and orders as may be reasonably required in these proceedings, including any notices, or other correspondence, by forwarding true copies thereof by electronic message to any of the Applicants’ creditors or other interested parties and their advisors. For greater certainty, any such distribution or service shall be deemed to be in satisfaction of a legal or juridical obligation and notice requirements within the meaning of clause 3(c) of the Electronic Commerce Protection Regulation, Reg. 81000-2-175(SOR/DORS).

51.     THIS COURT ORDERS that the Monitor shall create, maintain and update as necessary a list of all Persons appearing in person or by counsel in this proceeding (the “Service List”). The Monitor shall post the Service List, as may be updated from time to time, on the Case Website as part of the public materials to be recorded thereon in relation to this proceeding. Notwithstanding the foregoing, the Monitor shall have no liability in respect of the accuracy of or the timeliness of making any changes to the Service List.

COMEBACK DATE

52.     THIS COURT ORDERS that the comeback motion shall be heard on January 19, 2018 (the “Comeback Date”).

GENERAL

53.     THIS COURT ORDERS that, except with respect to any motion to be heard on the Comeback Date, and subject to further Order of this Court in respect of urgent motions, any interested party wishing to object to the relief sought in a motion brought in these proceedings (provided such motion is brought on at least five (5) days’ notice) shall, subject to further Order of this Court, provide the Service List with responding motion materials or a written notice (including by e-mail) stating its objection to the motion and the grounds for such objection no later than 5:00 p.m. (Toronto time) on the date that is three (3) days prior to the date such motion is returnable (the “Objection Deadline”). The Monitor shall have the ability to extend the Objection Deadline after consulting with the Applicants.

54.     THIS COURT ORDERS that following the expiry of the Objection Deadline, counsel to the Monitor or counsel to the Applicant shall inform the Court, including by way of a 9:30 a.m. appointment, of the absence of the status of any objections to the motion and the judge having carriage of the motion may determine whether the motion should proceed at a 9:30 a.m. chambers appointment or otherwise on consent, or whether a hearing will be held in the ordinary course on the date specified in the notice of motion.

55.     THIS COURT ORDERS that any interested party (other than the Applicants and the Monitor) that wishes to amend or vary this Order shall bring a motion before this Court on the Comeback Date and any such interested party shall give seven (7) days’ notice to the Service List and any other party or parties likely to be affected by the relief sought by such party in advance of the Comeback Date, provided that the DIP Lender shall be entitled to rely on this Order as issued and entered and on the DIP Lender’s Charge, up and to the date this Order may be varied or stayed.

56.     THIS COURT ORDERS that the Applicants or the Monitor, as the case may be, may from time to time apply to this Court for advice and directions in the discharge of their powers and duties hereunder.

57.     THIS COURT ORDERS that nothing in this Order shall prevent the Monitor from acting as an interim receiver, a receiver, a receiver and manager, or a trustee in bankruptcy of either of the Applicants, the Business or the Property.

58.     THIS COURT HEREBY REQUESTS the aid and recognition of any court, tribunal, regulatory or administrative body having jurisdiction in Canada or in the United States, to give effect to this Order and to assist either of the Applicants, the Monitor and their respective agents in carrying out the terms of this Order. All courts, tribunals, regulatory and administrative bodies are hereby respectfully requested to make such orders and to provide such assistance to either of the Applicants or to the Monitor, as an officer of this Court, as may be necessary or desirable to give effect to this Order, to grant representative status to the Applicants or the Monitor in any foreign proceeding, or to assist either of the Applicants or the Monitor and their respective agents in carrying out the terms of this Order.

59.     THIS COURT ORDERS that each of the Applicants and the Monitor be at liberty and are hereby authorized and empowered to apply to any court, tribunal, regulatory or administrative body, wherever located, for the recognition of this Order and for assistance in carrying out the terms of this Order, and that either of the Applicants or the Monitor is authorized and empowered to act as a representative in respect of the within proceedings for the purpose of having these proceedings recognized in a jurisdiction outside Canada.

60.     THIS COURT ORDERS that this Order and all of its provisions are effective as of 12:01 a.m. Eastern Standard/Daylight Time on the date of this Order.

____________________________________

SCHEDULE “A”
Non-Applicant Subsidiaries

1.	Bango Congo Mining S.A.;

2.	Namoya Mining S.A.;

3.	Lugushwa Mining S.A.;

4.	Twangiza Mining S.A.; and

5.	Kamituga Mining S.A.

Court File No.

IN THE MATTER OF THE COMPANIES’ CREDITORS ARRANGEMENT ACT, R.S.C. 1985, c. C-36, AS AMENDED AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF BANRO CORPORATION, BANRO GROUP (BARBADOS) LIMITED, BANRO CONGO (BARBADOS) LIMITED, NAMOYA (BARBADOS) LIMITED, LUGUSHWA (BARBADOS) LIMITED, TWANGIZA (BARBADOS) LIMITED AND KAMITUGA (BARBADOS) LIMITED

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

PROCEEDING COMMENCED AT TORONTO

INITIAL ORDER

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, ON M5H 3C2

Ryan C. Jacobs LSUC# 59510J
Tel:	416.860.6465
Fax:	416.640.3189
rjacobs@casselsbrock.com

Jane O. Dietrich LSUC# 49302U
Tel:	416.860.5223
Fax:	416.640.3144
jdietrich@casselsbrock.com

Joseph J. Bellissimo LSUC# 46555R
Tel:	416.860.6572
Fax:	416.642.7150
jbellissimo@casselsbrock.com

Ben Goodis LSUC# 70303H
Tel:	416.869.5312
Fax:	416.640.3199
bgoodis@casselsbrock.com

Lawyers for the Applicants

EXECUTION VERSION

SCHEDULE “G”

SISP APPROVAL ORDER

[Attached]

Court File No.

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

THE HONOURABLE	)	FRIDAY, THE 19TH
)
JUSTICE	)	DAY OF JANUARY, 2018

IN THE MATTER OF THE COMPANIES CREDITORS
ARRANGEMENT ACT, R.S.C. 1985, C. C-36, AS AMENDED

AND IN THE MATTER OF A PLAN OF COMPROMISE OR
ARRANGEMENT OF BANRO CORPORATION, BANRO
GROUP (BARBADOS) LIMITED, BANRO CONGO
(BARBADOS) LIMITED, NAMOYA (BARBADOS)
LIMITED, LUGUSHWA (BARBADOS) LIMITED,
TWANGIZA (BARBADOS) LIMITED AND KAMITUGA
(BARBADOS) LIMITED

(the “Applicants”)

SISP APPROVAL ORDER

THIS MOTION, made by the Applicants, pursuant to the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. c-36, as amended (the “CCAA”) for an order, inter alia, approving the SISP (as defined below) and certain related relief, was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion of the Applicants, the affidavit of Rory James Taylor sworn December 21, 2017 (the “Taylor Affidavit”) and the Exhibits thereto, the First Report of FTI Consulting Canada Inc., in its capacity as monitor of the Applicants (the “Monitor”) dated December 22, 2017 and on hearing the submissions of counsel for the Applicants, the Monitor, Gramercy Funds Management LLC (“Gramercy”) and Baiyin International Investment Limited/Baiyin Nonferrous Group Company, Limited (“Baiyin”), no one appearing for any other party although duly served as appears from the affidavit of service of [NAME] sworn [DATE],

1.     THIS COURT ORDERS that the time for service of the Notice of Motion and the Motion Record is hereby abridged and validated so that this Motion is properly returnable today and hereby dispenses with further service thereof.

2.     THIS COURT ORDERS that the sale and investment solicitation process (the “SISP”) attached as Schedule “A” to this Order be and is hereby approved and each of the Applicants and the Monitor are hereby authorized and directed to perform, subject to the DIP Term Sheet and the Definitive Documents (as defined in the Initial Order), each of their obligations thereunder and to do all things reasonably necessary to perform their obligations thereunder.

3.     THIS COURT ORDERS that the Monitor, the Applicants and their respective affiliates, partners, directors, employees and agents shall have no liability with respect to any and all losses, claims, damages or liabilities, of any nature or kind to any person in connection with or as a result of the SISP, except to the extent such losses, claims, damages or liabilities result from the gross negligence or wilful misconduct of the Monitor or the Applicants, as applicable, in performing its obligations under the SISP (as determined by this Court).

4.     THIS COURT ORDERS that, in connection with the SISP and pursuant to clause 7(3)(c) of the Personal Information Protection and Electronic Documents Act (Canada), each of the Applicants and the Monitor are authorized and permitted to disclose personal information of identifiable individuals to prospective purchasers or bidders or to their advisers, but only to the extent desirable or required to negotiate and attempt to complete one or more transactions, as contemplated by the SISP (each, a “Transaction”). Each prospective purchaser or bidder to whom such information is disclosed shall maintain and protect the privacy of such information and shall limit the use of such information to its evaluation of a Transaction and if it does not complete a Transaction, shall (i) return all such information to the applicable Applicant; (ii) destroy all such information; or (iii) in the case of such information that is electronically stored, destroy all such information to the extent it is reasonably practical to do so. The purchaser of any Property shall be entitled to continue to use the personal information provided to it, and related to the Property purchased, in any manner which is in all respects identical to the prior use of such information by the applicable Applicants, and shall return all other personal information to the Applicants or ensure that all other personal information is destroyed.

5.     THIS COURT ORDERS that each of the Applicants and the Monitor be at liberty and are hereby authorized and empowered to apply to any court, tribunal, regulatory or administrative body, wherever located, for the recognition of this Order and for assistance in carrying out the terms of this Order, and that either of the Applicants or the Monitor is authorized and empowered to act as a representative in respect of the within proceedings for the purpose of having these proceedings recognized in a jurisdiction outside Canada.

6.     THIS COURT HEREBY REQUESTS the aid and recognition of any court, tribunal, regulatory or administrative body having jurisdiction in Canada or in the United States, to give effect to this Order and to assist either of the Applicants, the Monitor and their respective agents in carrying out the terms of this Order. All courts, tribunals, regulatory and administrative bodies are hereby respectfully requested to make such orders and to provide such assistance to either of the Applicants or to the Monitor, as an officer of this Court, as may be necessary or desirable to give effect to this Order, to grant representative status to the Applicants or the Monitor in any foreign proceeding, or to assist either of the Applicants or the Monitor and their respective agents in carrying out the terms of this Order.

7.     THIS COURT ORDERS that the Applicants or the Monitor, as the case may be, may from time to time apply to this Court for advice and directions with respect to the SISP.

____________________________________

SCHEDULE “A”
Sale and Investment Solicitation Process

EXECUTION VERSION

Procedures for the Sale and Investment Solicitation Process

1.     On December 22, 2017, Banro Corporation (“Banro”) and its direct and indirect subsidiaries, Banro Group (Barbados) Limited (“BGB”), Banro Congo (Barbados) Limited, Namoya (Barbados) Limited, Lugushwa (Barbados) Limited, Twangiza (Barbados) Limited, and Kamituga (Barbados) Limited (collectively, with Banro and BGB, the “Applicants”) obtained an initial order (the “Initial Order”) under the Companies' Creditors Arrangement Act (“CCAA”) from the Ontario Superior Court of Justice (Commercial List) (the “Court”).

2.     The Initial Order authorizes and approves the Applicants entering into an Interim Financing Term Sheet dated as of December 21, 2017 (the “DIP Term Sheet”) for the provision of a senior secured super priority (debtor-in-possession), interim, non-revolving credit facility (the “DIP Facility”) from Gramercy and Baiyin (together with and any permitted assignees, the “DIP Lender”). A copy of the DIP Term Sheet is attached at Exhibit “N” to the Affidavit of Rory James Taylor sworn on December 22, 2017 (the “Taylor Affidavit”) a copy of which is available at www.cfcanada/fticonsulting.com/banro (the “Case Website”).

3.     The DIP Term Sheet contemplates Banro completing the Sale and Investment Solicitation Process (“SISP”) set forth herein.

4.     The purpose of the SISP is to solicit proposals for an Alternative Transaction that may constitute a Successful Bid and where no Successful Bid is obtained, to provide for the completion of the Recapitalization (each as defined below).

5.     Set forth below are the procedures (the “SISP Procedures”) to be followed with respect to the SISP and, if applicable, following determination of a Successful Bid, to complete the transaction contemplated thereby.

Defined Terms

6.     All capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Initial Order. In addition, capitalized terms used in these SISP Procedures shall have the meanings set out in Appendix “A”.

Solicitation Process and Timeline

7.     The SISP Procedures set forth herein describe the manner in which prospective bidders may gain access to or continue to have access to due diligence materials concerning the Banro Group, their businesses and operations (the “Business”) and their assets, undertakings and properties (collectively, the “Property”), the manner in which a bid becomes a Qualified Alternative Transaction Bid, the receipt and negotiation of bids received, the ultimate selection of a Successful Bid, if any, and the approval thereof by the Court.

8.     Banro shall implement these SISP Procedures with the assistance and supervision of the Monitor and, where specified, in consultation with the DIP Lender. In the event that there is disagreement as to the interpretation or application of these SISP Procedures, the Court will have jurisdiction to hear and resolve any such dispute.

9.     The following table sets out the key milestones under this SISP, subject to extension by Banro pursuant to and in accordance with these SISP Procedures:

EXECUTION VERSION

Milestone	Deadline
Commencement of SISP	January 22, 2018
LOI Bid Deadline	March 2, 2018
Bid Deadline	April 9, 2018

Solicitation of Interest

10.     As soon as reasonably practicable, and in no event later than January 22, 2018, Banro and the Monitor shall (a) prepare a list of potential bidders, including strategic and financial parties, that may be interested in submitting an Alternative Transaction (a “Potential Bidder”); (b) prepare a summary teaser describing the opportunity to participate in the SISP and an overview of the SISP Procedures (the “Teaser Letter”); (c) prepare a confidential information memorandum (“CIM”) with respect to the opportunity, if appropriate; and (d) establish a data room (the “Data Room”) of due diligence materials (the CIM and the materials in the Data Room collectively being the “Diligence Materials”) that Banro and the Monitor believe may be useful for Potential Bidders. At the same time, Banro shall issue a press release setting out relevant information regarding the SISP with Canada Newswire and such other major news-outlets for dissemination in Canada, major financial centres in the United States and such other international locations as the Monitor and Banro may determine to be reasonably appropriate.

11.     As soon as reasonably practicable, the Monitor shall contact the Potential Bidders to introduce the opportunity, provide copy of the Teaser Letter to any Potential Bidder that requests a copy thereof and shall post a copy of the SISP and the Teaser Letter on the Case Website.

Due Diligence Access

12.     In order to participate in the SISP and be granted access to the Diligence Materials by a Potential Bidder must deliver to Banro with a copy to the Monitor, at the addresses specified in Appendix “B” hereto (including by email): (i) an executed confidentiality agreement in form and substance satisfactory to Banro and the Monitor (“Confidentiality Agreement”), and (ii) an executed acknowledgement of these SISP Procedures, in form and substance satisfactory to Banro and the Monitor (“SISP Acknowledgement”).

13.     All Potential Bidders that have provided an executed a Confidentiality Agreement and an executed SISP Acknowledgment shall be deemed to be a qualified phase 1 bidder (a “Qualified Phase 1 Bidder”) and will be promptly notified of such classification by the Monitor. Qualified Phase 1 Bidders shall be provided with a copy of the CIM, if applicable, and access to the Data Room. Banro and the Monitor make no representation or warranty as to the accuracy or completeness of the information contained in the Teaser Letter or the Diligence Materials, except to the extent expressly provided in any definitive sale or investment agreement executed and delivered by Banro (a “Definitive Agreement”).

14.     Banro, in consultation with the Monitor, reserves the right to withhold any Diligence Materials that Banro determines, in its sole discretion, is business sensitive or otherwise not appropriate for disclosure to a Potential Bidder who is a competitor or customer of any member of the Banro Group or is affiliates with any competitor or customer of any member of the Banro Group.

15.     In respect of information requests or any other matters concerning a possible Alternative Transaction and this SISP, Potential Bidders and/or Qualified Bidders must only communicate with Banro and the Monitor or with such other individual or individuals as Banro, in consultation with the Monitor, may authorize in writing. Without the prior written consent of Banro, in consultation with the Monitor, no Prospective Bidders and/or Qualified Bidders or representatives thereof may initiate or cause to be initiated or maintain any communication with a member of any government, government representative, director, agent, employee, affiliate, creditor, shareholder, customer or supplier of the Banro Group concerning Banro or its Business, assets, operations, prospects or finances, or any matters relating to a possible Alternative Transaction.

EXECUTION VERSION

LOI Submissions

16.     Each Qualified Phase 1 Bidder wishing to be eligible to submit an Alternative Transaction Bid shall submit a non-binding letter of intent (each, a “LOI”) to Banro with a copy to the Monitor at the addresses specified in Appendix “B” hereto (including by email) so as to be received by them no later than 12:00 p.m. (Eastern Standard Time) on March 2, 2018, or such later date or time as may be agreed by Banro and the Monitor with the consent of the DIP Lender (the “LOI Deadline”).

17.     Each LOI shall include the following information on the Qualified Bidder’s proposed Alternative Transaction: (a) the amount of, and details regarding the form of, consideration for the Alternative Transaction in U.S. Dollars; (b) a specific indication of the expected structure of the Alternative Transaction and the financing needed to consummate the Alternative Transaction; (c) the key terms and provisions to be included in any order of the Court approving the Alternative Transaction; (d) an outline of any additional Diligence Materials or due diligence required to be conducted in order to submit an Alternative Transaction Bid; (e) preliminary evidence satisfactory to Banro and the Monitor of such person’s financial wherewithal to consummate an Alternative Transaction; (f) any other terms or conditions that the Qualified Bidder considers material; (g) specific information as to how the Qualified Bidder intends to satisfy the requirements for a Qualified Alternative Transaction Bid set forth in paragraph 24 hereof, and (h) any other information that may be requested by the Company or the Monitor, after consultation with the DIP Lender, prior to the LOI Deadline.

18.     Without limiting the foregoing, each LOI shall also include:

(a)	in the case of a Sale Transaction, identification of the shares owned by any one or more of the Applicants proposed to be acquired and any liabilities of the Applicants proposed to be assumed; or

(b)

in the case of a Plan Transaction, details regarding the proposed equity and debt structure of the Banro Group following completion of the proposed transaction, the direct or indirect investment target and the aggregate amount of equity and debt investment (including the sources of such capital, the underlying assumptions regarding the pro forma capital structure, as well as anticipated tranches of debt, debt service fees, interest and amortization) to be made in the Banro Group, the debt, equity or other securities, if any, proposed to be allocated to any secured or unsecured creditors of the Applicants, the terms of repayment of the DIP Obligations, the Priority Claims, the Affected Parity Lien Debt and whether and what portion, if any, of the secured and unsecured creditors of the Applicants will be paid in cash or other consideration.

19.     A LOI also must also fully disclose the identity of each person (including any person that controls such person) that will be directly or indirectly sponsoring, participating in or financing the Alternative Transaction and the complete terms of any such sponsorship, participation or financing.

EXECUTION VERSION

Assessment of LOIs

20.     Banro or the Monitor shall provide to the DIP Lender copies of all the LOIs received, provided that both Gramercy and Baiyin (in their capacity as DIP Lenders and sponsors of the Recapitalization) each confirm to Banro and the Monitor in writing that they shall not submit any other proposal other than the Recapitalization Transaction and shall not amend the terms of the Recapitalization Transaction to provide greater consideration or value than what is currently provided for therein (a “Conforming DIP Lender”).

21.     Banro, in consultation with the Monitor and the Conforming DIP Lender, shall review each LOI received by the LOI Deadline. Banro shall determine in its business judgment, with the assistance of the Monitor, if each LOI could form the basis of a Qualified Alternative Transaction Bid. If Banro, with the assistance of the Monitor and after consultation with the Conforming DIP Lender, determines that an LOI could not form the basis of a Qualified Alternative Transaction Bid, Banro and the Monitor may refuse to provide any further Diligence Materials to the Qualified Phase 1 Bidder and such Qualified Phase 1 Bidder shall not be eligible to submit an Alternative Transaction Bid. If Banro, with the consent of the Monitor or further Order of the Court and after consultation with the Conforming DIP Lender, determines that none of the LOIs received could form the basis of a Qualified Alternative Transaction Bid, Banro shall give notice to Qualified Phase 1 Bidders that this SISP is terminated and that Banro will proceed to complete the Recapitalization.

22.     If Banro, with the assistance of the Monitor and after consultation with the DIP Lender, determines that a LOI could form the basis of a Qualified Alternative Transaction Bid, the Monitor shall inform the Qualified Phase 1 Bidder that submitted such LOI of Banro’s determination and each such Qualified Phase 1 Bidder shall be entitled to submit an Alternative Transaction Bid in accordance with these SISP Procedures. If the Conforming DIP Lender, acting reasonably, advises Banro and the Monitor that it does not agree that any of the LOIs received could form the basis of a Qualified Alternative Transaction Bid, Banro may either (i) with the consent of the Monitor, elect to terminate this SISP (and provide notice thereof to Qualified Bidders) and proceed to complete the Recapitalization, or (ii) seek further direction from the Court.

Alternative Transaction Bids

23.     A Qualified Bidder that is determined in accordance with paragraph 22 hereof to be eligible to submit an Alternative Transaction Bid (a “Qualified Bidder”) may deliver written copies of a binding offer or proposal for an Alternative Transaction (an “Alternative Transaction Bid”) to Banro with a copy to the Monitor at the addresses specified in Appendix “B” hereto (including by email) so as to be received by them no later than 12:00 p.m. (Eastern Standard Time) on April 9, 2018, or such other later date or time as may be agreed by Banro and the Monitor with the consent of the DIP Lenders (the “Bid Deadline”).

24.     An Alternative Transaction Bid will be deemed to be “Qualified Alternative Transaction Bid” only if the Alternative Transaction Bid complies with all of the following:

(a)	it includes:

(i)

in the case of a Sale Transaction, an executed Definitive Agreement, including all exhibits and schedules contemplated thereby (other than exhibits and schedules that by their nature must be prepared by Banro), together with a blackline against the draft form of Definitive Agreement which shall be prepared by Banro with the assistance of the Monitor and posted in the Data Room, describing the terms and conditions of the proposed transaction, including identification of the shares owned by any one or more of the Applicants proposed to be acquired and any liabilities proposed to be assumed, the purchase price for such shares expressed in U.S. Dollars (the “Purchase Price”), and the structure and financing of the proposed transaction; or

EXECUTION VERSION

(ii)

in the case of a Plan Transaction, an executed Definitive Agreement, including all exhibits and schedules contemplated thereby (other than exhibits and schedules that by their nature must be prepared by Banro), together with a blackline against the draft form of Definitive Agreement which shall be prepared by Banro with the assistance of the Monitor and posted in the Data Room, describing the terms and conditions of the proposed transaction, including details regarding the proposed equity and debt structure of the Banro Group following completion of the proposed transaction, the direct or indirect investment target and the aggregate amount of equity and debt investment (including the sources of such capital, the underlying assumptions regarding the pro forma capital structure, as well as anticipated tranches of debt, debt service fees, interest and amortization) to be made in the Banro Group, the debt, equity or other securities, if any, proposed to be allocated to any secured or unsecured creditors of the company, the terms of repayment of the DIP Obligations, the Priority Claims, the Note Obligations and the Affected parity Lien Debt, and whether and what portion, if any, of the other secured and unsecured creditors of the Applicants will be paid in cash;

(b)	clearly demonstrates that the Qualified Consideration will be received by Banro at closing without any deduction, set-off or other adjustment.

(c)

it fully discloses the identity of each person (including any person that controls such person) that will be directly or indirectly sponsoring or participating in the Alternative Transaction Bid and the complete terms of any such sponsorship or participation;

(d)

it fully discloses any regulatory and third-party approvals required to consummate the Alternative Transaction Bid and the time period within which the Qualified Bidder expects to receive such regulatory and third-party approvals, and those actions that the Qualified Bidder will take to ensure receipt of such approvals as promptly as possible;

(e)	it does not include any request for or entitlement to any break or termination fee, expense reimbursement or similar type of payment;

(f)

it includes “ letter stating that the offer is irrevocable until the earlier of (i) the approval of the Recapitalization or a Successful Bid by the Court and (ii) thirty (30) calendar days following the Bid Deadline (the “Irrevocable Bid Date”), provided that if such bidder’s Alternative Transaction Bid is selected as a Successful Bid, its bid shall remain irrevocable until the closing of the transaction;

(g)

it includes written evidence, in form and substance reasonably satisfactory to Banro and the Monitor, of a firm commitment for all required financing, or other evidence of the financial ability to consummate the proposed transaction, that will allow Banro and the Monitor, in consultation with the Conforming DIP Lender, to make a reasonable determination as to the Qualified Bidder's financial and other capabilities to consummate the transaction contemplated by the Alternative Transaction Bid;

EXECUTION VERSION

(h)	it is not conditioned on (i) the outcome of unperformed due diligence and/or (ii) obtaining financing;

(i)

it includes an acknowledgement and representation that the Qualified Bidder: (i) has relied solely upon its own independent review, investigation and/or inspection of any documents and/or the Property to be acquired and liabilities to be assumed in making its bid; and (ii) did not rely upon any written or oral statements, representations, promises, warranties or guaranties whatsoever, whether express or implied (by operation of law or otherwise), regarding the Business, the Property to be acquired or liabilities to be assumed or the completeness of any information provided in connection therewith, except as expressly provided in a Definitive Agreement;

(j)

it includes evidence, in form and substance reasonably satisfactory to Banro and the Monitor, of authorization and approval from the Qualified Bidder's board of directors (or comparable governing body) with respect to the submission, execution, delivery and closing of the transaction contemplated by the bid, and identifies any anticipated shareholder, regulatory or other approvals outstanding, and the anticipated time frame and any anticipated impediments for obtaining such approvals;

(k)

it is accompanied by a refundable deposit (the “Deposit”) in the form of a wire transfer (to a bank account specified by the Monitor payable to the order of the Monitor, in trust, in an amount equal to 5% of the cash consideration in the Alternative Transaction Bid which Deposit is to be held and dealt with in accordance with these SISP Procedures;

(l)	it includes a commitment to close the transactions contemplated by the Alternative Transaction Bid by no later than April 30, 2018 (the “Outside Date”);

(m)	it contains such other information as may reasonably be requested by Banro or the Monitor, in consultation with the Conforming DIP Lender; and

(n)	it is received by the Bid Deadline.

Review of Alternative Transaction Bid(s)

25.     Following the Bid Deadline, Banro or the Monitor shall distribute copies of the Alternative Transaction Bids received to the Conforming DIP Lender. Banro and the Monitor, in consultation with the Conforming DIP Lender, will assess the Alternative Transaction Bids received by the Bid Deadline and determine whether such bids constitute Qualified Alternative Transaction Bids. Banro, in consultation with the Monitor and the DIP Lender, may waive compliance with any one or more of the requirements specified herein other than the requirement set forth in sections 24(b) and 24(k), and deem such non-compliant bids to be Qualified Alternative Transaction Bids.

26.     Banro, in consultation with the Monitor and the Conforming DIP Lender, also reserves the right to take one or more of the following steps: (i) identify the highest or otherwise most favourable Qualified Alternative Transaction Bid(s) (the “Successful Bid”); (ii) request that certain Qualified Bidders who have submitted Qualified Alternative Transaction Bids revisit their proposals in the event that multiple Qualified Alternative Transaction Bids are competitive, or (iii) commence an auction process with respect to multiple Qualified Alternative Transaction Bids to identify a Successful Bid, pursuant to procedures approved by Banro and the Monitor, with the consent of the Conforming DIP Lender or further Order of the Court, that shall be distributed to Qualified Bidders selected by Banro, with the consent of the Monitor, to participate in such auction at least five (5) Business Days in advance of the proposed start time for the auction.

EXECUTION VERSION

27.     For greater certainty, Banro, in consultation with the Monitor and the Conforming DIP Lender, may select more than one Qualified Alternative Transaction Bid as a Successful Bid to the extent that, based on the nature of such Qualified Alternative Transaction Bids, multiple Qualified Alternative Transaction Bids when take together will constitute the highest or otherwise most favourable Qualified Alternative Transaction Bid.

28.     In the event that Banro, in consultation with the Monitor and the Conforming DIP Lender determines that no Qualified Alternative Transaction Bids are received or Banro determines in its business judgment not to select a Successful Bid, Banro shall give notice to Qualified Bidders that this SISP is terminated and Banro will proceed to complete the Recapitalization.

29.     If Banro selects a Successful Bid, Banro, with the assistance of the Monitor, shall then proceed to negotiate and settle the terms and conditions of a Definitive Agreement in respect of a Successful Bid, all of which shall be conditional upon Court approval.

30.     Once a Definitive Agreement has been negotiated and settled in respect of a Successful Bid, the person(s) who made the Successful Bid shall be the “Successful Bidder” hereunder.

Court Approval

31.     Banro shall apply to the Court (the “Approval Motion”) for an order approving a Successful Bid and authorizing Banro (and/or any applicable member of the Banro Group) to enter into a Definitive Agreement with the Successful Bidder and any and all necessary further instruments and agreements with respect to the Successful Bid, as well as an order, in the case of a Sale Transaction, vesting title to purchased property in the name of the Successful Bidder.

32.     The Approval Motion shall take place on or before April 27, 2018, but may be adjourned or postponed by Banro, with the consent of the Successful Bidder, the Monitor and the DIP Lender, to a later date as agreed between those parties.

33.     All Qualified Alternative Transaction Bids (other than a Successful Bid) shall be deemed rejected on and as of the Irrevocable Bid Date.

34.     Banro shall implement the Successful Bid or the Recapitalization, as applicable, by no later than the Outside Date or such other date as Banro, the Monitor and the DIP Lender may agree.

Deposits

35.     All Deposits shall be retained by the Monitor and deposited in a trust account. If there is a Successful Bid, the Deposit paid by the Successful Bidder whose bid is approved at the Approval Motion shall be applied to the Purchase Price to be paid or investment amount to be made by the Successful Bidder upon closing of the approved transaction and will be non-refundable. The Deposits of Qualified Bidders not selected as a Successful Bidder shall be returned to such bidders within five (5) Business Days of the date upon the earlier of the Irrevocable Bid Date or (ii) the date that this SISP is terminated.

EXECUTION VERSION

Approvals

36.     For greater certainty, the approvals required pursuant to the terms hereof are in addition to, and not in substitution for, any other approvals required by the CCAA, or any other statute or as otherwise required at law in order to implement or complete a Successful Bid.

No Amendment

37.     There shall be no amendments to this SISP, including for greater certainty the process and procedures set out herein, without the consent of Banro, the Monitor and the DIP Lender or further Order of the Court.

“As Is, Where Is”

38.     Any Alternative Transaction will be on an “as is, where is” basis and without surviving representations or warranties of any kind, nature, or description by any member of the Banro Group or the Monitor or any of their employees, agents or estates, except to the extent expressly provided under a Definitive Agreement with a Successful Bidder executed and delivered by Banro and/or any member of the Banro Group.

Free Of Any And All Claims And Interests

39.     In the event of a sale of the some or all of the shares owned by one or more of the Applicants, to the extent permitted by law, all of the rights, title and interests of the applicable Applicants in and to such shares to be acquired will be sold free and clear of all pledges, liens, security interests, encumbrances, claims, charges, options and interests on or against such shares (collectively, the “Claims and Interests”) pursuant to a Court order made under section 36(6) of the CCAA, such Claims and Interests to attach to the net proceeds of the sale of such shares (without prejudice to any claims or causes of action regarding the priority, validity or enforceability thereof), except to the extent otherwise set forth in a Definitive Agreement with a Successful Bidder.

No Obligation to Conclude a Transaction

40.     Banro has no obligation to agree to conclude an Alternative Transaction arising out of the SISP, and it reserves the right and unfettered discretion to reject any offer or other proposal made in connection with the SISP. In addition, at any time during these SISP Procedures, Banro, with the consent of the Monitor and the DIP Lender, or further Order of the Court may determine to terminate these SISP Procedures, and shall provide notice of such a decision to any Qualified Bidders.

Further Orders

41.     At any time during the SISP, Banro and/or the Monitor may apply to the Court, following consultation with the DIP Lenders, for advice and directions with respect to the discharge of its powers and duties hereunder.

Banro Authority

EXECUTION VERSION

42.     Where under these SISP Procedures, a decision, determination, approval, consent, waiver or agreement is required from Banro, or that a matter must be satisfactory or acceptable to Banro, such decision, determination, approval, consent, waiver, agreement, satisfaction, acceptance or other action shall be determined by the Special Committee and shall be effective or shall have been obtained or satisfied, as the case may be, for the purposes of this SISP where the Special Committee, shall have confirmed its decision, determination, approval, consent, waiver, agreement, satisfaction, acceptance or other action, as the case may be, through Cassels. Any person shall be entitled to rely on any such decision, determination, approval, consent, waiver, agreement, satisfaction, acceptance or other action communicated by Cassels without any obligation to inquire into Cassels’ authority to do so on behalf of the Banro and such communication shall be effective for all purposes of this SISP and the SISP Procedures.

EXECUTION VERSION

Appendix “A”
Definitions

“Affected Parity Lien Debt” has the meaning given to such term in the Restructuring Term Sheet.

“Alternative Transaction” means either a Plan Transaction (other than the Recapitalization) or a Sale Transaction.

“Alternative Transaction Bid” has the meaning given to such term in paragraph 23 hereof.

“Applicants”  has the meaning given to such term in paragraph 1 hereof.

“Approval Motion” has the meaning given to such term in paragraph 31 hereof.

“Baiyin” means Baiyin International Limited and affiliates thereof within the direct or indirect control of Baiyin Nonferrous Group Company, Limited.

“Banro” has the meaning given to such term in paragraph 1 hereof.

“Banro Group” means, collectively, the Applicants and their direct and indirect subsidiaries as more particularly described in the Taylor Affidavit.

“BGB” has the meaning given to such term in paragraph 1 hereof.

“Business Day” means a day, other than a Saturday, Sunday, or a day on which banks in Toronto, Ontario are authorized or obligated by applicable law to close or otherwise are generally closed.

“Bid Deadline” has the meaning given to such term in paragraph 23 hereof.

“Business” has the meaning given to such term in paragraph 7 hereof.

“Case Website”  has the meaning given to such term in paragraph 2 hereof.

“Cassels” means Cassels Brock & Blackwell LLP, legal counsel to the Applicants.

“CCAA” has the meaning given to such term in paragraph 1 hereof.

“CIM” has the meaning given to such term in paragraph 10 hereof.

“Claims and Interests” has the meaning given to such term in paragraph 39 hereof.

“Confidentiality Agreement” has the meaning given to such term in paragraph 12 hereof.

“Conforming DIP Lender” has the meaning given to such term in paragraph 20 hereof.

EXECUTION VERSION

“Court” has the meaning given to such term in paragraph 1 hereof.

“Data Room” has the meaning given to such term in paragraph 10 hereof.

“Definitive Agreement” has the meaning given to such term in paragraph 13 hereof.

“Deposit” has the meaning given to such term in paragraph 24(k) hereof.

“Diligence Materials” has the meaning given to such term in paragraph 10 hereof.

“DIP Facility” has the meaning given to such term in paragraph 2 hereof.

“DIP Lender” has the meaning given to such term in paragraph 2 hereof.

“DIP Obligations” means the aggregate of all amounts owing under the DIP Term Sheet.

“DIP Term Sheet” has the meaning given to such term in paragraph 2 hereof.

“Dore Loan” means the loan advanced under that letter agreement dated July 15, 2016 among Baiyin International Investment Ltd. and Twangiza Mining S.A. (as amended or restated from time to time).

“Dore Obligations” means the aggregate of all amounts owing under the Dore Loan.

“Gramercy” means Gramercy Funds Management LLC, as agent for and on behalf of certain of the funds and accounts for whom it acts as investment manager or advisor.

“Initial Order” has the meaning given to such term in paragraph 1 hereof.

“Irrevocable Bid Date” has the meaning given to such term in paragraph 24(f) hereof.

“Monitor” means FTI Consulting Canada Inc., in its capacity as Court-appointed monitor pursuant to the Initial Order, and not in its personal or corporate capacity.

“Note Indenture” means the New Senior Secured Note Indenture dated as of March 19, 2017;

“Notes” means the 10.00% senior secured notes due March 1, 2021 issued pursuant to the Note Indenture.

“Note Obligations” means the aggregate of all amounts owing under the Notes.

“Plan Transaction” means a restructuring, refinancing, recapitalization, workout or plan of compromise or arrangement or reorganization of, or in respect of, all or part of the Banro Group.

“Potential Bidder” has the meaning given to such term in paragraph 10 hereof.

“Priority Claims” mean all claims ranking in priority to: (i) the DIP Obligations; or (ii) the Affected Parity Lien Debt.

“Property” has the meaning given to such term in paragraph 7 hereof.

EXECUTION VERSION

“Purchase Price” has the meaning given to such term in paragraph 24(a) hereof.

“Qualified Alternative Transaction Bid” has the meaning given to such term in paragraph 24 hereof.

“Qualified Bidder” has the meaning given to such term in paragraph 23 hereof.

“Qualified Consideration” means (i) cash consideration sufficient to indefeasibly repay all DIP Obligations; plus (ii) cash consideration sufficient to indefeasibly pay all Priority Claims; plus (iii) cash consideration sufficient to indefeasibly repay not less than 75% of the aggregate principal amount outstanding under the Affected Parity Lien Debt; plus (iv) cash consideration sufficient to indefeasibly repay all amounts due under the Stream Agreements or treatment of the Stream Agreements on the same terms as the Recapitalization.

“Qualified Phase 1 Bidder” has the meaning given to such term in paragraph 13 hereof.

“Recapitalization” means a recapitalization and restructuring of the Banro Group proposed by Baiyin and Gramercy in accordance with the terms and conditions set out in the Restructuring Term Sheet, to be consummated in the event that a Successful Bid is not obtained.

“Restructuring Term Sheet” means the term sheet attached hereto at Exhibit “•” to the Taylor Affidavit.

“Sale Transaction” means a sale of the common shares of certain members of the Banro Group that are held by Banro and/or BGB.

“SISP” has the meaning given to such term in paragraph 3 hereof.

“SISP Acknowledgement” has the meaning given to such term in paragraph 12 hereof.

“SISP Approval Order” means the Order of the Court approving these SISP Procedures.

“SISP Procedures” has the meaning given to such term in paragraph 5 hereof.

“Special Committee” means the Special Committee of the Board of Directors of Banro comprised entirely of independent directors of Banro.

“Stream Agreements” has the meaning given to such term in the Restructuring Term Sheet.

“Successful Bid” has the meaning given to such term in paragraph 27 hereof.

“Successful Bidder” has the meaning given to such term in paragraph 30 hereof.

“Taylor Affidavit” has the meaning given to such term in paragraph 2 hereof.

“Teaser Letter” has the meaning given to such term in paragraph 10 hereof.

EXECUTION VERSION

Appendix “B”
Addresses for Notices

If to Banro:

Banro Corporation
1 First Canadian Place
100 King St. West, Suite 7005
Toronto, Ontario M5X 1E3
Attention: Rory Taylor
Email: RTaylor@banro.com

With a copy to:

Cassels Brock & Blackwell LLP
Scotia Plaza
40 King Street West, Suite 2100
Toronto, Ontario M5H 3C2
Attention: Ryan C. Jacobs / Jane Dietrich / Joseph Bellissimo
Email:rjacobs@casselsbrock.com/jdietrich@casselsbrock.com/jbellissimo@casselsbrock.com

If to the Monitor:

FTI Consulting Canada Inc.
TD Waterhouse Tower
79 Wellington Street West, Suite 2010
Toronto, Ontario M5K 1G8
Attention: Nigel Meakin and Toni Vanderlaan
Email: nigel.meakin@fticonsulting.com/ toni.vanderlaan@fticonsulting.com

With a copy to:

McMillan LLP
Brookfield Place
181 Bay Street, Suite 4400
Toronto, Ontario M5J 2T3
Attention: Wael Rostom and Caitlin Fell
Email: wael.rostom@mcmillan.ca/ caitlin.fell@mcmillan.ca

IN THE MATTER OF THE COMPANIES’ CREDITORS ARRANGEMENT ACT, R.S.C. 1985, c. C-36, AS AMENDED AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF BANRO CORPORATION, BANRO GROUP (BARBADOS) LIMITED, BANRO CONGO (BARBADOS) LIMITED, NAMOYA (BARBADOS) LIMITED, LUGUSHWA (BARBADOS) LIMITED, TWANGIZA (BARBADOS) LIMITED AND KAMITUGA (BARBADOS) LIMITED

Court File No.

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

PROCEEDING COMMENCED AT TORONTO

SISP APPROVAL ORDER

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, ON M5H 3C2

Ryan C. Jacobs LSUC# 59510J
Tel:	416.860.6465
Fax:	416.640.3189
rjacobs@casselsbrock.com

Joseph Bellissimo LSUC# 46555R
Tel:	416.860.6572
Fax:	416.642.7150
jbellissimo@casselsbrock.com

Jane Dietrich LSUC# 49302U
Tel:	416.860.5223
Fax:	416.640.3144
jdietrich@casselsbrock.com

Lawyers for the Applicants